Filed pursuant to Rule 253(g)(2)

File No. 024-12293

OFFERING CIRCULAR DATED AUGUST 30, 2023

GB8 Residential LLC

Sponsored by Pacific Oak Residential, Inc.

13901 Sutton Park Dr S

Jacksonville, FL 32224

904-400-7500

Up to $75,000,000 in Class A common shares offered on a “best efforts” basis.

SEE “DESCRIPTION OF OUR CLASS A COMMON SHARES” AT PAGE 53

GB8 Residential LLC is a newly organized Delaware limited liability company formed to identify, invest in and manage properties, including multi-family and detached single-family dwellings, across the US with a particular focus across the Midwest and Southern markets of the United States. We intend the majority of such properties will be suitable for and have government subsidized tenants, commonly referred to as “Section 8 housing”. While we intend to invest primarily in Section 8 housing, we may invest in other asset classes depending on the availability of suitable investment opportunities. We are externally managed by Pacific Oak Residential, Inc., which also serves as our sponsor. We have elected to be treated as a corporation for U.S. federal income tax purposes.

	Price to public	Underwriting discount and commissions (1)	Proceeds to issuer(2)
Per unit	$10.00	$0.275	$9.725
Total Minimum	$1,000,000	$27,500	$972,500
Total Maximum	$75,000,000	$2,062,500	$72,937,500

(1)	The company has engaged Castle Placement, LLC (“Castle”) as our broker-dealer. The company has agreed to pay Castle a commission equal to 2.75% of the amount raised. The maximum amount of commissions Castle will receive under this arrangement is $2,062,500. In addition, we have paid Castle an upfront, non-refundable consulting / advisory fee of $20,000 and will reimburse Castle for all other out-of-pocket expenses (including FINRA fees) incurred by Castle (estimated to be $10,000). See “Plan of Distribution” for a description of our arrangement with Castle.
(2)

Does not include other expenses of the offering, which are estimated at approximately $7.6 million for a fully-subscribed offering, not including state filing fees. We are responsible for paying, or reimbursing our Manager for, all formation and organizational costs (estimated at $250,000.00), plus the 2.75% placement fee and all other offering expenses. Our Manager has agreed to not be reimbursed for formation and organizational costs, placement fees and other offering expenses that are in excess of 10% of the amount of gross proceeds raised in this offering. See “Estimated Use of Proceeds” and “Management Compensation” for a further discussion of the expenses of the offering and reimbursements to our Manager.

We are offering up to $75,000,000 worth of our Class A common shares, which represent limited liability company interests in our company, to the public at $10.00 per share, or up to 7,500,000 Class A common shares. This is a “best efforts” offering. We will not start operations or draw down on investors’ funds and admit investors as members until we have raised at least $1,000,000 in this offering (“Minimum Offering Amount”). After an investor executes a subscription agreement, those funds will be revocable until the date the Minimum Offering Amount is reached. If we do not raise the Minimum Offering Amount within 12 months after this offering has been qualified by the United States Securities and Exchange Commission (the “Commission” or the “SEC”), we will cancel the offering and release all investors from their commitments.

The minimum investment in our Class A common shares is 100 shares, or $1,000.

The company has engaged Wilmington Trust as an escrow agent (the “Escrow Agent”) to hold funds tendered by investors.   After the Minimum Offering Amount is reached, the company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company. After the initial closing of this offering, we expect to hold closings on at least a monthly basis. After each closing, funds tendered by investors will be available to the company. See “Plan of Distribution.”

Provided that subscriptions for the Minimum Offering Amount have been accepted, this offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion. At least every 12 months after this offering has been qualified by the Commission, the company will file a post-qualification amendment to include the company’s most recent financial statements. This offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the Offering Statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions.

Provided that subscriptions for the Minimum Offering Amount have been accepted, we expect to offer Class A common shares in this offering until we raise the maximum amount being offered, unless terminated by our Sponsor at an earlier time or extended in accordance with the terms of this Offering Circular.

We have not adopted a redemption plan for our shareholders. We may consider having our shares quoted on an alternative trading system (“ATS”) with a view to providing our shareholders with potential liquidity in the form of a secondary market for their investment in our shares, although we cannot assure you that this will happen.

Investing in the company’s Class A common shares is speculative and involves substantial risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 13 to read about the more significant risks you should consider before buying our Class A common shares. These risks include the following:

•	We do not have a board of directors and are managed by the Manager. Our shareholders do not elect or vote on the Manager and have limited ability to influence decisions regarding our business.
•	The company does not have a public trading market for its shares. While we may consider having our shares quoted on an ATS, there can be no guarantee that this will occur. Furthermore, even if the shares are quoted on an ATS, there can be no guarantee as to the volume or pricing with respect to any secondary trading that might develop. Liquidity may be limited in comparison to the liquidity of other real estate vehicles and REITs.
•	Because we do not currently intend to qualify as a REIT, we will be subject to federal and state taxes, which will reduce amounts available for distributions to shareholders.
•	Your investment in the company’s shares will be subject to greater risk than more diversified real estate investment vehicles because our portfolio of investments will be concentrated in residential and commercial subsidized housing.
•	Our Operating Agreement provides that we will make distributions of our operating cash flow to holders of our Class A common shares until we have paid a cumulative non-compounded annual return on each shareholders “Unreturned Invested Capital” of 5%. If we distribute the net cash proceeds from selling assets to shareholders, these distributions are considered a return of invested capital, which will decrease the amount of “Unreturned Invested Capital” and, as a result, the 5% return “Unreturned Invested Capital” will also be decreased.
•	There are conflicts of interest between us, the Manager and Sponsor and its affiliates. Our Investment Committee, which we will established to address potential conflicts of interest and will be comprised of one or more members of our Sponsor’s management team, may not adequately address all of the conflicts of interest that may arise with respect to our activities.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

The use of projections or forecasts in this offering is prohibited. No one is permitted to make any oral or written predictions about the cash benefits or tax consequences you will receive from your investment in our Class A common shares.

Sales of these securities will commence on approximately August 31, 2023, within two days of the qualification of our Offering Statement.

This Offering Circular follows the Offering Circular format.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Implications of Being an Emerging Growth Company.

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this Offering Circular and any accompanying offering circular supplements, which we refer to collectively as the Offering Circular. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with different information. This Offering Circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this Offering Circular is accurate as of any date later than the date of this Offering Circular or such other dates as are stated in this Offering Circular or as of the respective dates of any documents or other information incorporated by reference into this Offering Circular.

This Offering Circular is part of an Offering Statement that we filed with the SEC using a continuous offering process.

Periodically, as we make material investments or have other material developments, we will provide an Offering Circular supplement that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular supplement. The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC.

The Offering Statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov, or on our website www.gb8residential.com. The contents of our website (other than the Offering Statement, this Offering Circular and the appendices and exhibits thereto) are not incorporated by reference in or otherwise a part of this Offering Circular.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

•	annual reports (including disclosure relating to our business operations for the preceding two fiscal years, or, if in existence for less than two years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

•	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

•	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

i

•	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

•	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

ii

In this Offering Circular, the term “we,” “us,” “our,” “GB8” or “the company” refers to GB8 Residential LLC; the term “Manager” or “Sponsor” refers to Pacific Oak Residential, Inc., which acts as both the manager and sponsor of the company and is referred to herein as either the Manager, the Sponsor or both; and the term “Property Manager” refers to DMH Realty, LLC, a wholly-owned subsidiary of our Manager and Sponsor.

Other than in the table on the cover page, dollar amounts have been rounded to the closest whole dollar, except as otherwise indicated.

This Offering Circular may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry and markets. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in the offering materials, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements, including but not limited to, those risks set forth in “Risk Factors” herein. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

The company’s Class A common shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our Class A common shares are offered and sold only to “qualified purchasers” or at a time when our Class A common shares are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our Class A common shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our Class A common shares are being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our Class A common shares does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

To determine whether a potential investor is an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person:

1.	who has an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person;

2.	who has earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year;

3.	who has certain professional certifications, designations or credentials or other credentials issued by an accredited educational institution, as designated by the Securities and Exchange Commission (“SEC”); or

4.	who, with respect to investments in a private fund, are “knowledgeable employees” of the fund, as defined in the Investment Company Act of 1940.

The list above is non-exhaustive; prospective investors should review Rule 501 of Regulation D for more details on whether they are an “accredited investor.” If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details.

For purposes of determining whether a potential investor is a “qualified purchaser”, annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

SUMMARY

This offering summary highlights material information regarding our business and this offering. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read the entire Offering Circular carefully, including the “Risk Factors” section before making a decision to invest in our Class A common shares.

GB8 Residential LLC

GB8 Residential LLC is is a newly organized Delaware limited liability company formed to identify, invest in and manage properties, including multi-family and single-family dwellings, across the US with a particular focus across the Midwest and Southern markets of the United States. We intend the majority of such properties will be Section 8 housing, i.e. suitable for and have government subsidized tenants. We are externally managed by Pacific Oak Residential, Inc., which also serves as our sponsor. We have elected to be treated as a corporation for U.S. federal income tax purposes.

Our office is located at 13901 Sutton Park Dr S, Jacksonville FL 32224. Our telephone number is 904-400-7500. Information regarding the company, the Sponsor and the Manager is available at www.gb8residential.com.

Investment Strategy

We intend to use substantially all of the net proceeds of this offering to identify and invest in residential and commercial properties that are suitable for and have government subsidized tenants, primarily through the Housing Choice Voucher Program (“HCV Program”), a publicly-funded federal program that provides rental assistance in the private market to eligible low-income families, the elderly and people with disabilities. The HCV Program was established as part of the Housing and Community Development Act of 1974. The U.S. Department of Housing and Urban Development (“HUD”) funds the HCV Program. Housing choice vouchers are administered locally by public housing agencies (“PHAs”), which must comply with the regulations and guidelines set by HUD. HUD provides the federal funds to the PHAs to administer the HCV Program, and the housing subsidy is paid to the landlord directly from the relevant PHA. Other suitable properties include those where tenants can receive rent subsidies through local or state level housing authorities and other non-governmental agencies that provide housing subsidies to their constituents. While we intend to invest primarily in subsidized housing, we may invest in other asset classes depending on the availability of suitable investment opportunities.

We believe there is a compelling long-term opportunity to generate consistent returns and long-term growth by owning and renting single-family homes as well as investing in small multifamily family housing units. By doing so, we seek to preserve and earn a return on the investment made by our investors, to realize long term appreciation on that investment and to provide cash distributions to our investors through increased cash flow from operations or asset sales. We believe that our business model provides us with a competitive advantage positioning us to opportunistically grow and effectively manage our portfolio.

We believe that properties with a government-subsidized affordable housing component tend to be more stable than other apartment investments in terms of both occupancy and cash flow. These types of properties are typically characterized by high occupancy levels, generally with long waiting lists, and annual contract rent increases from HUD based on local area adjustments.

We intend to initially focus on acquiring single-family and small multi-family units in the Midwest and Southern markets of the United States, focusing initially on the Chicago area. We intend to target properties:

•	that are in good condition without the need for any significant capital investment,
•	that are located in local markets where the PHAs provide rental subsidies in the range of 90% to 110% of Fair Market Rent (FMR) based on a Housing Assistance Payment (HAP), which is calculated based on the payment standard, minus a portion of the family’s income, and
•	where we believe the subsidized portion of rental revenue is sufficient to generate stable cashflows to allow us to make regular dividend distributions to our shareholders.

Our Manager intends to target a distinct segment of the market (purchase prices per unit ranging from $100,000 to $200,000) because it believes these properties offer higher market rent yields, when expressed as a percentage of purchase price, then homes with higher price points. Our Manager will focus on multiple segments within this price range:

•	Existing homes, generally acquired as portfolios, with high levels of occupancy and limited capital needs.
•	Existing homes, generally in targeted portfolio acquisitions, that require updating of units and potentially capital investment.
•	Newly renovated small multi-family buildings, (10-100 units) either leased or vacant; and
•	Other housing interests, where we believe that the risk-adjusted returns are attractive.

We will seek, directly or through subsidiaries wholly or majority controlled by us, to be the sole owner of any investment we enter into, or the majority owner and controlling party of any joint venture or other entity through which we make an acquisition.

Our Manager carefully considers factors such as rental income stability, tenant demand, regulatory requirements, and financial metrics (rental income, operating expenses, financing costs, purchase price and the potential for appreciation) in evaluating potential acquisitions. Our Manager, through its personnel and their technical expertise, will use various financial models, including an acquisition valuation model that uses proprietary analytics to evaluate each potential acquisition. The aim of these models is to determine which properties will produce the most attractive net yields and assess how much to pay for these properties to best achieve optimal results. These tools along with leveraging our property manager’s property inspection, management and rental infrastructure and related data flows will help us identify and acquire higher yielding assets in any geographical location into which we desire to enter or expand.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments;

•	to preserve, protect and return investors’ capital contributions;

•	to pay competitive cash distributions from rents and preferred returns earned on our investments; and

•	to create a repeatable investment process that allows the company to continue to redeploy capital to achieve our investment objectives.

The investment objectives of the company will be directed solely by our Manager and Sponsor and its officers. Any and all changes to investment objectives will be determined by our Manager and Sponsor on an as need basis.

Exit Strategy

Although we may dispose of individual assets from time to time with the sale proceeds recycled into new properties that meet our investment criteria, we anticipate holding our portfolio between three and five years from the completion of this offering before embarking on an exit strategy. We believe this is a sound strategy based on our experience in the marketplace, and prevailing market trends and taking into consideration possible future market fluctuations. Although we believe three to five years is a prudent duration to hold our portfolio, the actual duration of each asset in the portfolio could be shorter or longer depending on market conditions and other circumstances.

An exit strategy or liquidity transaction could consist of a recapitalization, a sale of our assets, a sale or merger of the company, a consolidation transaction with other companies managed by the Manager or its affiliates, a listing of our common shares on a national securities exchange or a similar transaction. The company does not have a stated term, as we believe setting a finite date for a possible, but uncertain, future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our shareholders.

Market

The Section 8 housing market in the United States plays a crucial role in providing affordable housing options for low-income individuals and families. There are two main components to the Section 8 program: Section 8 Project-Based Rental Assistance (“PBRA”) programs and the Housing Choice Voucher (HCV) program. The PBRA programs are project-based meaning the subsidy is attached to the housing, while the HCV program, is tenant based, meaning the subsidy is attached to the tenant. We intend to focus on housing that can be used by participants in the HCV program. Here is a summary of its size, user demographics, significance, and investment features of this type of housing:

Market Size

The Section 8 housing market is substantial, with millions of households benefiting from the program. As of the latest available data, there were over 5.2 million people in 2.2 million low-income households participating in the Housing Choice Voucher (HCV) program.

User Demographics

The program serves a diverse range of individuals and families, including seniors, disabled individuals, veterans, and low-income households. It is a vital resource for vulnerable populations who require financial assistance to secure affordable and stable housing.

Importance of Section 8 Housing

Section 8 housing is essential for addressing the affordable housing crisis in the United States. It offers numerous benefits, such as providing housing stability, reducing homelessness, empowering individuals to live in safe and decent housing, and promoting socio-economic mobility.

Investment Features

Rental Income Stability: Section 8 housing vouchers provide a stable source of rental income as the government subsidizes a portion of the rent, which provides increased reliability of operating cash flow.

Guaranteed Payments: The government typically ensures prompt payment to landlords, reducing the risk of late or missed payments.

Tenant Demand: There is generally consistent demand for Section 8 housing due to the limited availability of affordable rental options, reducing the duration and impact on operating cash flows from vacancies.

Market Conditions: Increased information from governmental sources enables better evaluation of local rental market conditions, including vacancy rates, rental demand, and the availability of Section 8 voucher holders.

Regulatory Factors: Understanding and complying with the regulations and requirements imposed by HUD and local Public Housing Agencies (PHAs) can be complicated, which we believe benefits property owners with experience in managing such properties, like our Manager.

Property Management Considerations: We believe experienced owners of Section 8 housing are better equipped to manage the responsibilities associated with Section 8 properties, including meeting Housing Quality Standards (HQS), coordinating with PHAs, and maintaining tenant relations.

Social Impact: Investing is Section 8 housing provides a positive social impact by contributing to affordable housing initiatives and supporting underserved communities.

The Section 8 housing market is significant in addressing the affordable housing crisis, serving millions of households in need.

Regulations applicable to the HCV Program

The Section 8 Housing Program is subject to various regulations and guidelines established by the U.S. Department of Housing and Urban Development (HUD) to ensure its effective operation. HUD sets forth regulations specifically governing the Housing Choice Voucher program. These regulations address eligibility criteria, income determinations, voucher issuance and distribution, landlord requirements, participant responsibilities, and other programmatic aspects. Here are some key regulations that affect the HCV program:

Fair Housing Act (FHA)

The Fair Housing Act prohibits housing discrimination based on race, color, religion, sex, national origin, familial status, and disability. HUD enforces the FHA and ensures that participants and landlords in the Section 8 housing program comply with fair housing regulations.

Section 8 Payment Standards

HUD establishes payment standards, also known as Fair Market Rents (FMR), which represent the maximum allowable subsidy for a specific area. These payment standards help determine the level of rental assistance provided to participants based on the local rental market conditions.

Housing Quality Standards (HQS)

The HQS regulations outline the minimum housing quality standards that rental properties must meet to be eligible for the Section 8 program. These standards cover aspects such as safety, sanitation, and habitability, ensuring that participating units provide decent and safe housing for voucher holders.

Section 8 Inspection Requirements

The program requires regular inspections of rental units to ensure compliance with HQS. HUD or the local Public Housing Agency (PHA) conducts these inspections to verify that the property meets the required standards before a voucher is issued or renewed.

Section 8 Renewal Policy Guide

HUD issues a Renewal Policy Guide that outlines the process for renewing Section 8 Housing Assistance Payment (HAP) contracts between PHAs and property owners. The guide provides instructions and requirements for contract renewals, rent adjustments, and other administrative aspects of the program.

Administrative Plan

Each PHA is required to develop an Administrative Plan, which details its specific policies and procedures for administering the Section 8 program. This plan includes information on program operations, applicant selection, rent calculations, and other local implementation guidelines within the framework of HUD regulations.

Other Federal, State, and Local Regulations

In addition to HUD regulations, Section 8 housing program participants and landlords must comply with various federal, state, and local regulations pertaining to areas such as health and safety codes, rental housing standards, and tenant-landlord laws.

Our Manager and Sponsor

Pacific Oak Residential, Inc., our Manager, manages our day-to-day operations and is also our Sponsor.

A team of investment professionals, acting through the Manager, will make all the decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations in our Operating Agreement. Our Manager will also be responsible for asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital.

As of the date of this Offering Circular, our Manager and its affiliates operate Pacific Oak Strategic Opportunity REIT which, on a colsolidated basis, has approximately $2.5 billion in assets under management and owns a diversified portfolio of multi-family, single-family, office and hotel properties and land. Consolidated within and wholly-owned by Pacific Oak Strategic Opportunity REIT is Pacific Oak Residential Trust, a REIT which has approximately $425 million in assets under management primarily consisting of single-family rental homes. In aggregate, Pacific Oak Strategic Opportunity REIT owns approximately 2,450 single-family rental homes, approximately 350 (or 14%) of which receive rental subsidies under HUD’s HCV program. Pacific Oak Capital Advisors, the manager of Pacific Oak Strategic Opportunity REIT, also manages four additional real estate investment vehicles focused on commercial real estate properties, bringing the total assets under management of our Sponsor and Manager and its affiliates collectively to approximately $4.1 billion is assets.

The Manager believes the experience and technical expertise of its executive management team, as described in “Prior Performance Summary,” is one of its key strengths. The management team has a broad and deep knowledge of the residential market with decades of experience in real estate, mortgage financing, financial services, and asset management. The Manager and its supporting teams have expertise and a multitude of contacts that enable us to source assets and obtain financing to optimize available leverage. The Manager’s asset evaluation process and the experience and judgment of its executive management team in identifying, assessing, valuing and acquiring new assets we believe will help the Manager to appropriately value the properties or portfolios at the time of purchase and to operate them profitably as we continue to grow.

Our Structure

The chart below shows the relationship between the Manager and Sponsor, the Property Manager and the company as of the date of this Offering Circular.

Management Compensation

Our Manager and its affiliates will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The items of compensation are summarized in the following table. Neither the Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of our Class A common shares.

No portion of the fees detailed below will be allocated to any individual in his or her capacity as an executive officer of our Sponsor or Manager.

See “Management Compensation” for a more detailed explanation of the fees and expenses payable to the Manager and its affiliates.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

	Formation, Organization and Offering Stage
Formation and Organization Expenses — Manager	As of April 6, 2023, we have incurred $8,875 in formation and organization expenses. We will reimburse the Manager for these costs and future formation and organization expenses it may incur on our behalf, subject to the limit set forth below. We expect these expenses to not exceed $250,000 or, if we raise the maximum offering amount, approximately 0.003% of gross offering proceeds.	$250,000

Offering Expenses— Manager	We will reimburse the Manager for all expenses of the offering of shares of our company, subject to the limit set forth below.	Actual amounts are dependent upon the offering proceeds we raise. Assuming the maximum offering amount is raised, placement fees payable to Castle Placement, LLC would be $2,062,500 plus a $20,000 upfront consulting / advisory fee and expense reimbursement estimated at $10,000. In addition, we estimate that the other expenses of a fully subscribed offering will be approximately $7,587,500, mostly comprised of marketing expenses.

Reimbursement Limit	After we raise $1,000,000 from investors in this offering (the minimum offering amount), we will start to reimburse the Manager, without interest, for these formation, organization and offering costs incurred both before and after that date. Our Manager will not seek reimbursement from us for any formation, organization or offering expenses that are in excess of 10% of the gross proceeds of this offering.

Acquisition and Development Stage

Acquisition Fee — Manager	The company or any entity solely-owned or controlled by the company that acquires a property will pay the Manager a fee of 1% of the amount of the purchase price of any property.	Paid directly by the company to the Manager. Actual amounts are dependent upon the property purchase price and we cannot determine these amounts at the present time.

Reimbursement of Acquisition Expenses — Manager (1)	We will reimburse the Manager for actual expenses incurred in connection with the investigation, selection, acquisition or due diligence of a prospective investment, whether or not we ultimately acquire the investment.	Actual amounts are dependent upon the offering proceeds we raise and the number of investment opportunities considered by the company.

Operational Stage

Property Management Fees — Property Manager

Under the form of Property Management Agreement appended to our operating Agreement, we will pay to the Property Manager the following fees:

● a Property Management Fee equal to 8% of all   collected  rental revenues and

● leasing fees equal to: (a) for all newly placed tenants,   one month’s rent applicable to the initial rent period,   and (b) for all renewal tenants, $200.

In addition, our Manager is entitled to retain: (a) 100% of application fees collected, (b) 50% of any insufficient funds fees collected; (c) 50% of any late fees collected, and (d) 50% of any other fees charged to tenants other than rent, move-in fees and pet fees.

See “Management—Property Management Agreement” for a more detailed discussion of this agreement.

Actual amounts are dependent upon the offering proceeds we raise and the number of properties that we manage; we cannot determine these amounts at the present time.

Asset Management Fee — Manager	There is no fixed asset management fee payable to our Manager. Instead, our manager will be paid a Subordinated Asset Management Fee (defined in “Description of our Class A Common Shares—Distributions”) which will be equal to the remaining ordinary operating cash flow after all of the holders of our Class A shares have received a cumulative non-compounded annual return on their unreturned invested capital of 5% payable from our operating cash flow. See “Description of our Class A Common Shares—Distributions” for more details.	Any Subordinated Asset Management Fees will be dependent on the amount of our operating cash flow and cannot be determined at this time.

Other Operating Expenses— Manager

We will reimburse the Manager for out of pocket expenses paid to third parties in connection with providing services to us, including license fees, auditing fees, fees associated with SEC reporting requirements, increases in insurance costs, Delaware taxes and filing fees, administration fees, fees for the services of an independent representative, and third-party costs associated with these expenses. This does not include overhead, employee costs, utilities or technology costs of the Manager, the Sponsor or their affiliates.

Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time

Liquidation Stage

Exit Fee— Manager

1% of the gross proceeds from the sale of an asset held by the company will be paid as a fee to the Manager.

In addition, to the extent that we determine to distribute the proceeds from the sale of an asset to shareholder, rather than reinvesting such funds, we will distribute 70% of the net proceeds to shareholders. The remaining 30% of these net proceeds will be paid to our Manager as a performance fee. See “Description of our Class A Common Shares—Distributions” for more details.

Actual amounts are dependent upon the results of a sale and, in the case of a performance fee, amounts that the Manager determines to distribute to shareholders; we cannot determine these amounts at the present time

Our Manager in its sole discretion may defer or waive any fee payable to it under the Operating Agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

Distributions

We intend to make distributions periodically, as conditions permit. The order of distributions will be governed by the company’s Operating Agreement and by the Share Designation for the Class A common shares.

We divide distributions into two categories:

●	Distributions of ordinary operating cash flow (for example, net income from the rental of a property, after expenses); and

●	Distributions of the net proceeds from “capital transactions,” like sales or refinancing of properties, that are not reinvested (“net proceeds” means the gross proceeds of the capital transaction, reduced by the expenses of the transaction, including repayment of debt).

We expect to make distributions of ordinary operating cash flow on a semi-annual basis. Distributions of the net proceeds from capital transactions will be made, if at all, upon the occurrence of a capital transaction. Distributions of ordinary operating cash flow will only be made while there is “Unreturned Invested Capital”, amount remaining of capital invested with respect to a Class A common share less any distributions of net proceeds from capital transactions paid on that share.

Distributions of ordinary operating cash flow

Distributions of ordinary operating cash flow will be in the following order of priority:

●	First, Class A common shareholders will receive distributions of operating cash flow until they have received a 5% cumulative, non-compounded annual return on their Unreturned Invested Capital, if any. We refer to this as the “Class A Preferred Return”.
●	Second, any remaining operating cash flow will be distributed to the Sponsor as a “Subordinated Asset Management Fee”.

Distributions of the net proceeds from capital transactions

Distributions of the net proceeds from capital transactions will be made from time to time as determined by the Manager to the holders of the Class A common shares. Holders of Class A common shares will be distributed on a pro rata basis an amount equal to 70% of the “Class A Investor Net Capital Proceeds”, with 30% of the Class A Investor Net Capital Proceeds going to the Sponsor.

The “Class A Investor Net Capital Proceeds” will be calculated by multiplying the total net proceeds from capital transactions in a particular distribution to all common shareholders of the company by a fraction, the numerator of which is the amount of capital contributions invested with respect to the outstanding Class A common shares as of the date of the distribution, and the denominator of which is the total amount capital contributions invested with respect to the outstanding common shares of the company as of such date. As of the date of this Offering Circular, no common shares are outstanding and only Class A common shares are being offered in this offering.

Tax Treatment of Distributions

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Summary of Risk Factors

Investing in our Class A common shares involves a high degree of risk. You should carefully review the “Risk Factors” section of this Offering Circular, which contains a detailed discussion of the material risks that you should consider before you invest in our Class A common shares.

Conflicts of Interest

Our Manager and Sponsor and its affiliates will experience conflicts of interest in connection with the management of our business. Some of the material conflicts that the Manager and its affiliates will face include the following:

•	Our Manager’s investment professionals must determine which investment opportunities to recommend for the company and for other real estate investment vehicles managed by the Sponsor or its affiliates or other investors that our Sponsor or its affiliates advises or manages.

•	Our Manager’s investment professionals will have to allocate their time among us, our Manager and Sponsor’s business and other programs and activities in which they are involved.

•	The terms of our Operating Agreement (including the Manager’s rights and obligations and the compensation payable to our Manager and its affiliates) were not negotiated at arm’s length and may be less attractive than an agreement negotiated with an independent third party.

•	The terms of our Operating Agreement limit the ability of our shareholders to remove the Manager. Our shareholders may only remove the Manager for “cause” following the affirmative vote of shareholders holding two-thirds of the outstanding common shares. Unsatisfactory financial performance does not constitute “cause” under the Operating Agreement.

•	Our Manager may seek to acquire properties that are held by other real estate investment vehicles or person affiliated with our Manager; or sell properties to such entities or persons.

•	Our Manager may, without shareholder consent (unless otherwise required by law), determine that we should merge or consolidate through a roll-up or other similar transaction involving other entities, into or with such other entities, including entities affiliated with the Manager.

•	As a non-traded company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for a board of directors or independent board committees.

We intend to establish, upon successful completion of capital raise in this offering, an investment committee (the “Investment Committee”) comprised of one or more members of management of our Sponsor. The Investment Committee will be responsible for reviewing and recommending any of the following types of transactions to our Manager:

•	potential investments or divestitures of property,
•	mergers or consolidations through a roll-up or other similar transaction involving other entities, and
•	transactions with affiliates that involve the payment or receipt of funds in excess of $5 million,

In conducting its review, the Investment Committee will obtain from independent third parties valuations and/or other market analytics that, in its judgement, are reasonably prudent in order for the Investment Committee to recommend to the Manager that any such transaction is consistent with market terms and in the best interests of our company and our shareholders.

In addition, while we do not anticipate significant overlap between us and other real estate investment vehicles managed or sponsored by our Manager and Sponsor or its affiliates, in any circumstances that requires the principals or officers of our Manager/Sponsor to engage in acquisitions of Section 8 assets for other affiliated real estate investment vehicles, our Manager will provide to us a summary of disclosure reflecting the terms and purpose of the transaction and any potential implications of such activities on the company.

Borrowing Policy

We do not currently expect to leverage the target properties in light of the current interest rate environment but may do so in the future if interest rates are more favorable. At such time that financing makes economic sense, we believe we will have access to lenders that will provide financing for approximately 70% loan-to value (“LTV”) for the properties we have acquired.

Valuation Policies

We expect to provide an estimated Net Asset Value (“NAV”) for our Class A common shares in connection with the annual valuation requirements under ERISA and the Internal Revenue Code of 1986, as amended and in effect from time to time (the “Internal Revenue Code”), commencing on the date that is thirty (30) days from the date we completes an initial acquisition of portfolio properties. Our Net Asset Value (“NAV”) is calculated quarterly based on the net asset values of our investments (including securities investments, if any), the addition of any other assets (such as cash on hand) and the deduction of any other liabilities. A third-party valuation firm will be selected by the Manager to serve as our independent valuation advisors.

Our NAV per share is calculated by our Manager, in coordination with the Investment Committee. Our goal is to provide a reasonable estimate of the market value of the company’s shares on a quarterly basis. However, the majority of our assets will consist of residential and commercial real estate and, as with any non-traded investment valuation protocol, the conclusions reached by our independent valuation expert will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct.

We will not update our offering price per share for our Class A common shares in this offering based on any NAV calculations described above.

Voting Rights

Our Class A common shareholders will have voting rights only with respect to certain matters, primarily relating to amendments to our Operating Agreement that would, if adopted, materially and adversely affect the rights of the Class A common shares or affect shareholders disproportionally, and removal of the Manager for “cause.” Each outstanding Class A common share entitles the holder to one vote on all matters submitted to a vote of common shareholders. Our shareholders do not elect or vote on retention of the Manager, and, unlike the holders of common shares in a corporation, have only limited voting rights on other key matters affecting our business, and therefore limited ability to influence decisions regarding our business. For additional information, see “Description of Our Class A Common Shares—Voting Rights.”

Other Governance Matters

Other than the limited shareholder voting rights described above, our Operating Agreement vests most other decisions relating to our assets and to the business of the company, including decisions relating to acquisitions, dispositions, the engagement of asset managers, the issuance and redemption of securities in the company, including additional Class A common shares, mergers, dispositions, roll-up transactions, and other decisions relating to our business, in the Manager. See “Management” for more information about the rights and responsibilities of the Manager.

Investment Company Act Considerations

We expect to use substantially all of the net proceeds from this offering to invest in single- and multi-family residential and commercial properties with rent subsidized tenants. We do not intend to invest in other real estate-related assets, such as mortgage loans.

We intend to conduct our operations so that neither we, nor any subsidiaries we may establish, will be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as “the 40% test.” Excluded from the term “investment securities,” among other things, are securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We believe that neither we nor subsidiaries we may establish will be considered investment companies for purposes of Section 3(a)(1)(A) of the Investment Company Act because we and they will not engage primarily or hold themselves out as being primarily in the business of investing, reinvesting or trading in securities. Rather, we and such subsidiaries will be primarily engaged in non-investment company businesses related to the ownership and control real estate. Consequently, we and our subsidiaries expect to be able to conduct our operations such that none will be required to register as an investment company under the Investment Company Act.

We will monitor our compliance with the 40% test, including the holdings of the securities of our subsidiaries (if any) to determine whether each of our subsidiaries constitutes an “investment security,” or does not fall within, or is excepted from, the definition of an investment company under the Investment Company Act. The securities issued by any wholly owned or majority-owned subsidiary that we may form and that are excepted from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis.

The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. We intend to treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. The determination of whether an entity is a majority-owned subsidiary of the company is made by us. We also intend to treat subsidiaries of which we or our wholly owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly owned or majority-owned subsidiary is required for all major decisions affecting the subsidiaries (which we refer to as “Controlled Subsidiaries”), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We reached our conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. We have not asked the SEC staff for concurrence of our analysis, and it is possible that the SEC staff could disagree with any of our determinations. If the SEC staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on us.

The loss of our exclusion from regulation pursuant to the Investment Company Act could require us to restructure our operations, sell certain of our assets or abstain from the purchase of certain assets, which could have an adverse effect on our financial condition and results of operations. See “Risk Factors—Risks Related to Compliance and Regulation—Maintenance of our Investment Company Act exemption imposes limits on our operations, which may adversely affect our operations.”

Financial Condition

The company has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues since its inception through the date of this Offering Circular. These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern for a reasonable period of time. However, our Manager has agreed that it will provide funding for operations for a period in excess of one year from our inception date. The company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing or funding from our Manager sufficient to meet current and future obligations.

RISK FACTORS

An investment in our Class A common shares involves substantial risks. You should carefully consider the following risk factors in addition to the other information contained in this Offering Circular before purchasing shares. The occurrence of any of the following risks might cause you to lose all or a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition.

Risks Related to an Investment in our company

We have no prior operating history, and the prior performance of our Sponsor and its affiliates or other real estate investment opportunities sponsored by our Sponsor or its affiliates may not predict our future results.

We are a recently formed company and have no operating history. As of the date of this Offering Circular, we have not made any investments, and have no cash on hand. You should not assume that our performance will be similar to the past performance of our Sponsor and its affiliates or other real estate investment opportunities sponsored by our Sponsor or its affiliates. Our limited operating history significantly increases the risk and uncertainty you face in making an investment in our shares.

Investing in properties with rent-subsidized tenants involves additional risks that might adversely impact our business and the value of your shares.

Our investment focus of investing in residential and commercial properties with subsidized rent presents certain risks and challenges compared to real estate investment vehicles that have more broad-based investment objectives, including:

•	Regulatory Compliance: Subsidized housing programs are typically subject to extensive regulations and compliance requirements both under federal regulation as well as state and local housing regulations. Property owners must adhere to specific rules related to tenant eligibility, income verification, rent limits, housing quality standards, reporting obligations, and inspections by the local housing authorities. Failure to comply with these regulations may result in penalties, loss of subsidies, or even legal action.
•	Limits on Rental Income: Subsidized housing often involves income restrictions and limits on rent for particular housing, which may limit the amount of rental income our properties can generate. The rental rates are typically set by the program, and they may not keep pace with market rates.
•	Increased Administrative Burden: Managing subsidized housing can be more administratively complex compared to market-rate properties. We will need to manage our business to comply with these administrative requirements, which may include annual certifications, income verification, and program-specific documentation. The administrative burden can be time-consuming and we may need to rely on third-parties that have specialized knowledge in particular housing markets.
•	Long Waitlists and Vacancy Challenges: Subsidized housing programs often have long waiting lists due to high demand for affordable housing. However, once a unit becomes vacant, finding qualified tenants to fill the vacancies may be challenging.
•	Funding and Budgetary Constraints: Subsidized housing programs rely on government funding, which can be subject to fluctuations and budgetary constraints. Funding cuts or changes in program guidelines can impact the subsidies and financial stability of rental income generated by these properties. We may need to navigate uncertain funding environments and adapt rapidly to changes, and our failure to do so may have a material impact on the financial performance of our properties and our ability to make distributions to shareholders.
•	Maintenance and Repair Costs: Subsidized housing properties may have strict maintenance and repair standards that we will need to meet. While some repairs and maintenance expenses may be covered by subsidies, we are still responsible for addressing necessary repairs promptly. Balancing the costs of maintenance and repairs with limited rental income can be a challenge.

Any of the above factors could result in higher expenses and lower revenues compared to other single- and multi-family rental properties, which could have a material adverse impact on our results, financial condition and ability to make distributions to shareholders. Furthermore, your investment in the company’s shares will be subject to greater risk than more diversified real estate investment vehicles because our portfolio of investments will be concentrated in residential and commercial subsidized housing. If we are unable to raise substantial funds, we will make fewer investments resulting in less diversification generally.

The actual rents we receive for properties in which we invest may be less than estimated market rents or contracted rents, which could adversely affect our financial condition, results of operations and operating cash flow.

A wide array of factors, including competitive pricing pressure in our markets, a general or regional economic downturn and the lack of desirability of our properties compared to other properties in our markets, may limit our ability to realize our target rents across our portfolio. In addition, we may be subject to limits on the amount of rent we can charge subsidized tenants, for instance the Chicago Housing Authority inspects properties during the lease signing process as well as annually, including for the reasonableness of the rent. There is a higher risk with subsidized tenants that we are only able to collect the subsidized portion of rent, and not the full contracted rent. If we are unable to obtain sufficient rents across our entire portfolio, or if our rents are consistently below market, then our ability to generate cash flow in line with our objectives will be negatively impacted.

If we are unable to find suitable investments for the company, we may not be able to achieve our investment objectives or pay distributions to shareholders.

Our ability to achieve our investment objectives and to pay distributions to shareholders depends upon the performance of the Manager in identifying, structuring, and/or acquiring our investments in real estate assets. The more money we raise through the sale of shares in this offering, the greater the challenge is for us to invest all of the net proceeds on suitable terms. Except for investments that may be described in amendments or supplements to this Offering Circular prior to the date you subscribe for our shares, you will have no opportunity to evaluate the economic merits or the terms of our investments before making a decision to invest in the company. You must rely entirely on the abilities of the Manager and the partners and vendors with which Manager chooses to work.

To the extent that our Manager’s real estate professionals face competing demands upon their time in instances when we have capital ready for investment, we may face delays in execution. Further, because we are raising a “blind pool” whereby we are not committed to investing in any particular assets, it may be difficult for us to invest the net offering proceeds promptly or on attractive terms.

We cannot assure you that the Manager will be successful in obtaining suitable investments on financially attractive terms or that, if the Manager makes investments on our behalf, our objectives will be achieved. If we, through the Manager, are unable to find suitable investments to deploy our capital, we will hold the proceeds from this offering in an interest-bearing account or will invest the proceeds in other liquid investments. If, over an extended period, we continue to be unsuccessful in sourcing suitable investments, we may decide to liquidate the company. In the event we are unable to locate suitable investments on a timely basis after receiving subscriptions for the Minimum Offering Amount, we may be unable or limited in our ability to pay distributions, and we may not be able to meet our investment objectives. Further, the failure of our management to apply the net proceeds of this offering effectively or to find investments that meet our investment criteria in sufficient time or on acceptable terms could cause the value of our Class A common shares to decline.

We may suffer from delays in locating suitable investments, which could limit our ability to make distributions and lower the overall return on your investment.

We rely upon the Manager and Sponsor’s real estate professionals to identify and structure suitable investments for the company. To the extent that the Manager and Sponsor’s investment professionals face competing demands upon their time in instances when we have capital ready for investment, we may face delays in execution. Delays we encounter in the selection of suitable projects would likely limit our ability to pay distributions to our shareholders and lower their overall returns.

Additionally, the current market for residential and commercial properties that meet our objectives is highly competitive. The more shares we sell in this offering, the greater our challenge will be to invest all of the net proceeds on favorable terms. Except for investments that may be described in supplements to this Offering Circular prior to the date you subscribe for our shares, you will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. You must rely entirely on the management and oversight of our Manager, and the performance of any property manager hired by the Manager. We cannot be sure that our Manager will be successful in obtaining investments for the company on suitable terms.

Because this is a blind pool offering, you will not have the opportunity to evaluate our investments before we make them, which makes your investment more speculative.

Because we have not yet acquired or identified any investments that we may make, we are not able to provide you with any information to assist you in evaluating the merits of any specific investments that we may make, except for investments that may be described in supplements to this Offering Circular. Because you will be unable to evaluate the economic merit of assets before we invest in them, you will have to rely entirely on the ability of our Manager to select suitable and successful investment opportunities. Furthermore, our Manager will have broad discretion in implementing policies regarding the criteria used to evaluate particular investment projects, and you will not have the opportunity to review or evaluate the criteria. These factors increase the risk that your investment may not generate returns comparable to our competitors.

We may change our targeted investments and investment guidelines without shareholder consent.

Our Manager may change our targeted investments and investment guidelines at any time without the consent of our shareholders, which could result in our making investments that are different from, and possibly more risky than, the investments described in this Offering Circular. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market volatility, all of which could adversely affect the value of our Class A common shares and our ability to make distributions to you.

We may invest the net proceeds from this offering in investments with which you do not agree and would not make directly.

We will have a high degree of autonomy in investing the net proceeds of this offering. You will be unable to evaluate the manner in which the net proceeds of this offering are invested and will have no opportunity to assess our prospective investments. As a result, we may use the net proceeds from this offering to invest in investments with which you may not agree and would not support if you were evaluating the investment directly.

If we pay distributions from sources other than cash flow from operations, we will have less capital available for investments and your overall return is likely to be reduced.

Although our distribution policy is to use our cash flow from operations to make distributions to shareholders, our Operating Agreement permits us to pay distributions from any source, including offering proceeds, borrowings, or sales of assets. We have not placed a cap on the use of proceeds to fund distributions. Until the proceeds from this offering are fully invested and from time to time during the operational stage, we may not generate sufficient cash flow from operations to fund distributions. If we pay distributions from sources other than our cash flow from operations, we will have less capital available to make investments, and your overall return is likely be reduced.

There is a risk that you may not receive distributions at all, or that distributions may not be the amount anticipated.

All distributions will be made at the discretion of our Manager and will depend on our earnings, our financial condition and other factors that our Manager may deem to be relevant from time to time. Under our Operating Agreement we intend to pay two types of distributions to our holders of Class A Preferred Shares: (i) a 5% annual preferred returned on unreturned capital contributions from operating cash flow and (ii) 70% of the net proceeds from capital transactions to the extent the funds are not reinvested. Among the factors that could adversely affect our results of operations and impair our ability to pay distributions to our shareholders are:

•	the profitability of the investment of the net proceeds of this offering;

•	our ability to make profitable reinvestments;

•	interest charges or other expenses that reduce our cash flow;

•	defaults in our asset portfolio or other decreases in the value of our portfolio; and

•	the fact that anticipated operating expense levels may not be accurate and actual expense results are higher than estimates.

A change in any one of these factors could affect our ability to make distributions. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Further, our distributions could be reduced if we create other classes or series of securities in the company.

We may not be able to make distributions in the future or our Manager may change our distribution policy in the future. In addition, some of our distributions may include a return of capital. To the extent that we decide to pay distributions in excess of our current and accumulated tax earnings and profits, such distributions would generally be considered a return of capital for U.S. federal income tax purposes. A return of capital reduces the basis of a shareholder’s investment in our Class A common shares to the extent of such basis and is treated as capital gain thereafter.

Future disruptions in the financial markets or deteriorating economic conditions could adversely impact the real estate market, which could hinder our ability to implement our business strategy and generate returns to you.

We intend to acquire and manage a portfolio of single- and multi-family real estate properties. Adverse economic conditions greatly increase the risks of these investments, including the risk of price declines and vacancy rates that are greater than anticipated. If the value of individual properties or the portfolio as a whole were to decline, the company could face pressure from lenders to repay any borrowings or increase the equity investment in the projects to reduce the leverage ratio. Depending on the company’s liquidity position at the time, the company might be forced to liquidate investments, which could reduce the value of your investment in our Class A common shares.

In addition, revenues from the properties and other assets supporting any investments made by the company could decrease, making it more difficult for the company to cover its expenses and make distributions. During an economic downturn, it may also take longer for us to dispose of real estate investments, or the disposition prices may be lower than originally anticipated. As a result, the carrying value of such investments may become impaired and we could record losses as a result of such impairment or could experience reduced profitability related to declines in investment values. These events could adversely affect our performance and, in turn, our business, and negatively impact our results of operations.

More generally, the risks arising from the financial market and economic conditions are applicable to all of the investments we may make. Negative general economic conditions could continue to reduce the overall amount of sale, leasing, and financing activity in the real estate industry generally The risks apply variously to single- and multi-family real estate investments. They also apply to the debt and equity securities of companies that have investment objectives similar to ours, which could adversely affect the liquidity and value of our investments.

Future disruptions in the financial markets or deteriorating economic conditions may also impact the market for our investments and the volatility of our investments. The returns available to investors are determined, in part, by: (i) the supply and demand for such investments and (ii) the existence of a market for such investments, which includes the ability to sell or finance such investments. During periods of volatility, the number of investors participating in the market and amount of risk capital deployed may quickly change. If demand for these investments increases, the cost of our targeted investments may increase and the expected returns may decline. If demand for these investments decreases, or liquidity declines, expected returns on new investments will increase but the value of the company’s existing portfolio is likely to fall.

All of the factors described above could adversely impact our ability to implement our business strategy and make distributions to our investors and could decrease the value of an investment in Class A common shares of the company.

Our investments in single- and multi-family real estate projects will be subject to the risks typically associated with real estate.

The value of real estate may be adversely affected by a number of risks, including:

•	natural disasters such as hurricanes, earthquakes and floods;

•	acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;

•	adverse changes in national and local economic and real estate conditions;

•	an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

•	costs of remediation and liabilities associated with environmental conditions affecting properties; and

•	the potential for uninsured or underinsured property losses.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties. These factors may have a material adverse effect on the value that we can realize from assets we originate, own or acquire.

Investment in the company may involve more risk than investment in a fund in which the sponsor makes a substantial equity investment as our Sponsor may have less economic incentive to avoid a loss on an investment than a sponsor who has made a substantial equity contribution.

Our Manager and Sponsor and its directors and officers, have no obligation to invest funds in our company. Therefore, our Manager and Sponsor will have comparatively limited exposure to loss in the value of our shares compared to sponsors of other investment funds that have invested significantly more into those funds. Without this exposure, our investors may be at a greater risk of loss because our Manager and Sponsor does not have as much to lose from a decrease in the value of the company’s shares as do those sponsors who make more significant equity investments in their companies.

Any adverse changes in our Manager and Sponsor’s financial position or our relationship with our Manager or its affiliates could hinder our operating performance and could adversely affect the return on your investment.

Our Manager has funded substantially all of its operations with fees from its other real estate vehicles it manages. Our Manager, and its wholly owned subsidiary our Property Manager, may require more funding than it receives in fees from us or its other vehicles. To meet these financing requirements in the future, it may raise funds through equity offerings, debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict its business activities and options. Additional funding may not be available to it on favorable terms, or at all. If our Manager and Sponsor, or our Property Manager, is unable to obtain additional funds, it may be forced to reduce or terminate its operations. Any inability for our Manager and Sponsor, or our Property Manager, to fund its operations could have a material adverse effect on our business and operations.

Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of our Manager, our Property Manager and their affiliates as well as their respective investment professionals to identify, structure and acquire investments, manage our assets and ensure the regular operation of our day-to-day activities. Any adverse changes in our Manager’s and/or Property Manager’s financial condition or our relationship with our Manager could hinder the Manager’s ability to successfully manage our operations and our portfolio of investments.

If we do not successfully implement a liquidity transaction, you may have to hold your investment for an indefinite period.

Our Operating Agreement does not require the Manager to pursue a transaction providing liquidity to shareholders. Even if our Manager decides to pursue such a liquidity transaction, market conditions and other factors could cause us to delay the listing of the company’s shares on a national securities exchange, delay developing a secondary market, or delay the commencement of a liquidation or other type of liquidity transaction, such as a merger or sale of assets, beyond our three to five year expected time frame. If the Manager does decide to pursue a liquidity transaction, we would be under no obligation to conclude the process within a set time. If we adopt a plan of liquidation, the timing of the sale of assets will depend on real estate and financial markets, economic conditions in areas in which properties are located, and U.S. federal income tax effects on shareholders, that may prevail in the future. We cannot guarantee that we will be able to liquidate all assets. After we adopt a plan of liquidation, we would likely remain in existence until all of our investments are liquidated. If we do not pursue a liquidity transaction, or if we delay such a transaction due to market conditions, the company’s shares may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment to cash easily and could suffer losses on your investment.

The market in which we participate is competitive and, if we do not compete effectively, our results could be adversely affected.

The residential and commercial real estate market for subsidized housing is competitive. We expect competition to persist and potentially intensify in the future, which could harm our ability to compete effectively in the marketplace.

Our principal competitors are primarily small and medium-sized real estate investment companies. Competition could result in fewer investment opportunities available to the company, reduced margins, and/or overpaying for assets, any of which could harm our business. In addition, in the future we may experience new competition from sources we cannot yet predict, which may diminish our ability to compete effectively and our operating results could be harmed, adversely affecting your investment in the company.

Many of our current or potential competitors listed above may have significantly more financial, technical, marketing and other resources than we do. We may not be able to compete successfully with our competitors for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we pay higher prices for investments, our returns will be lower and the value of our assets may not increase or may decrease significantly below the amount we paid for such assets. If such events occur, you may experience a lower return on your investment.

We rely on third-party banks and on third-party computer hardware and software, in addition to software developed by the Sponsor and its affiliates. If we are unable to continue utilizing these services, our business and our ability to service the corresponding projects may be adversely affected.

We, the Manager and the Property Manager all rely on third-party technology vendors and FDIC-insured depository institutions to process our transactions, including payments related to the development, leasing, and maintenance of projects in which the company invests, processing of subscriptions under this offering and distributions to our shareholders. Under the Automated Clearing House (ACH) rules, if we experience a high rate of reversed transactions (known as “chargebacks”), we may be subject to sanctions and potentially disqualified from using the system to process payments. We also rely on leased computer services and software licensed from third parties. Hardware and software may be physically located off-site, as is often the case with “cloud services.” This leased or licensed hardware and software may not continue to be available on commercially reasonable terms, or at all. If we cannot continue to obtain such services elsewhere, or if we are not able to transition to another payment processor quickly, your ability to receive distributions will be delayed or impaired.

We are dependent on the key personnel, including all investment personnel, of our Manager and Sponsor for our success.

Our future depends, in part, on our Manager’s ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Manager, each of whom would be difficult to replace. The loss of the services of the executive officers or key personnel of our Manager and the process to replace any of its key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

If our techniques for managing risk are ineffective, we may be exposed to unanticipated losses.

In order to manage the significant risks inherent in our business, we must maintain effective policies procedures and systems that enable us to identify, monitor and control our exposure to market, operational, legal and reputational risks. Our risk management methods may prove to be ineffective due to their design or implementation or as a result of the lack of adequate, accurate or timely information. If our risk management efforts are ineffective, we could suffer losses or face litigation, particularly from our clients, and sanctions or fines from regulators.

Our techniques for managing risks may not fully mitigate the risk exposure in all economic or market environments, or against all types of risk, including risks that we might fail to identify or anticipate. Any failures in our risk management techniques and strategies to accurately quantify such risk exposure could limit our ability to manage risks or to seek positive, risk-adjusted returns. In addition, any risk management failures could cause fund losses to be significantly greater than historical measures predict. Our more qualitative approach to managing those risks could prove insufficient, exposing us to unanticipated losses and a reduction in revenues.

We may be subject to liability, and suffer reputational damage, for security breaches of our computer systems.

It is possible that our systems would be “hacked,” leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched, we and our vendors may be unable to anticipate these techniques or to implement adequate defensive measures.

Our Manager’s due diligence of potential investments may not reveal all of the risks associated with such investments and may not reveal other weaknesses in such investments, which could lead to investment losses.

Before making an investment, our Manager assesses the strengths and weaknesses of a particular property or portfolio of properties. In making the assessment and otherwise conducting customary due diligence, our Manager relies on resources available to it and, in some cases, an investigation by third parties. We cannot assure you that our Manager’s due diligence process will uncover all relevant facts or that any investment will be successful.

Uninsured losses relating to real property or excessive premiums for insurance coverage could reduce our cash flows and the value of your investment.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to significant limitations, such as large deductibles or co-payments. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of your investment. In addition, other than any working capital reserve or other reserves that we may establish and maintain, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to you.

We have no contractual limits on the geographic concentration of our investments in real estate. If our investments are concentrated in an area that experiences adverse economic conditions, our investments may lose value and we may experience losses.

We intend to initially focus our investments in properties in the Chicago area and thereafter the Midwest and Southern markets. These investments may carry the risks associated with significant geographical concentration. We have not established any investment limits to our exposure to these risks for our investments. As a result, properties underlying our investments may be overly concentrated in certain geographic areas, and we may experience losses as a result. A worsening of economic conditions in the geographic area in which our investments may be concentrated could have an adverse effect on our business, including reducing the demand for real estate and depressed rental values.

Many of our investments are illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

The illiquidity of our target investments may make it difficult for us to sell such investments if the need or desire arises. As a result, we expect many of our investments will be illiquid, and if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments and our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Further downgrades of the U.S. credit rating, impending automatic spending cuts or a government shutdown could negatively impact our liquidity, financial condition and earnings.

Over the past few years, U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit rating downgrades and economic slowdowns, or a recession in the United States. Furthermore, negotiations over increasing the debt ceiling may result in significant budget cuts, including reductions in the Section 8 housing voucher program, which could have a material impact on our revenues and the value of the properties in which we invest. In addition, although U.S. lawmakers have passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. The impact of this or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the United States and global financial markets and economic conditions. With the improvement of the U.S. economy, the Federal Reserve may continue to raise interest rates, which would increase borrowing costs and may negatively impact our ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has, in the past, caused the U.S. federal government to essentially shut down for periods of time. Continued adverse political and economic conditions could have an adverse effect on our business and financial condition.

Global economic, political and market conditions and economic uncertainty caused by the outbreak of coronavirus (COVID-19) or other pandemics that may occur in the future could adversely affect our business, results of operations and financial condition.

The worldwide financial market situation, various social and political tensions in the United States and around the world, and the public health crisis caused by the novel coronavirus (COVID-19), may continue to contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause further economic uncertainties or deterioration in the United States and worldwide. The COVID-19 pandemic has caused, and future pandemics are likely to cause, severe economic, market and other disruptions worldwide. We cannot assure you that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future investments or future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately decrease occupancy levels and pricing across our portfolio and may cause one or more of our tenants to be unable to meet their rent obligations to us in full, or at all, or to otherwise seek modifications of such obligations.  In addition, governmental authorities may enact laws that will prevent us from taking action against tenants who do not pay rent.

Economic uncertainty can have a negative impact on our business through changing spreads, structures and purchase multiples, as well as the overall supply of investment capital. Public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19), are expected to increase as international travel continues to rise and could adversely impact our business by interrupting business, supply chains and transactional activities, disrupting travel, and negatively impacting local, national or global economies.  We do not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on our investments. As a result of these factors, there can be no assurance that we will be able to successfully monitor developments and manage our investments in a manner consistent with achieving our investment objectives.

Risks Related to Compliance and Regulation

Costs imposed by regulators or incurred by the company in order to comply with governmental laws and regulations may reduce our net income and the cash available for distributions to our shareholders.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations related to protection of the environment and human health. We could be subject to liabilities in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of our tenants, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties. In addition, we may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases, at a property. The costs associated with investigation or remediation activities could be substantial. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

The presence of hazardous substances, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions and may reduce the value of your investment in the company.

Our use of Form 1-A and our reliance on Regulation A for this offering may make it more difficult to raise capital when we need it, as compared to if we were conducting a traditional initial public offering on Form S-11.

As a Tier 2 issuer, we will be subject to scaled disclosure and reporting requirements, which may make an investment in our Class A common shares less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. Therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have completed such evaluations.

Maintenance of our Investment Company Act exemption imposes limits on our operations, which may adversely affect our operations.

We intend to conduct our operations so that neither we nor any subsidiaries we may establish will be required to register as an investment company under the Investment Company Act. We may own real estate and/or other real estate-related assets described below (i) directly; (ii); through wholly-owned subsidiaries; and/or (iii) through majority-owned subsidiaries controlled by the company.

The determination of whether an entity is a majority-owned subsidiary of the company is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting security as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We intend to treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. We also intend to treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for all major decisions affecting the subsidiaries (which we refer to as “Controlled Subsidiaries”), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We reached our conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. We have not asked the SEC staff for concurrence of our analysis, our treatment of such interests as voting securities, or whether the Controlled Subsidiaries, or any other of our subsidiaries, may be treated in the manner in which we intend, and it is possible that the SEC staff could disagree with any of our determinations. If the SEC staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could limit our ability to make certain investments or require us to sell assets in a manner, at a price or at a time that we otherwise would not have chosen. This could negatively affect the value of our Class A common shares, the sustainability of our business model and our ability to make distributions.

Furthermore, registration under the Investment Company Act would require us to comply with a variety of substantive requirements that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	restrictions on leverage or senior securities;

•	restrictions on unsecured borrowings;

•	prohibitions on transactions with affiliates; and

•	compliance with more onerous reporting, record keeping, voting, proxy disclosure and other rules and regulations.

If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us. Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations the would increase our operating expenses and would divert management attention from the conduct of our business, which could materially and adversely affect us. In addition, if we purchase or sell any real estate assets to avoid becoming an investment company under the Investment Company Act, our NAV, the amount of funds available for investment and our ability to pay distributions to our shareholders could be materially adversely affected.

Recent legislative and regulatory initiatives have imposed restrictions and requirements on financial institutions that could have an adverse effect on our business.

The financial industry has recently become more highly regulated. There has been, and may continue to be, a related increase in regulatory investigations of the trading and other investment activities of alternative investment funds and companies. Such investigations may impose additional regulatory burdens and expenses on us, may require the attention of senior management of the Manager and may result in fines if we are deemed to have violated any regulations. In addition, the cost to maintain regulatory compliance has risen in the past few years and is likely to continue to rise.

Laws intended to prohibit money laundering may require us to disclose investor information to regulatory authorities.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”) requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Treasury (“Treasury”) to prescribe regulations in connection with anti-money laundering policies of financial institutions. The Financial Crimes Enforcement Network (“FinCEN”), an agency of the Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies. It is possible that there could be promulgated legislation or regulations that would require the company or our service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of anti-money laundering procedures. Such legislation and/or regulations could require us to implement additional restrictions on the transfer of our common shares to comply with such legislation and/or regulations. We reserve the right to request such information as is necessary to verify the identity of prospective shareholders and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC. In the event of delay or failure by a prospective shareholder to produce any information required for verification purposes, an application for, or transfer of, our common shares may be refused. We will not have the ability to reject a transfer of our common shares where all necessary information is provided and any other applicable transfer requirements, including those imposed under the transfer provisions of our Operating Agreement, are satisfied.

Risks Related to our Conflicts of Interest

There are conflicts of interest between us, our Manager and Sponsor and its affiliates.

The principals of our Manager and Sponsor also provide asset management and other services to other real estate investment vehicles, including those that have investment objectives that encompass our target properties. While currently none of the affiliated real estate investment vehicles is actively seeking to invest in the type of properties that we are targeting, there is no guarantee that our Manager and Sponsor or its affiliates will not establish a real estate investment vehicle in the future that does compete with us for properties. Our Manager and Sponsor’s real estate professionals must determine which investment opportunities to recommend to us and to these other entities and investors.

If a sale, financing, investment or other business opportunity would be suitable for more than one of these investment vehicles or investors, the Manager will allocate it using its business judgment. Any allocation of this type may involve the consideration of a number of factors that our Sponsor and its officers and directors determine to be relevant. Except under any policies that may be adopted by the Manager and Sponsor, no entity (including us) has or will have any duty, responsibility or obligation to refrain from:

•	engaging in the same or similar activities or lines of business as any other real estate vehicle or investor;

•	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any real estate vehicle or investor ;

•	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any real estate vehicle or investor;

•	establishing material commercial relationships with another real estate vehicle or investor; or

•	making operational and financial decisions that could be considered to be detrimental to another real estate vehicle managed by the Manager.

In addition, any decisions by our Manager to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one real estate vehicle more than another real estate vehicle or limit or impair the ability of any real estate vehicle to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular real estate vehicle that such arrangements or agreements include or not include another real estate vehicle, as the case may be. Any of these decisions may benefit one real estate vehicle more than another real estate vehicle.

Prevailing market rates for contracts between affiliates are determined by management based on industry standards and expectations of what management would be able to negotiate with a third party on an arm’s length basis. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm’s length negotiations. The Manager and Sponsor and its affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to them than to us, these actions could have negative impact on our financial performance and, consequently, on distributions to shareholders and the value of our Class A common shares.

Our Investment Committee, which we will established to address potential conflicts of interest and will be comprised of one or more members of our Sponsor’s management team may not adequately address all of the conflicts of interest that may arise with respect to our activities and are subject to change or suspension.

In order to avoid any actual or perceived conflicts of interest related to transactions between us and affiliates, we intend to establish an Investment Committee, comprised of one or more members of our Sponsor’s management team, to specifically address some of the conflicts relating to our activities, as described under “Conflicts of Interest—Certain Conflict Resolution Measures.” We cannot assure you that the scope and role of the Investment Committee will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that is favorable to the company. In addition, the responsibilities and composition of our Investment Committee may be changed at any time in our Manager’s discretion, without a vote of our shareholders.

The interests of the Manager and Sponsor, its principals, and its other affiliates may conflict with your interests.

The Operating Agreement provides the Manager with broad powers and authority, which may result in one or more conflicts of interest between your interests and those of the Manager, its principals and its other affiliates. Potential conflicts of interest include, but are not limited to, the following:

•	Our Sponsor, its principals and/or its other affiliates have originated and offered, and may in the future originate and offer, other real estate investment opportunities, including additional blind pool offerings similar to this offering, and may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;

•	Our Sponsor, its principals and/or its other affiliates may compete with us with respect to certain investments which we may want to acquire, and as a result we may either not be presented with the opportunity or have to compete with the affiliates to acquire these investments. The Sponsor, its principals and/or its other affiliates may choose to allocate favorable investments to those its affiliates instead of to us. The ability of the Manager, its officers and individuals providing services to the Manager to engage in other business activities may reduce the time the Manager spends managing us;

•	Our Manager and Sponsor, its principals and/or its other affiliates are not required to devote all of their time and efforts to our affairs. During turbulent conditions in the mortgage industry, distress in the credit markets or other times when we will need focused support and assistance from the Manager, other entities for which the Manager may also acts as an investment manager will likewise require greater focus and attention, placing the Manager’s resources in high demand. In such situations, we may not receive the necessary support and assistance we require or would otherwise receive if we were internally managed or if the Manager did not act as a manager for other entities;

•	The Manager and the Property Manager are entitled to certain fees (such as property management fees, acquisition fees and exit fees) regardless of the performance of our portfolio. The Manager’s entitlement to compensation that is not performance-based might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. This in turn could hurt both our ability to make distributions to our shareholders and the value of our Class A common shares;

•	we pay the Manager a 1% fee on the value of acquisitions of investments. This may incentivize our Manger to purchase real estate at higher purchase prices, which entitle our Manager to higher acquisition fees regardless of the quality or performance of the investment. Additionally, we pay the Manager an exit fee of 1% of the purchase price from the sale of any asset of our company. As such, the Manager may be incentivized to sell an asset acquired by the company at a time that is not ideal for the company and its investors;

•	we may engage the Manager or affiliates of the Manager to perform services at prevailing market rates. Prevailing market rates are determined by the Manager, in its sole discretion, based on industry standards and expectations of what the Manager would be able to negotiate with third parties; the terms of any such arrangements may be less favorable to us that would be available from an unaffiliated third party, negotiated on an arm’s length basis.

We have agreed to limit remedies available to us and our shareholders for actions by the Manager.

Our Operating Agreement limits the fiduciary duties that the Manager has towards the company. We and our shareholders will only have recourse and be able to seek remedies against the Manager to the extent it breaches its obligations pursuant to our Operating Agreement. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities. These provisions are detrimental to shareholders because they restrict the remedies available to them for actions that without those limitations might constitute breaches of duty, including fiduciary duties, and could reduce shareholder returns. By purchasing our Class A common shares, you will be treated as having consented to the provisions set forth in the Operating Agreement. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the Operating Agreement because of our desire to maintain our ongoing relationship with our Manager and Sponsor.

Risks Related to Our Organization and Structure

Because we do not currently intend to qualify as a REIT, we will be subject to federal and state taxes, which will reduce amounts available for distributions to shareholders.

We have elected to be treated as a corporation for U.S. federal income tax purposes from the date of our formation. Although our Manager may elect to qualify our company as a REIT in the future, it currently does not intend to do so. As a result, we will be subject to federal and state taxation at the corporate level, which will reduce amounts available for distribution to shareholders and may negatively impact the value of your shares as compared to equity interests in REITs.

We do not have a board of directors and are managed by the Manager. Our shareholders do not elect or vote on the Manager and have limited ability to influence decisions regarding our business.

Our Operating Agreement provides that the assets, affairs and business of the company will be managed under the direction of the Manager. Our shareholders do not elect or vote on the Manager, and, unlike the holders of common shares in a corporation, have only limited voting rights on matters affecting our business, and therefore limited ability to influence decisions regarding our business. If our shareholders are dissatisfied with the performance of the Manager, they have little ability to remove the Manager. Our shareholders may only remove the Manager with 30 days prior written notice for “cause,” following the affirmative vote of two-thirds of our shareholders. Unsatisfactory financial performance of the company does not constitute “cause” under our Operating Agreement.

Our Class A common shareholders will have limited voting rights and may be bound by either a majority or supermajority vote.

Our Class A common shareholders will have voting rights only with respect to certain matters, primarily relating to amendments to our Operating Agreement that would adversely change the rights of the Class A common shares and removal of the Manager for “cause.” Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of common shareholders. Generally, matters to be voted on by our shareholders must be approved by a majority of the votes cast by all common shares present in person or represented by proxy, although the vote to remove the Manager for “cause” requires a two-thirds vote. If any vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority.

Your share of distributions of operating cash flow will be reduced to the extent that we distribute net capital proceeds from the sale of assets.

Our Operating Agreement provides that we will make distributions of our operating cash flow to holders of our Class A common shares until we have paid a cumulative non-compounded annual return on each shareholders “Unreturned Invested Capital” of 5%. Initially, “Unreturned Invested Capital” will be equal to the aggregate price paid by an investor to acquire the Class A common shares in this offering. However, if we distribute the net cash proceeds from selling assets to shareholders, these distributions are considered a return of invested capital, which will decrease the amount of “Unreturned Invested Capital” and, as a result, the 5% return on “Unreturned Invested Capital” will also be decreased. Furthermore, although there are limited situations in which we may redeem or repurchase your shares or cause you to transfer them to a trustee, the price that we (or a trustee) will be required to pay you upon such redemption, repurchase or transfer will be limited to your original purchase price for your shares less any distributions of net capital proceeds that you receive. If we are able to sell assets at significantly higher prices than their respective purchase prices, and decide to distribute those proceeds to shareholders, we may at some point have returned all of your original aggregate share price through these distributions, which would result in reducing your distributions of operating cash flow to zero. It would also mean that you could be paid nothing if we redeem or repurchase, or a trustee sells, your shares.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for a board of directors or independent board committees.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-11 or listing on a national stock exchange would be. Accordingly, we do not have a board of directors, nor are we required to have (i) a board of directors of which a majority consists of “independent” directors under the listing standards of a national stock exchange, (ii) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (iii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting a national stock exchange’s requirements, (iv) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (v) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

The company does not have a public trading market for its shares. While we may consider having our shares quoted on an ATS, there can be no guarantee that this will occur. Furthermore, even if the shares are quoted on an ATS, there can be no guarantee as to the volume or pricing with respect to any secondary trading that might develop. Liquidity may be limited in comparison to the liquidity of other real estate vehicles and REITs.

Our Operating Agreement does not require the Manager to seek shareholder approval to liquidate our assets by a specified date, nor does our Operating Agreement require the Manager to list the company’s shares for trading on a national securities exchange by a specified date. There is currently no public market for the company’s shares and we have no plans to list the company’s shares on a national stock exchange, unlike some other REITs. We may consider seekeing a quotation for the company's Class A common shares on an alternative trading system, or ATS, in the future, although this may not occur. If the shares are ultimately quoted on an ATS, there can be no assurance as to the volume or level of any trading that will develop. The ATS may not employ market makers to provide liquidity, unlike national securities exchanges. Until the company’s shares are listed, if ever, you may not sell the company’s shares unless the buyer meets the applicable suitability and minimum purchase standards. In addition, our Operating Agreement prohibits the ownership of more than 9.8% in value or number of our shares, whichever is more restrictive, or more than 9.8% in value or number of our Class A common shares, whichever is more restrictive, unless exempted by the Manager, which may inhibit large investors from purchasing your shares. This restriction will be enforced by the company in accordance with its Operating Agreement, pursuant to which the company has the right to void transfers of its shares that would result in ownership of more than 9.8% in value or number of shares or our Class A common shares. Therefore, it may be difficult for you to sell the company’s shares at the time you wish to do so, if you are able to sell them at all. If you are able to sell your shares, you may have to sell them at a substantial discount to their public offering price. It is also likely that the company’s shares would not be accepted by any lender as the primary collateral for a loan. Because of the illiquid nature of our shares, you should purchase the company’s shares only as a long-term investment and be prepared to hold them for an indefinite period of time.

Certain provisions of our Operating Agreement and Delaware law could hinder, delay or prevent a change of control of the company.

Certain provisions of our Operating Agreement and Delaware law could have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of the company. These provisions include the following:

•	Authorization of additional shares, issuances of authorized shares and classification of shares without shareholder approval. Our Operating Agreement authorizes us to issue additional shares or other securities of the company for the consideration and on the terms and conditions established by the Manager without the approval of our shareholders. In particular, the Manager is authorized to provide for the issuance of an unlimited amount of one or more classes or series of our shares, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series. Our ability to issue additional shares and other securities could render more difficult or discourage an attempt to obtain control over the company by means of a tender offer, merger or otherwise.

•	Delaware Business Combination Statute—Section 203. Section 203 of the DGCL, which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our Operating Agreement does not currently elect to have Section 203 of the DGCL apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of voting shares. Our Manager may elect to amend our Operating Agreement at any time to have Section 203 apply to us.

•	Ownership limitations. To enable us to qualifying as a REIT in the future, if our Manager determines to do so, our Operating Agreement, subject to certain exceptions, provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, either more than 9.8% in value or in number of our Class A common shares, whichever is more restrictive, or more than 9.8% in value or in number of our shares, whichever is more restrictive. These ownership limits could have the effect of discouraging a takeover or other transaction in which shareholders might receive a premium for their shares or which holders might believe to be otherwise in their best interests. Furthermore, we will reject any investor’s subscription in whole or in part if we determine that such subscription would violate such ownership limits.

•	Exclusive authority of the Manager to amend our Operating Agreement. Our Operating Agreement provides that the Manager has the exclusive power to adopt, alter or repeal any provision of the Operating Agreement, unless such amendment would adversely change the rights of the Class A common shares. Thus, our shareholders generally may not effect changes to our Operating Agreement.

The offering price of the company’s shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay.

We established the offering price of the company’s shares on an arbitrary basis. The selling price of the company’s shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. Because the offering price is not based upon any independent valuation, the offering price may not be indicative of the proceeds that you would receive upon liquidation. Further, the offering price may be significantly more than the price at which the shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.

In addition, the price you pay for the company’s shares in this offering may be more or less than shareholders who acquire their shares in the future, such as via an ATS. There is no guarantee that the value of shares you purchase in this offering will increase in the future, should you seek to sell your shares.

Using a credit card to purchase Class A common shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Class A common shares you buy. See “Plan of Distribution.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Future offerings of debt securities, which would rank senior to our Class A common shares upon our liquidation, and future offerings of equity securities, which would dilute our existing shareholders and may be senior to our Class A common shares for the purposes of dividend and liquidating distributions, may cause the value of our Class A common shares to decline.

In the future, we may raise capital through the issuance of debt or additional equity securities. Upon liquidation, holders of our debt securities and preferred stock, if any, and lenders with respect to other borrowings will be entitled to our available assets prior to the holders of our Class A common shares. Additional equity offerings may dilute the holdings of our existing shareholders or cause the value of our Class A common shares to decline, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to pay dividends to the holders of our Class A common shares. Sales of substantial amounts of our common shares, or the perception that these sales could occur, could have a material adverse effect on the price of our Class A common shares, even if there is no effect on the value of our assets, and even though there is no liquid market for our shares. Further, to the extent we issue additional equity securities, regardless of whether they are entitled to a preference on distributions, having more outstanding shares will reduce the aggregate amount of distributions payable to holders of Class A shares offered in this offering, whether those distributions are from operating cash flow or net capital proceeds. In addition, any distribution of net capital proceeds will be allocated to your shares based on your original purchase price and not reflect any increase in the values of our company. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings, if any. Thus, holders of our Class A common shares will bear the risk of our future offerings reducing the value of our Class A common shares and diluting the value of their shareholdings in us.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of New York, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of New York for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of New York law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors’ costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver in the subscription agreement, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the agreement, by a federal or state court in the State of New York. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

Nevertheless, if the jury trial waiver provision of our subscription agreement is not permitted by applicable law, an action could proceed with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company’s securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

Risks Related to Retirement Plans

If you fail to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our Class A common shares, you could be subject to criminal and civil penalties.

If the fiduciary of an employee pension benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), such as a profit sharing, Section 401(k), or pension plan, or any other retirement plan or account fails to meet the fiduciary and other standards under ERISA or Code Section 4975, such as an IRA or Keogh plan, as a result of an investment in our Class A common shares, the fiduciary could be subject to civil (and criminal, if the failure is willful) penalties.

There are special considerations that apply to such plans and accounts subject to ERISA and Code Section 4975 whose assets are being invested in our Class A common shares. If you are investing the assets of such a plan or account (including assets of an insurance company general account or entity whose assets are considered plan assets under ERISA) in our Class A common shares, in addition to meeting the fiduciary obligations noted in the preceding paragraph, you should satisfy yourself that:

•	your investment is made in accordance with the documents and instruments governing your plan or IRA, including your plan or account’s investment policy;

•	your investment satisfies the prudence and diversification requirements of Section 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and/or the Internal Revenue Code;

•	your investment in our shares, for which no trading market exists or is expected to develop, is consistent with, and will not impair the liquidity of the plan or IRA, including liquidity needed to satisfy minimum and other distribution requirements and tax withholding requirements that may be applicable;

•	your investment will not produce unacceptable unrelated business taxable income, referred to as UBTI, for the plan or IRA;

•	you will be able to value the assets of the plan annually in accordance with ERISA requirements and applicable provisions of the plan or IRA;

•	your investment will not constitute a prohibited transaction under Section 406 of ERISA or Code Section 4975; and

•	our assets will not be treated as “plan assets” of the plan or IRA.

With respect to the annual valuation requirements under ERISA and the Internal Revenue Code, we expect to provide an estimated NAV for our Class A common shares quarterly commencing on the date that is thirty (30) days from the date we completes an initial acquisition of portfolio properties. See “Description of our Class A Common Shares—Valuation Policies” for a further discussion of our valuation policies. You should ensure that this frequency and approach to valuation is acceptable to the trustee or custodian of any plan or account before any investment in our shares is made by such plan or account.  The estimated value we report is not likely to reflect the proceeds you would receive upon our liquidation or upon the sale of your Class A common shares. Accordingly, we can make no assurances that such estimated value will satisfy the applicable annual valuation requirements under ERISA and the Internal Revenue Code. The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our Class A common shares. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties, or other sanctions.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to equitable remedies. In addition, if an investment in our Class A common shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary that authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested, and for IRAs, the tax-exempt status of the IRA may be lost and all of the assets of the IRA may be deemed distributed and subject to tax. For a discussion of the considerations associated with an investment in our shares by a qualified employee benefit plan or IRA, see “ERISA Considerations.” ERISA plan fiduciaries and IRA owners and custodians should consult with counsel before making an investment in our Class A common shares.

Significant investment by benefit plan investors (as defined by ERISA) could result in treatment of our assets as benefit plan assets.

The Department of Labor has promulgated regulations (the “Plan Assets Regulation”) describing what constitutes the assets of an entity whose underlying assets are considered to include “plan assets” of such plans, accounts, and arrangements (each of which we refer to as a “benefit plan”) with respect to the benefit plan’s investment in an entity for purposes of the fiduciary responsibility provisions of Title I of ERISA and Code Section 4975. Under the Plan Assets Regulation, if a benefit plan invests in an “equity interest” of an entity that is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act, the benefit plan’s assets are deemed to include both the equity interest itself and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or the equity participation by “benefit plan investors” (as defined in Section 3(42) of ERISA) is not “significant.”

Under the Plan Assets Regulation and Section 3(42) of ERISA, equity participation in an entity by benefit plan investors is “significant” on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the value of any class of equity interest in the entity is held by benefit plan investors. We refer to this as the 25% limitation. For purposes of making determinations under the 25% limitation, (i) the value of any equity interests held by a person (other than a benefit plan investor) that has discretionary authority or control with respect to the assets, or any affiliate of such a person, is disregarded, and (ii) an entity that holds plan assets shall be considered to be a benefit plan investor only to the extent of its equity interests held by other benefit plan investors. The definition of a “benefit plan investor” effectively excludes governmental, church, and foreign benefit plans, but for purposes of calculating the 25% limitation includes IRAs.

We do not expect our Class A common shares to be considered a “publicly offered security” for purposes of ERISA. Additionally, we will not be registered under the Investment Company Act, and we may not qualify as an “operating company” for purposes of the Plan Assets Regulation. Therefore, if participation in us through the acquisition of any class of equity interest by benefit plan investors is “significant” within the meaning of the Plan Assets Regulation and Section 3(42) of ERISA, our assets could be deemed to be the assets of benefit plans investing in our securities unless we are otherwise able to meet one of the other exemptions under ERISA. See “ERISA Considerations.”

If our assets were deemed to be “plan assets” under ERISA, among other things:

•	the prudence and other fiduciary responsibility standards of ERISA would apply to investments we make;

•	certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and the Internal Revenue Code, which, absent an exemption, could restrict us from acquiring an otherwise desirable investment or from entering into an otherwise favorable transaction;

•	our assets could be subject to ERISA’s reporting and disclosure requirements;

•	the fiduciary causing the benefit plan to make an investment in our securities could be deemed to have delegated its responsibility to manage the assets of the benefit plan; and

•	the indicia of ownership of our assets would have to be maintained within the jurisdiction of the district courts of the United States unless certain regulatory exceptions were applicable.

We cannot guarantee that we will be able to limit equity participation in our securities by benefit plan investors to less than 25% of the total value of each class of our equity securities or that we could qualify under one of the “operating company” exemptions.   Accordingly, our assets may be deemed “plan assets” under ERISA, which could severely restrict our operations or subject us to fines if we fail to comply with the above-noted requirements.

If you invest in our Class A common shares through an IRA or other retirement plan, you may be limited in your ability to withdraw required minimum dividends.

If you establish a plan or account through which you invest in our Class A common shares, federal law may require you to withdraw required minimum dividends from such plan in the future. Our shares will be highly illiquid, and our secondary-market may only offer limited liquidity. If you require liquidity, you may generally sell your shares, but such sale may be at a price less than the price at which you initially purchased your Class A common shares. If you fail to withdraw required minimum distributions from your plan or account, you may be subject to certain taxes and tax penalties.

Specific rules apply to foreign, governmental and church plans.

As a general rule, certain employee benefit plans, including foreign pension plans, governmental plans established or maintained in the United States (as defined in Section 3(32) of ERISA), and certain church plans (as defined in Section 3(33) of ERISA), are not subject to ERISA’s requirements and are not “benefit plan investors” within the meaning of the Plan Assets Regulation. Any such plan that is qualified and exempt from taxation under Code Sections 401(a) and 501(a) may nonetheless be subject to the prohibited transaction rules set forth in Section 503 and, under certain circumstances in the case of church plans, Code Section 4975. Also, some foreign plans and governmental plans may be subject to foreign, state, or local laws which are, to a material extent, similar to the provisions of ERISA or Code Section 4975. Each fiduciary of a plan subject to any such similar law should make its own determination as to the need for and the availability of any exemption relief.

ESTIMATED USE OF PROCEEDS

The table below sets forth our estimated use of proceeds from this offering, assuming we receive $75,000,000 from this offering, which is the maximum offering amount. Our Class A common shares will be offered at $10.00 per share.

We expect to use substantially all of the net proceeds from this offering (after paying or reimbursing formation, organization and offering expenses) to identify, invest in and manage properties, including multi-family and detached single-family dwellings, across the US with a particular focus across the Midwest and Southern markets of the United States. We intend the majority of such properties will be Section 8 housing, suitable for and have government subsidized tenants. We expect that any expenses or fees payable to the Manager for its services in connection with managing our daily affairs, including but not limited to, the selection and acquisition of our investments, will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow (or not waived) they will reduce the cash available for investment. See “Management Compensation” for more details regarding the fees that will be paid to the Manager and its affiliates. Many of the amounts set forth in the table below represent the Manager’s best estimate since they cannot be precisely calculated at this time.

We may not be able to promptly invest the net proceeds of this offering. In the interim, we may invest in short-term, highly liquid or other authorized investments. Such short-term investments will not earn as high of a return as we expect to earn on our real estate-related investments.

	Minimum Offering Amount (1)	Maximum Offering Amount (1)
Gross Offering Proceeds	$1,000,000	$75,000,000
Less:
Organization and Offering Expenses (2)	100,000	7,500,000
Net Proceeds from this Offering	900,000	67,500,000
Estimated Amount Available for Investments (3)	$900,000	$67,500,000

(1)	This is a “best efforts” offering. We will not draw down on investors’ funds and admit investors as shareholders until we have received subscriptions for at least $1,000,000 in this offering, and we will not start operations until we have closed upon at least $1,000,000 in investments in this offering.

(2)	Includes all expenses to be paid by us in connection with the formation and organization of our company and this offering, including fees to Castle Placement, LLC, legal and audit fees, escrow fees and marketing expenses for the offering, which we estimate to be in aggregate $9,680,000 at the maximum offering amount and $495,500 at the minimum offering amount. Initially our Manager will pay for the majority of these costs and expenses and we will reimburse our Manager for organization and offering costs up to a maximum of 10% of the gross offering proceeds we raise in this offering, which is reflected in this chart as $7,500,000 at the maximum offering amount and $100,000 at the minimum offering amount. See “Management Compensation” for a description of additional fees and expenses that we will pay our Manager.

(3)	Includes estimated amounts payable to third parties for transaction expenses in connection with our acquisition of properties (estimated at 3.7% of the purchase price), as well as the 1% Acquisition Fee payable to our Manager. See “Management Compensation.”

After we raise the minimum offering amount of $1,000,000 in this offering, we will begin to reimburse the Manager, without interest, for these formation, organization and offering costs incurred both before and after that date. Our Manger has agreed to not be reimbursed for organizational costs, placement fees and other offering expenses that are in excess of 10% of the amount of gross proceeds raised in this offering.

MANAGEMENT

Our Manager

We operate under the direction of the Manager, Pacific Oak Residential, Inc., which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The company does not have any employees. Instead, our Manager and Sponsor will act for and on behalf of the company through its officers and directors. Our Manager and Sponsor, and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to the company’s affairs as their duties require.

We will follow investment guidelines adopted by the Manager, unless they are modified by the Manager. Our Manager may establish written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our Operating Agreement, which is an exhibit to the Offering Statement of which this Offering Circular is a part. Our Manager maintains a contractual relationship with us and our shareholders, and we have agreed to limit fiduciary duties and the liability of the Manager and to indemnify the Manager against certain liabilities.

Responsibilities of the Manager

The responsibilities of the Manager include:

Investment Management Services

•	develop, design, oversee, implement, and periodically review the company’s investment strategy and guidelines;

•	serve as the company’s investment and financial manager;

•	evaluate, structure, negotiate and approve investments in properties and other assets, including overseeing and conducting due diligence processes related to prospective investments;

•	approve and oversee the company’s debt financing strategies, including identifying and evaluating potential financing and refinancing sources, monitoring and overseeing the service of the company’s financing facilities and managing the relationships between the company and its lenders;

•	approve joint ventures, limited partnerships and other such relationships with third parties;

•	evaluate, structure, negotiate and approve potential asset dispositions, sales, or liquidity transactions;

•	seek out and review market research and economic and statistical data in connection with the company’s investments and investment objectives and policies;

•	evaluate, negotiate and approve investments and other transactions;

Services with Respect to Offering Shares of the Company

•	select the appropriate type of offering;

•	designate the class of shares to be acquired by investors in the offering;

•	prepare, with the assistance of counsel, the appropriate offering documents and other materials, including but not limited to disclosure materials and subscription agreements;

•	prepare marketing materials related to the offering;

•	select one or more distribution channels for the offering;

•	review subscriptions from prospective investors;

•	comply with the laws that apply to the offering, including securities laws;

•	select escrow agents, transfer agents, and other third parties; and

•	perform all other services required to conduct and complete an offering

Asset Management Services

•	appoint a Property Manager;

•	investigate, select, and, on our behalf, engage and conduct business with such persons as the Manager deems necessary to the proper performance of its obligations under our Operating Agreement, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, transfer agents, agents for collection, insurers, insurance agents, developers, construction companies and any and all persons acting in any other capacity deemed by the Manager necessary or desirable for the conduct of our business;

•	monitor the value of the investments of the company;

•	monitor and evaluate the performance of the investments of the company;

•	formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of investments on an overall portfolio basis; and

•	coordinate and manage relationships between the company and any joint venture partners.

Accounting and Other Administrative Services

•	manage, perform and/or supervise the various administrative functions necessary for the day-to-day operations of the company;

•	provide or arrange for administrative services, legal services, office space, office furnishings, personnel and other overhead items necessary and incidental to the company’s business and operations;

•	provide financial and operational planning services and portfolio management functions;

•	maintain accounting data and any other information concerning the activities of the company as shall be required to prepare and file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;

•	maintain all appropriate books and records of the company;

•	maintain one or more bank accounts in the name of the company or any subsidiary of the company, collect and deposit into any such account or accounts, and disburse funds from any such account or accounts in a manner consistent with our Operating Agreement, including, without limitation, the payment of fees to the Manager and the Property Manager;

•	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

•	make, change, and revoke such tax elections on our behalf as the Manager deems appropriate, including, without limitation, (i) making an election to be classified as an association taxable as a corporation for U.S. federal income tax purposes, and (ii) making an election to be treated as a REIT or to revoke such status;

•	supervise the performance of such ministerial and administrative functions as may be necessary in connection with the daily operations of the company;

•	provide the company with all necessary cash management services, whether effected through the Manager or a third party that is not an affiliate of the company;

•	maintain appropriate technology systems for the company’s operations;

•	manage and coordinate with our transfer agent the process of making distributions and payments to shareholders;

•	evaluate and obtain insurance coverage based upon risk management determinations;

•	provide timely updates related to the overall regulatory environment affecting the company, as well as managing compliance with regulatory matters;

•	evaluate our corporate governance structure and appropriate policies and procedures related thereto; and

•	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Shareholder Services

•	determine our distribution policy and authorize distributions from time to time;

•	manage any redemptions of our shares pursuant to the terms of the Operating Agreement ;

•	manage and coordinate with our transfer agent the process of making distributions and payments to shareholders;

•	provide investor relations services to the company, including managing communications with shareholders, e.g. answering phone calls, preparing and sending written and electronic reports, updates and other information to shareholders, and conducting other shareholder communications; and

•	manage communications with our shareholders, including answering phone calls, preparing and sending written and electronic reports and other communications; and

•	maintain or oversee technology infrastructure to assist in providing Member support and services.

Our Manager may hire affiliates (provided the services are provided on an arms-length basis on such terms as would be obtained from a third party) or third parties to assist with the performance of the aforementioned services.

Allocation of Investment Opportunities

As of the date of this Offering Circular, our Manager and its affiliates operate Pacific Oak Strategic Opportunity REIT which, on a consolidated basis, has approximately $2.5 billion in assets under management and owns a diversified portfolio of multi-family, single-family, office and hotel properties and land. Consolidated within and wholly-owned by Pacific Oak Strategic Opportunity REIT is Pacific Oak Residential Trust, a REIT which has approximately $425 million in assets under management primarily consisting of single-family rental homes. In aggregate, Pacific Oak Strategic Opportunity REIT owns approximately 2,450 single-family rental homes, approximately 350 (or 14%) of which receive rental subsidies under HUD’s HCV program.

Our Manager and Sponsor or its affiliates may establish and sponsor additional real estate investment vehicles in the future. These investment vehicles may have investment criteria that compete with us. If a sale, financing, investment or other business opportunity would be suitable for more than one of these investment vehicles, the Manager will allocate it using its business judgment. Any allocation of this type may involve the consideration of a number of factors that the Manager determines to be relevant, including:

•	the investment objectives and criteria of the company and the other entities;

•	the cash requirements of the company and the other entities;

•	the effect of the investment on the diversification of the company’s or the other entities’ portfolios by type and risk of investment;

•	the policy of the company or the other entities relating to leverage;

•	the anticipated cash flow of the asset proposed to be acquired;

•	the income tax effects of the purchase on the company or the other entities;

•	the size of the investment; and

•	the amount of funds available to the company or the other entities.

See also “Conflicts of Interest– Allocation of Investment Opportunities.”

Property Management Agreement

Under our Operating Agreement, our Manager has agreed to appoint a property manager to manage our Properties on a discretionary basis, and to exercise, under the supervision and authority of the Manager, all the powers, rights and discretions conferred on the Manager in respect of our properties. The Manager intends enter into a Property Management Agreement, the form of which is attached as Exhibit A to our Operating Agreement, which in turn is an exhibit to the Offering Statement of which this Offering Circular is a part.

Under the Property Management Agreement that we expect to enter into prior to our initial investment in property, DMH Realty, LLC, a wholly owned subsidiary of our Manager and Sponsor, will be appointed as the sole and exclusive manager of any properties that we own and will agree to perform its duties and obligations hereunder in a commercially reasonable manner, consistent with the degree of care, skill, prudence, diligence and good faith that a property manager would use in managing other properties or performing similar services in the same geographic location (the “Standard of Care”). Under the Property Management Agreement, the Property Manager will employ such efforts as are consistent with the Standard of Care to comply with all applicable requirements of federal, state and local laws, ordinances, rules, regulations and orders governing the leasing, promotion, management, use, operation, repair and maintenance of our properties and the terms of any leases, mortgages or other agreements to which the properties are subject (the “Requirements”).

Under the Property Management Agreement with the Property Manager, the Property Manager will perform the following services on our behalf:

•	Marketing Authorization. The Property Manager is authorized to establish rental rates and implement marketing strategies in accordance therewith. Property Manager shall supervise the preparation of all advertising layouts, brochures, and campaigns.

•	Acquisition and Disposition. The Property Manager will provide management, supervisory, administrative and logistical services and support GB8.

•	Leasing. The Property Manager will exercise such efforts as are consistent with the Standard of Care to obtain and keep residents and will cooperate with any broker in any reasonable manner likely to aid in filling any vacancy. The Property Manager is authorized to negotiate, prepare, and execute all leases on our approved lease form, including all renewals and extensions of leases and to cancel and modify existing leases, provided such actions are taken in accordance with all Requirements.

•	Security Deposits. The Property Manager is authorized to establish accounts on behalf of GB8 for holding security deposits, if any, in accordance with all Requirements, and will collect and refund security deposits in accordance with the terms of each resident’s lease and as may be required by applicable law. If required by statute, Property Manager will deposit security deposits into a separate interest-bearing account and pay residents the interest earned on such deposit; otherwise, Property Manager will deposit security deposits into a joint operating account with a bank acceptable to us. The Property Manager may offset resident charges with forfeited security deposit amounts and disburse any surplus security deposits from the joint operating account.

•	Collection of Rents and Enforcement of Leases. The Property Manager will exercise such efforts as are consistent with the Standard of Care to promptly collect all rents and other charges for services provided in connection with the use of our properties and all monies collected shall be promptly deposited into the joint operating account unless otherwise directed by us. When necessary and permissible by applicable Requirements, the Property Manager is authorized to institute the following actions: (a) terminate tenancies; (b) sign and serve such notices as are deemed reasonably necessary or expedient by it; (c) institute and prosecute actions and evict residents; (d) recover rents and other sums due by legal proceedings; and (e) settle, compromise, and release such actions or suits, or reinstitute such tenancies.

•	Public Utility and Service Contracts. To the extent applicable, the Property Manager will negotiate and execute, in its capacity as our agent, contracts for water, electricity, gas, vermin or pest extermination, and any other services which are necessary to properly maintain the Properties.

Under the form of Property Management Agreement appended to our Operating Agreement, we will pay to the Property Manager the following fees:

•	a Property Management Fee equal to 8% of all collected rental revenues and

•	leasing fees equal to: (a) for all newly placed tenants, one month’s rent applicable to the initial rent period, and (b) for all renewal tenants, $200.

In addition, our Manager is entitled to retain: (a) 100% of application fees collected, (b) 50% of any insufficient funds fees collected; (c) 50% of any late fees collected, and (d) 50% of any other fees charged to tenants other than move-in fees and pet fees.

The Property Manager is authorized under the Property Management Agreement to incur expenses in connection with the operation and management of our properties consistent with the Standard of Care and to insure that the actual costs of maintaining and operating our properties will not be excessive in relation to comparable properties. In cases of emergency, the Property Manager may make expenditures to effectively protect our properties or to prevent personal injury not in excess of $20,000 with respect to any individual Property or $250,000 collectively among all Properties during any calendar year and will promptly notify us of any such emergency. Any capital expenditure (excluding expenditures related to acquisition activities and rehabilitation of newly acquired properties) over $20,000 per property shall be awarded on the basis of competitive bidding. Other than in connection with any hazardous materials that the Property Manager uses or introduces to our properties, the Property Manager is specifically not responsible for (1) evaluating the presence or absence of hazardous or toxic substances, mold, waste, materials, electromagnetic field, radon or radioactive materials upon, within, above, or beneath our properties; (2) maintaining or evaluating compliance with environmental, hazardous or solid materials or waste laws, rules and regulations except for any operating and maintenance plan applicable to our properties; or (3) conducting or ensuring clean-up or remediation of existing or identified hazardous material spills or contamination unless the parties otherwise agree in writing or as expressly provided herein. It will be our responsibility, at our sole discretion and expense, to obtain (and update) an environmental assessment report on our properties, though the Property Manager may, on our behalf and at our expense, seek to enforce a resident’s compliance with any hazardous materials laws in accordance with the environmental consultant’s recommendations.

We will be responsible for all Operating Expenditures and may pay all such amounts directly or may authorize payment by or to the Property Manager out of available funds in the joint operating account. The term “Operating Expenditures” shall mean the aggregate of all actual, reasonable expenses incurred by Property Manager in connection with or arising from the identification, acquisition, financing, ownership, operation, management, repair, disposition, replacement, maintenance, and use or occupancy of our properties including, without limitation, expenditures for: (i) license and permit fees, landowner association fees and assessments, and all other charges of any kind and nature by any governmental or public authority; (ii) management fees and any other reasonable expenses incurred by Property Manager; (iii) advertising and marketing expenses, and leasing fees and commissions; (iv) legal, accounting, engineering, and other professional and consulting fees and disbursements; (v) accounts payable to independent contractors providing labor, material, services and equipment to our properties; (vi) premiums for insurance paid with respect to our properties or the operations thereof; (vii) resident improvements and replacement and segregated reserves therefor; (viii) maintenance and repair of our properties and all property and equipment used in connection with the operation thereof; (ix) renovation, improvement and development of the Properties and all property and equipment used in connection with the operation thereof; (x) refunds or security or other deposits to resident and contracting parties; (xi) funds reserved for contingent or contested liabilities, real estate taxes, insurance premiums, or other amounts not payable on a monthly basis; (xii) service contracts and public utility charges and assessments; (xiii) personnel administration charges and pre-employment screening and testing costs; (xiv) cost of third party revenue management programs; and (xv) costs of credit refunds, bank charges, and like matters. Operating Expenditures may include (A) payroll, benefits and overhead expenses approved by us, and (B) other costs and expenses of the Property Manager’s or its affiliates’ personnel engaged in any additional services.

The Property Manager will be responsible for paying, and shall not be reimbursed for, its general administrative overhead costs and expenses, including without limitation the costs and expenses of renting its offices, employing its general administrative staff, purchasing or renting its office equipment and supplies, and maintaining phone and internet connections.

The Property Management Agreement will have a term of three years and thereafter automatically renew for additional one-year periods. The Property Management agreement may be terminated by either party in the event the other party defaults in the performance of its obligation and fails to cure the default within 15 days of receipt of notice thereof, upon the sale of all our equity interests or properties; or our Manager or its permitted successors or assigns resigns or is removed as Manager, or upon a bankruptcy event of either party.

Executive Officers and Directors of Pacific Oak Residential, Inc., our Sponsor and Manager

As of the date of this Offering Circular, the executive officers and directors of Pacific Oak Residential, Inc., our Sponsor and Manager, are as follows:

Name	Age	Position (1)	Term of Office (Date of Appointment)
Executive Officers
Michael Gough	64	President and CEO	June 2014
Kevin O’Connor	56	Managing Director of Marketing	June 2014
Daniel Umstead	55	Managing Director of Asset Acquisitions	June 2015
Jeffrey Anstis	67	Managing Director of Finance	June 2014
William Mazar	63	Managing Director of Property	June 2015
Mark Peta	55	Managing Director of Compliance	June 2014

Director:
Michael Gough	64	Director	June 2014

(1)	All of the executive officers of our Manager are employed on a full time basis.

Michael Gough

Mr. Gough is a co-founder of our Manager and Sponsor Pacific Oak Residential Inc. and its affiliates, as well as of Battery Point Trust, Inc. (“BPT”), a private REIT acquired by Pacific Oak Residential Trust in July 2020. Mr. Gough has served as chief investment officer and/or chief operating officer of various Pacific Oak Residential entities, and oversees several key functions, including acquisitions and asset and property management. He has over thirty years of experience in real estate, principal investing, structured finance, and capital markets. Prior to co-founding BPT in 2014, Mr. Gough served as the head of structured products investment for Petra Capital from 2004 to 2010 and of the proprietary trading group within Credit Suisse First Boston’s Principal Transactions Group from 1994 to 2000. He has a B.S. in Aeronautical Science from Embry Riddle Aeronautical University.

Kevin O’Connor

Mr. O’Connor is a co-founder of our Manager and Sponsor Pacific Oak Residential Inc. and its affiliates, as well as of BPT, a private REIT acquired by Pacific Oak Residential Trust in July 2020. Mr. O’Connor is responsible for institutional relationships, including asset sourcing, capital markets activity and insurance products. He has long experience in building institutional platforms, including the fixed income businesses at Second Market, Inc, where he serves as Managing Director from 2008 to 2011. Previously, he both sold and traded a range of fixed income and structured securities products for JP Morgan (2000 to 2008), Citibank and its predecessors (1991 to 2000), and Deutsche Bank (1989 to 1991). Mr. O’Connor holds a B.A. from Hartwick College.

Daniel Umstead

Mr. Umstead leads the acquisitions and leasing processes for our Manager and Sponsor Pacific Oak Residential, Inc. including pricing, documentation, and closing. He initially joined Pacific Oak Residential, Inc. FKA DayMark Asset Funding, Inc, an affiliate of BPT, in 2015. He brings more than 20 years of prior an accomplished real estate appraisal and management experience to Pacific Oak Residential, including the Certified Real Estate Appraiser designation. Previously, Mr. Umstead owned an appraisal company, where he was responsible for all daily operations, including developing the client base, managing workflow and valuations. His clients included Ameris Bank, BB&T, HUD and US Bank. Mr. Umstead holds a B.A. degree from the University of Georgia.

Jeffrey Anstis

Mr. Anstis is responsible for managing the accounting, tax, and cash management functions for our Manager and Sponsor Pacific Oak Residential Inc. and its affiliates. He initially joined Pacific Oak Residential, Inc. FKA DayMark Asset Funding, Inc, an affiliate of BPT, in 2014, and has overseen, over time, both the financial functions and the asset rehabilitation and property preservation functions of the BPT businesses. Mr. Anstis founded Professional Business Solutions in 1999 providing services including bookkeeping, tax management, and consulting on business structure and operations. Mr. Anstis served in finance roles at both Salomon Brothers (1979 to 1983) and the First Boston Corporation (1985 to 1989), a predecessor to Credit Suisse First Boston. Mr. Anstis holds B.A. honors degree from C.W. Post College.

William Mazar

Mr. Mazar is responsible for the property preservation and rehabilitation team for re4al estate entities managed by our manager and Sponsor and its affiliates. He initially joined Pacific Oak Residential, Inc. FKA DayMark Asset Funding, Inc, an affiliate of BPT, in 2015, and has, over time, overseen both acquisitions and asset management functions. Prior to that, from 2012 to 2015, he managed acquisition, rehabilitation, and marketing in the Jacksonville, FL market for Invitation Homes, which is now the largest public single-family rental REIT. Previously, Mr. Mazar led divisions for homebuilders including Levitt and Sons (2005 to 2007) and Beazer Homes (2001 to 2004), and is a licensed building contractor, roofing contractor and real estate broker. Mr. Mazar holds a B.S. degree from Penn State University.

Mark Peta

Mr. Peta is responsible for the customer-facing functions of our Manager and Sponsor Pacific Oak Residential, Inc., including underwriting and collections, as well as issues related to licensed consumer functions and human capital management. He initially joined Pacific Oak Residential, Inc. FKA DayMark Asset Funding, Inc, an affiliate of BPT in 2014, and has, over time, overseen both consumer functions for Pacific Oak’s debt origination business (since sold) and single-family leasing business. Previously, Mr. Peta led teams at firms including U.S. Bank (2008 to 2010), Lehman Brothers (2007 to 2008), and Mortgage Lenders Network (1996 to 2007), and brings experience in strategic planning, managing projects, improving operations, and team building. Mr. Peta holds a B.A. degree from Ursinus College.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of the executive officers of our Manager and Sponsor, Pacific Oak Residential, Inc., receives compensation for his or her services from Pacific Oak Residential, Inc. As executive officers of Pacific Oak Residential, Inc., these individuals will perform the duties of the Manager to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to Pacific Oak Residential, Inc., we do not intend to pay any compensation directly to these individuals.

Limited Liability and Indemnification of the Manager and Others

Subject to certain limitations, our Operating Agreement limits the liability of our Manager and Sponsor and out Property Manager and their respective officers and directors, shareholders or members and affiliates and delegates, for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to such indemnified entities or persons.

Our Operating Agreement provides that to the fullest extent permitted by applicable law such indemnified entities or persons will not be liable to us. In addition, pursuant to our Operating Agreement, we have agreed to indemnify such entities or persons to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the company and attorney’s fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us or the Operating Agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been a manager of the company under Delaware law, a director, officer or agent of the company or any Subsidiary of the company, the Manager or the Property Manager, or an officer, director, member, partner, tax matters partner, fiduciary or trustee of another Person or any employee benefit plan at the request of the company.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Term and Removal of the Manager

Our Operating Agreement provides that the Manager will serve as our manager for an indefinite term, but that the Manager may be removed by us, or may choose to withdraw as the company’s manager, under certain circumstances.

Our shareholders may only remove the Manager for “cause,” following the affirmative vote of two-thirds of our shareholders. If the Manager is removed for “cause,” the members will have the power to elect a replacement Manager upon the affirmative vote or consent of the holders of a majority of our common shares. “Cause” is defined as:

•	the Manager’s continued breach of any material provision of the Operating Agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if the Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

•	the commencement of any proceeding relating to the bankruptcy or insolvency of the Manager, including an order for relief in an involuntary bankruptcy case or the Manager authorizing or filing a voluntary bankruptcy petition;

•	the Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the Operating Agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of the Manager or one of its affiliates and the Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of the Manager’s actual knowledge of its commission or omission, then the Manager may not be removed; or

•	the dissolution of the Manager.

Unsatisfactory financial performance of the company does not constitute “cause” under the Operating Agreement.

In the event that shareholders vote to remove the Manager, the company may incur additional costs associated with installing a new third party as manager, including, among other costs, paying asset management, servicing, property management or other operating expenses that would be negotiated at arms’ length, which could be higher than the rates currently agreed to with the Manager.

Our Manager may assign its rights under our Operating Agreement in its entirety or delegate certain of its duties under the Operating Agreement to any of its affiliates without the approval of our shareholders so long as the Manager remains liable for any such affiliate’s performance, and if such assignment or delegation does not require the company’s approval under this Agreement or applicable law. Under our Operating Agreement, our Manager will appoint DMH Realty, LLC as our Property Manager to manage the day-to day operations of our properties, as described under “– Property Management Agreement.”

Our Manager may withdraw as the Manager if we become required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event. Our Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function. In the event of the removal or withdrawal of the Manager, the Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function.

Holdings of our Common Shares

As of the date of this Offering Circular, there are no shares of our company outstanding.

Our Website

We will conduct this offering primarily via www.gb8residential.com, which will host this offering in connection with the distribution of the Class A common shares offered pursuant to this Offering Circular. This site is owned and operated by our Sponsor and Manager. We will not pay any sales commissions or other remuneration for hosting this offering on its website, other than reimbursable expenses under the Operating Agreement.

MANAGEMENT COMPENSATION

The Manager and its affiliates will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The items of compensation are summarized in the following table.

No portion of the fees detailed below will be allocated to any individual in his or her capacity as an executive officer of our Sponsor or Manager.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Formation, Organization and Offering Stage

Formation and Organization Expenses — Manager	As of April 6, 2023, we have incurred $8,875 in formation and organization expenses. We will reimburse the Manager for these costs and future formation and organization expenses it may incur on our behalf, subject to the limit set forth below. We expect these expenses to not exceed $250,000 or, if we raise the maximum offering amount, approximately .003% of gross offering proceeds.	$250,000

Offering Expenses— Manager	We will reimburse the Manager for all expenses of the offering of shares of our company, subject to the limit set forth below.	Actual amounts are dependent upon the offering proceeds we raise. Assuming the maximum offering amount is raised, placement fees payable to Castle Placement, LLC would be $2,062,500 plus a $20,000 upfront consulting / advisory fee and expense reimbursement estimated at $10,000. In addition, we estimate that the other expenses of a fully subscribed offering will be approximately $7,587,500, mostly comprised of marketing expenses.

Reimbursement Limit	After we raise $1,000,000 from investors in this offering (the minimum offering amount), we will start to reimburse the Manager, without interest, for these formation, organization and offering costs incurred both before and after that date. Our Manager will not seek reimbursement from us for any formation, organization or offering expenses that are in excess of 10% of the gross proceeds of this offering.

Acquisition and Development Stage

Acquisition Fee — Manager	The company or any entity solely-owned or controlled by the company that acquires a property will pay the Manager a fee of 1% of the amount of the purchase price of any property.	Paid directly by the company to the Manager. Actual amounts are dependent upon the property purchase price and we cannot determine these amounts at the present time.

Reimbursement of Acquisition Expenses — Manager	We will reimburse the Manager for actual expenses incurred in connection with the investigation, selection, acquisition or due diligence of a prospective investment, whether or not we ultimately acquire the investment.	Actual amounts are dependent upon the offering proceeds we raise and the number of investment opportunities considered by the company.

Operational Stage

Property Management Fees — Property Manager

Under the form of Property Management Agreement appended to our operating Agreement, we will pay to the Property Manager the following fees:

•  a Property Management Fee equal to 8% of all collected rental revenues and

•  leasing fees equal to: (a) for all newly placed tenants, one month’s rent applicable to the initial rent period, and (b) for all renewal tenants, $200.

In addition, our Manager is entitled to retain: (a) 100% of application fees collected, (b) 50% of any insufficient funds fees collected; (c) 50% of any late fees collected, and (d) 50% of any other fees charged to tenants other than rent, move-in fees and pet fees.

See “Management—Property Management Agreement” for a more detailed discussion of this agreement.

Actual amounts are dependent upon the offering proceeds we raise and the number of properties that we manage. We cannot determine these amounts at the present time.

Asset Management Fee — Manager	There is no fixed asset management fee payable to our Manager. Instead, our manager will be paid a Subordinated Asset Management Fee (defined in “Description of our Class A Common Shares—Distributions”), which will be equal to the remaining ordinary operating cash flow after all of the holders of our Class A shares have received a cumulative non-compounded annual return on their unreturned invested capital of 5% payable from our operating cash flow. See “Description of our Class A Common Shares—Distributions” for more details.	Any Subordinated Asset Management Fees will be dependent on the amount of our operating cash flow and cannot be determined at this time.

Other Operating Expenses — Manager

We will reimburse the Manager for out of pocket expenses paid to third parties in connection with providing services to us, including license fees, auditing fees, fees associated with SEC reporting requirements, increases in insurance costs, Delaware taxes and filing fees, administration fees, fees for the services of an independent representative, and third-party costs associated with these expenses. This does not include overhead, employee costs, utilities or technology costs of the Manager, the Sponsor or their affiliates.

Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time

Liquidation Stage

Exit Fee— Manager

1.00% of the gross proceeds from the sale of an asset held by the company will be paid as a fee to the Manager.

In addition, to the extent that we determine to distribute the proceeds from the sale of an asset to shareholder, rather than reinvesting such funds, we will distribute 70% of the net proceeds to shareholders. The remaining 30% of these net proceeds will be paid to our Manager as a performance fee. See “Description of our Class A Common Shares—Distributions” for more details.

Actual amounts are dependent upon the results of a sale and, in the case of a performance fee, amounts that the Manager determines to distribute to shareholders; we cannot determine these amounts at the present time

Our Manager in its sole discretion may defer or waive any fee payable to it under the Operating Agreement. Any costs or expenses incurred by our Manager on our behalf will be reimbursed by us within 5 business days of our receipt from the Manager of a statement of such reimbursable costs and expenses. In the event that we do not have sufficient funds to reimburse the Manager in a timely manner, the Manager, in its sole discretion, may impose a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) on any such overdue costs and expenses from the day following the last of the five (5) business days referred to above until such amounts have been paid in full.

Under our Operating Agreement, We are not required to pay, and the Manager shall not be entitled to reimbursement for, (i) ordinary and usual office overhead expenses of the Manager or any of its affiliates (including rent, etc.), (ii) salaries or other compensation of the employees of the Manager or any of its affiliates, or (iii) expenses of the Manager’s or any of its affiliate’s registration as an investment adviser or other compliance with the Investment Advisers Act of 1940, as amended, or any corresponding state law.

Our Manager has formed, and may in the future form, other investment vehicles with overlapping investment strategies to ours. Expenses of the company and corresponding expenses relating to such vehicles shall be allocated among us and such vehicles in such manner as the Manager deems equitable. Generally, expenses that relate to a particular investment will be borne by the investment vehicle directly making that investment.

PRINCIPAL SHAREHOLDERS

There are no outstanding shares or limited liability company interests of our company as of the date hereof.

CONFLICTS OF INTEREST

We are subject to various conflicts of interest arising out of our relationship with Our Manager and its affiliates. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we intend to use to mitigate some of the risks posed by these conflicts.

Our Affiliates’ Interests in Other Entities

General

Our Sponsor and Manager and its affiliates, and the officers and directors and the key investment professionals of our Manager who perform services for us on behalf of the Manager are also officers, directors, managers, and/or key professionals of other entities involved in real estate investment. These persons have legal obligations with respect to those entities that are similar to their obligations to us. Currently, our Manager and its affiliates also manage Pacific Oak Strategic Opportunity REIT which has approximately $2.5 billion in assets under management on a consolidated basis, and owns a diversified portfolio of multi-family, single-family, office and hotel properties and land. Consolidated within and wholly-owned by Pacific Oak Strategic Opportunity REIT is Pacific Oak Residential Trust, a REIT which has approximately $425 million in assets under management primarily consisting of single-family rental homes. In aggregate, Pacific Oak Strategic Opportunity REIT owns approximately 2,450 single-family rental homes, approximately 350 (or 14%) of which receive rental subsidies under HUD’s HCV program. Pacific Oak Capital Advisors, the manager of Pacific Oak Strategic Opportunity REIT, also manages four additional real estate investment vehicles focused on commercial real estate properties, bringing the total assets under management of our Sponsor and Manager and its affiliates collectively to approximately $4.1 billion is assets.

In the future, these persons and other affiliates of our Manager and Sponsor may organize other real estate-related investment programs and acquire for their own account real estate-related investments that may be suitable for us.

Allocation of Investment Opportunities

The real estate professionals acting on behalf of our Manager must determine which investment opportunities to recommend to us and other entities. Our Manager and its affiliates may allocate investments between us and other real estate ventures established by our Sponsor or its affiliates. Our Sponsor has, and is expected to continue to, establish and sponsor real estate investment vehicles, including REITs and continue to offer investment opportunities. While currently no real estate investment vehicle affiliated with our Manager is actively seeking to invest in the type of properties that we are targeting, there is no guarantee that our Manager or its affiliates will not establish a real estate investment vehicle in the future that does compete with us for properties. These real estate professions may offer investment that are suitable for our company to other entities.

None of the real estate investment vehicles established by our Manager and Sponsor or its affiliates (including us) have or will have any duty, responsibility or obligation to refrain from:

•	engaging in the same or similar activities or lines of business as any other affiliated real estate investment vehicles;

•	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any affiliated real estate investment vehicles;

•	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any affiliated real estate investment vehicles;

•	establishing material commercial relationships with another affiliated real estate investment vehicle; or

•	making operational and financial decisions that could be considered to be detrimental to another affiliated real estate investment vehicle.

In addition, any decisions by our Manager to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one affiliated real estate investment vehicle more than another or limit or impair the ability of an affiliated real estate investment vehicle to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular program that such arrangements or agreements include or not include another affiliated real estate investment vehicle, as the case may be. Any of these decisions may benefit one affiliated real estate investment vehicle more than another affiliated real estate investment vehicle.

Allocation of Our Affiliates’ Time

We rely on our Manager’s executive officers and key real estate and investment professionals who act on behalf of our Manager for the day-to-day operation of our business. Each of these officers and directors have competing responsibilities, obligations to other investors and engage other business activities on behalf of entities other than the company. As such, each of them will face conflicts of interest in allocating time among us, our Manager and Sponsor or its affiliates, and other entities and other business activities in which they are involved. However, we believe that the Manager and its affiliates have sufficient depth of investment professionals to fully discharge their responsibilities to the company and the other entities for which they work.

Receipt of Fees and Other Compensation by the Manager and its Affiliates

Our Manager and Sponsor as well as the Property Manager will receive substantial fees from us, which fees have not been negotiated at arm’s length. These fees could influence the Manager’s advice to us as well as the judgment of affiliates of the Manager, some of whom also serve as the Manager’s officers and directors and as the key real estate and investment professionals of our Manager and its affiliates. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of provisions in our Operating Agreement involving the Manager and its affiliates, or the Property Management Agreement between the Property Manager and our company;

•	public offerings of equity by us, which will likely entitle the Manager to certain increased fees;

•	whether and when we might seek to list our common shares on a stock exchange or other trading market;

•	whether we seek shareholder approval to internalize our management, which may entail acquiring assets (such as office space, furnishings and technology costs) and personnel (including potentially employees of our Manager or its affiliates) for consideration that would be negotiated at that time and may result in these persons receiving more compensation from us than they previously received from our Manager or its affiliates;

•	whether and when we seek to sell the company or its assets; and

•	whether and when we merge or consolidate our assets with other companies, including companies affiliated with the Manager.

Duties Owed by Some of Our Affiliates to Our Manager and the Manager’s Affiliates

The officers and directors and the key real estate and investment professionals of our Manager and Sponsor, performing services on behalf our company are also officers, directors, managers and/or key professionals of other entities involved in real estate investment. As a result, they owe duties to each of these entities, their shareholders, members and limited partners. These duties may from time to time conflict with the duties that they owe to us.

Certain Conflict Resolution Measures

Investment Committee

We intend to establish, upon successful completion of a capital raise in this offering, an Investment Committee comprised of one or more members of management of our Sponsor. The Investment Committee will be responsible for reviewing and recommending any of the following types of transactions to our Manager:

•	potential investments or divestitures of property,

•	mergers or consolidations through a roll-up or other similar transaction involving other entities, and

•	transactions with affiliates that involve the payment or receipt of funds in excess of $5 million.

In conducting its review, the Investment Committee will obtain from independent third parties valuations and/or other market analytics that, in its judgement, are reasonably prudent in order for the Investment Committee to recommend to the Manager that any such transaction is consistent with market terms and in the best interests of our company and our shareholders.

Specifically, the Investment Committee will obtain reports, opinions or other information from independent third-parties that, in its discretion, it deems necessary or desirable, to assess the fairness to the Company of any transaction or action constituting a conflict of interest. The Investment Committee will be fully protected in relying in good faith upon the records of the company and on such information, opinions, reports presented to the Investment Committee as to matters the Investment Committee reasonably believes are within such third party’s professional or expert competence.

Pursuant to our Operating Agreement, the resolution of any conflict of interest approved by the Investment Committee shall be conclusively deemed to be fair and reasonable to the Company and the shareholders and not a breach of any duty hereunder at law, in equity or otherwise

Our Investment Committee will also review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders. The responsibilities and members of our Investment Committee may be changed at any time in the Manager’s discretion.

Allocations of Investment Opportunities

We do not anticipate significant overlap between us and other real estate investment vehicles managed or sponsored by our Manager and Sponsor or its affiliates. In any circumstances that requires the principals or officers of our Manager/Sponsor to engage in acquisitions of Section 8 assets for other affiliated real estate investment vehicles, our Manager will provide to us a summary of disclosure reflecting the terms and purpose of the transaction and any potential implications of such activities on the company.

Other Operating Agreement Provisions Relating to Conflicts of Interest

Our Operating Agreement provides that the Manager will serve as our manager for an indefinite term, but that the Manager may be removed by us, or may choose to withdraw as manager, under certain circumstances. Our shareholders may remove the Manager at any time with 30 days prior written notice for “cause,” following the affirmative vote of two-thirds of our shareholders. Unsatisfactory financial performance does not constitute “cause” under the Operating Agreement. Our Manager may withdraw as manager if we become required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event. In the event of the removal of the Manager, the Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. Our Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function. See “Management—Term and Removal of the Manager.”

INVESTMENT STRATEGY AND OBJECTIVES

Investment Strategy

We intend to use substantially all of the net proceeds of this offering to identify and invest in residential and commercial properties that are suitable for and have government subsidized tenants, primarily through the Housing Choice Voucher Program (“HCV Program”), a publicly-funded federal program that provides rental assistance in the private market to eligible low-income families, the elderly and people with disabilities. The HCV Program was established as part of the Housing and Community Development Act of 1974. The U.S. Department of Housing and Urban Development (“HUD”) funds the HCV Program. Housing choice vouchers are administered locally by public housing agencies (“PHAs”), which must comply with the regulations and guidelines set by HUD. HUD provides the federal funds to the PHAs to administer the HCV Program, and the housing subsidy is paid to the landlord directly from the relevant PHA. purposes of providing housing to tenants that are qualified and able to receive housing subsidies under HUD’s HCV Program and through local or state level housing authorities and other non-governmental agencies that provide housing subsidies to their constituents. Other suitable properties include those where tenants can receive rent subsidies through local or state level housing authorities and other non-governmental agencies that provide housing subsidies to their constituents. While we intend to invest primarily in subsidized housing, we may invest in other asset classes depending on the availability of suitable investment opportunities.

We believe there is a compelling long-term opportunity to generate consistent returns and long-term growth by owning and renting single-family homes as well as investing in small multi-family family housing units. By doing so, we seek to preserve and earn a return on the investment made by our investors, to realize long term appreciation on that investment and to provide cash distributions to our investors through increased cash flow from operations or asset sales. We believe that our business model provides us with a competitive advantage positioning us to opportunistically grow and effectively manage our portfolio.

We believe that properties with a government-subsidized affordable housing component tend to be more stable than other apartment investments in terms of both occupancy and cash flow. These types of properties are typically characterized by high occupancy levels, generally with long waiting lists, and annual contract rent increases from HUD based on local area adjustments.

We intend to initially focus on acquiring single-family and small multi-family units in the Midwest and Southern markets of the United States, focusing initially on the Chicago area. We intend to target properties:

•	that are in good condition without the need for any significant capital investment,

•	that are located in local markets where the PHAs provide rental subsidies in the range of 90% to 110% of Fair Market Rent (FMR) based on a Housing Assistance Payment (HAP), which is calculated based on the payment standard, minus a portion of the family’s income, and

•	where we believe the subsidized portion of rental revenue is sufficient to generate stable cashflows to allow us to make regular dividend distributions to our shareholders.

Our Manager intends to target a distinct segment of the market (purchase prices per unit ranging from $100,000 to $200,000) because it believes these properties offer higher market rent yields, when expressed as a percentage of purchase price, then homes with higher price points. Our Manager will focus on multiple segments within this price range:

•	Existing homes, generally acquired as portfolios, with high levels of occupancy and limited capital needs.

•	Existing homes, generally in targeted portfolio acquisitions, that require updating of units and potentially capital investment.

•	Newly renovated small multi-family buildings, (10-100 units) either leased or vacant; and

•	Other housing interests, where we believe that the risk-adjusted returns are attractive.

We will seek, directly or through subsidiaries wholly or majority controlled by us, to be the sole owner of any investment we enter into, or the majority owner and controlling party of any joint venture or other entity through which we make an acquisition.

In executing our investment strategy, we believe that we will benefit from the principals of our Manager and Sponsor’s extensive experience in real estate and specific experience in real estate with rent-subsidized tenants.

•	We believe the experience and technical expertise of our Manager’s executive management team is one of our key strengths. The team has a broad and deep knowledge of the residential market with decades of experience in real estate, mortgage financing, financial services, and asset management. Management and its supporting teams have expertise and a multitude of contacts that enable it to source assets and obtain financing to optimize available leverage. We believe that our Manager’s asset evaluation process and the experience and judgment of its executive management team in identifying, assessing, valuing and acquiring new assets will help us to appropriately value the properties at the time of purchase and operate them profitably as we continue to grow.

•	The Manager will use a number of analytics and tools to aid in evaluating potential acquisitions and tenants, driven by the experience of the Manager and its principals in both workforce housing and in non-prime consumer finance. These processes are adapted from mortgage lending, employing a level of detail in evaluating tenant income and credit that we believe is atypical for landlords and more akin to the process used by lenders.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments within approximately three to five years from the one year anniversary of the qualification of our initial offering;

•	to preserve, protect and return investors’ capital contributions;

•	to pay competitive cash distributions from rents and asset dispositions; and

•	to create a repeatable investment process that allows the company to continue to redeploy capital to achieve our investment objectives.

We cannot assure you that we will realize these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, the Manager will have broad discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager may change our investment focus in its discretion, without the consent of our shareholders. Our Manager’s Investment Committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders. See “Conflicts of Interest—Certain Conflict Resolution Matters .”

Market Overview and Opportunity

The Section 8 housing market in the United States plays a crucial role in providing affordable housing options for low-income individuals and families. There are two main components to the Section 8 program: Section 8 Project-Based Rental Assistance (“PBRA”) programs and the Housing Choice Voucher (HCV) program. The PBRA programs are project-based meaning the subsidy is attached to the housing, while the HCV program, is tenant based, meaning the subsidy is attached to the tenant. We intend to focus on housing that can be used by participants in the HCV program. Here is a summary of its size, user demographics, significance, and investment features of this type of housing:

Market Size

The Section 8 housing market is substantial, with millions of households benefiting from the program. As of the latest available data, there were over 5.2 million people in 2.2 million low-income households participating in the Housing Choice Voucher (HCV) program.

User Demographics

The program serves a diverse range of individuals and families, including seniors, disabled individuals, veterans, and low-income households. It is a vital resource for vulnerable populations who require financial assistance to secure affordable and stable housing.

Importance of Section 8 Housing

Section 8 housing is essential for addressing the affordable housing crisis in the United States. It offers numerous benefits, such as providing housing stability, reducing homelessness, empowering individuals to live in safe and decent housing, and promoting socio-economic mobility.

Investment Features

Rental Income Stability: Section 8 housing vouchers provide a stable source of rental income as the government subsidizes a portion of the rent, which provides increased reliability of operating cash flow.

Guaranteed Payments: The government typically ensures prompt payment to landlords, reducing the risk of late or missed payments.

Tenant Demand: There is generally consistent demand for Section 8 housing due to the limited availability of affordable rental options, reducing the duration and impact on operating cash flows from vacancies.

Market Conditions: Increased information from governmental sources enables better evaluation of local rental market conditions, including vacancy rates, rental demand, and the availability of Section 8 voucher holders.

Regulatory Factors: Understanding and complying with the regulations and requirements imposed by HUD and local Public Housing Agencies (PHAs) can be complicated, which we believe benefits property owners with experience in managing such properties, like our Manager.

Property Management Considerations: We believe experienced owners of Section 8 housing are better equipped to manage the responsibilities associated with Section 8 properties, including meeting Housing Quality Standards (HQS), coordinating with PHAs, and maintaining tenant relations.

Social Impact: Investing is Section 8 housing provides a positive social impact by contributing to affordable housing initiatives and supporting underserved communities.

The Section 8 housing market is significant in addressing the affordable housing crisis, serving millions of households in need.

Regulations applicable to the HCV Program

The Section 8 Housing Program is subject to various regulations and guidelines established by the U.S. Department of Housing and Urban Development (HUD) to ensure its effective operation. HUD sets forth regulations specifically governing the Housing Choice Voucher program. These regulations address eligibility criteria, income determinations, voucher issuance and distribution, landlord requirements, participant responsibilities, and other programmatic aspects. Here are some key regulations that affect the HCV program:

Housing Choice Voucher (HCV) Program Regulations

HUD sets forth regulations specifically governing the Housing Choice Voucher program, which encompasses the Section 8 program. These regulations address eligibility criteria, income determinations, voucher issuance and distribution, landlord requirements, participant responsibilities, and other programmatic aspects.

Fair Housing Act (FHA)

The Fair Housing Act prohibits housing discrimination based on race, color, religion, sex, national origin, familial status, and disability. HUD enforces the FHA and ensures that participants and landlords in the Section 8 housing program comply with fair housing regulations.

Section 8 Payment Standards

HUD establishes payment standards, also known as Fair Market Rents (FMR), which represent the maximum allowable subsidy for a specific area. These payment standards help determine the level of rental assistance provided to participants based on the local rental market conditions.

Housing Quality Standards (HQS)

The HQS regulations outline the minimum housing quality standards that rental properties must meet to be eligible for the Section 8 program. These standards cover aspects such as safety, sanitation, and habitability, ensuring that participating units provide decent and safe housing for voucher holders.

Section 8 Inspection Requirements

The program requires regular inspections of rental units to ensure compliance with HQS. HUD or the local Public Housing Agency (PHA) conducts these inspections to verify that the property meets the required standards before a voucher is issued or renewed.

Section 8 Renewal Policy Guide

HUD issues a Renewal Policy Guide that outlines the process for renewing Section 8 Housing Assistance Payment (HAP) contracts between PHAs and property owners. The guide provides instructions and requirements for contract renewals, rent adjustments, and other administrative aspects of the program.

Administrative Plan

Each PHA is required to develop an Administrative Plan, which details its specific policies and procedures for administering the Section 8 program. This plan includes information on program operations, applicant selection, rent calculations, and other local implementation guidelines within the framework of HUD regulations.

Other Federal, State, and Local Regulations

In addition to HUD regulations, Section 8 housing program participants and landlords must comply with various federal, state, and local regulations pertaining to areas such as health and safety codes, rental housing standards, and tenant-landlord laws.

Our Manager’s Experience

We believe our Manager is well positioned to take advantage of these opportunities, with demonstrated skill in three critical areas.

The first skill is in the development and growth of successful private REIT vehicles, as described under “Prior Performance Summary”. The company intends to acquire a significant portfolio of rental properties, which will require meaningful amounts of both equity and debt capital. The Manager has an extensive history of developing REIT vehicles. The Manager believes that this history will enable the raising and subsequent investment of capital in sufficient quantity to maximize both investment opportunities and potential exit strategies.

The second skill is in investing in workforce housing assets and Section 8 housing. The key members of management team have worked together since 2013, with particular focus on acquiring workforce residential assets at the Company’s investment price point and working with tenants similar to the company’s targeted customer base. Our Manager’s experience includes a wide range of necessary capabilities, including asset sourcing, assessment, valuation, rehabilitation, marketing, leasing, and management.

This collective history gives our Manager a depth of expertise that purely financial investors may lack, and even where we choose to partner with other specialists, provides our team with an enhanced ability to evaluate and oversee other teams.

The third skill is in complex corporate and financial transactions. The principals of the Manager have an extensive history in specialized capital structures, including REIT management, secured and unsecured financings, and both corporate merger activity and structured acquisitions. The company believes that this will benefit its investors in two respects: the first, through the ability to acquire assets in complex scenarios that may discourage other investors, and the second, through our ability to more efficiently monetize the Company’s assets, in transactions that may include a public offering, recapitalization, or structured sales.

Investment Process

Our Manager has the authority to make all the decisions regarding our investments consistent with our investment objectives and subject to the limitations in our Operating Agreement and the guidance of the Investment Committee. The Investment Committee must review and recommend all investments. We will not purchase or lease assets in which the Manager, any of our officers or any of their affiliates has an interest without a determination by the Investment Committee that is consistent with market terms and in the best interests of our company and shareholders. The Investment Committee will obtain such reports, opinions or other information from independent third-parties that, in its discretion, it deems necessary or desirable, to assess the fairness to the company of any proposed investment. The Investment Committee will also review our investment guidelines on an annual basis and our investment portfolio on a quarterly basis or, in each case, more often as they deem appropriate.

In selecting investments for us, the Manager will utilize an established underwriting and investment process that focuses on ensuring that each prospective investment is being evaluated using a consistent process and with regard to all relevant, available information.

Through our Manager’s personnel and technical expertise, we will use various financial models, including an acquisition valuation model that uses proprietary analytics to evaluate each potential acquisition. The aim of these models is to determine which properties will produce the most attractive net yields and assess how much to pay for these properties to best achieve optimal results. These tools along with leveraging our property manager’s property inspection, management and rental infrastructure and related data flows will help us identify and acquire higher yielding assets in any geographical location into which we desire to enter or expand.

Borrowing Policy

We do not currently expect to leverage the target properties in light of the current interest rate environment but may do so in the future if interest rates are more favorable. At such time that financing makes economic sense, we believe we will have access to lenders that will provide financing for approximately 70% loan-to value (“LTV”) for the properties we have acquired.

Operating Policies

Our Manager has establishes numerous operating policies that govern its management of our company and its assets, including policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our Manager may add to, change or revoke these policies at any time in its sole discretion.

Disposition Policies

The period that we will hold our investments in residential and commercial real estate properties will vary depending on the type of asset, interest rates, market demand and other factors, but we will generally expect to hold properties for at least three to five years to realize capital appreciation. Our Manager intends to develop an exit strategy for each investment we make. Our Manager will continually perform a hold vs. sell analysis on our assets in order to determine the optimal time to hold. Macro- and microeconomic and market conditions may lead us to hold different investments for different periods of time. We may sell an asset before the end of the expected holding period if we believe that a sale of the asset would be in our best interest.

Exit Strategy

Although we may dispose of individual assets from time to time with the sale proceeds recycled into new properties that meet our investment criteria, we anticipate holding our portfolio between three and five years from the completion of this offering before embarking on an exit strategy. We believe this is a sound strategy based on our experience in the marketplace, and prevailing market trends and taking into consideration possible future market fluctuations. Although we believe three to five years is a prudent duration to hold our portfolio, the actual duration of each asset in the portfolio could be shorter or longer depending on market conditions and other circumstances.

An exit strategy or liquidity transaction could consist of a recapitalization, a sale of our assets, a sale or merger of the company, a consolidation transaction with other companies managed by the Manager or its affiliates, a listing of our common shares on a national securities exchange or a similar transaction. The company does not have a stated term, as we believe setting a finite date for a possible, but uncertain, future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our shareholders.

PLAN OF OPERATION

General

We are a newly organized Delaware limited liability company formed to identify and invest in Section 8 housing, i.e. properties that have government subsidized tenants, through the acquisition and leasing of residential and commercial properties, including multi-family and detached single-family dwellings, across the US with a particular focus across the Midwest and Southern markets of the United States.

Our goal is to construct a portfolio of real estate assets that provides stable, attractive risk-adjusted returns to our investors. We may make our investments through the acquisition of individual properties or portfolios of properties. As of the date of this Offering Circular, we have not commenced operations nor have we identified any specific investments in which we will invest.

Pacific Oak Residential, Inc. is the Manager and Sponsor of the company. The Manager is responsible for managing our day-to-day operations and our portfolio of real estate. Our Manager also has the authority to make all of the decisions regarding our investments, subject to the limitation in our Operating Agreement and with guidance from the Manager’s Investment Committee. The Manager and Sponsor, and/or its affiliates will provide marketing, investor relations and other administrative services on our behalf.

We have elected to be treated as a corporation for U.S. federal income tax purposes from the date of our formation.

Competition

Our net income and overall investment success depend, in large part, on our ability to source investments with attractive risk-adjusted returns. In general, the residential and commercial real estate market for rental housing is competitive and we expect competition to persist and potentially intensify in the future. We believe, however, that many potential purchasers of residential and commercial properties are focused on a tenant base with higher household incomes and those that do not rely on housing subsidies. The properties that have rent-subsidized tenants tend to be older vintages and lower purchase prices. They are generally habitable residences that are structurally stable, free from disrepair with fully functioning heating and ventilation systems.

Our principal competitors are small and medium-sized real estate investment companies. In the future we may experience new competition from sources we cannot yet predict.

Many of our current or potential competitors may have more financial resources than we do. In addition, the number of entities competing for suitable investments may increase, which could result in our paying higher prices for investments, lowering our potential returns.

Liquidity and Capital Resources

We are dependent upon the net proceeds from this offering to conduct our proposed operations. We will obtain the capital required to purchase real estate investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct and from any undistributed funds from our operations. For information regarding the anticipated use of proceeds from this offering, see “Estimated Use of Proceeds.”

We will not commence operations unless we raise $1,000,000 in this offering. If we raise substantially less than $75,000,000 in gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the number, location and size of investments we make, and the value of an investment in our equity will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses related to operating as a company with ongoing SEC reporting obligations, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

As of April 6, 2023, our Manager has made a total of $54,125 in convenience payments on our behalf. Subsequent to inception day, the Manager advanced the Company $10,000 to be used for operations. We must reimburse our Manager for these amounts subject to our Manager’s agreed limit on reimbursement of 10% of the gross proceeds raised in this offering. We have no outstanding debt and do not expect to obtain debt financing for our operations, at least initially in the current elevated interest rate environment.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to the Manager. During our formation, organization and offering stage, these payments will include reimbursements of certain organization and offering expenses advanced by the Manager on behalf of the company, limited to 10% of the gross proceeds raised by us in this offering. During our acquisition and development stage, we expect to make payments to the Manager in connection with the selection and purchase of investments, to our Property Manager in connection with the the management of our properties, and for costs incurred by both our Manager and our Property Manager in providing services to us. For a discussion of the compensation to be paid to the Manager, see “Management Compensation.”

Related Party Loans and Warehousing of Assets

If we do not have sufficient funds to acquire an investment that the Manager would otherwise wish to make, then we may obtain a related party loan from, or issue a participation interest to, the Sponsor or an affiliate of the Sponsor. Our Operating Agreement expressly authorizes us to enter into such related party loans and to issue such participation interests. Each related party loan and participation interest will be an unsecured obligation of ours, that is payable solely to the extent that such related party loan or participation interest remains outstanding. Related party loans that exceed $5 million must be approved by our Investment Committee. As we sell additional Class A common shares in this offering, generate income from operations, or secure third party financing from unrelated parties, we will use the proceeds of such activities to pay down the principal and interest of the related party loan or the principal of the outstanding participation interests, as appropriate, reducing the payment obligation of the related party loan or participation interest, and our obligation to the holder of the related party loan or participation interest.

In instances where a participation interest is outstanding, payments of the participation interest will be pari passu (i.e., of equal seniority) to our right to payment from the underlying asset, and any payments received from the underlying asset will be subsequently distributed pro rata (i.e., in equal proportion to their proportionate interest) among us and the participation interest holder. In the event that we generate funds from operations or from financing activities to fully extinguish the principal of an outstanding participation interest, we will repay the participation interest, and, other than any accrued but unpaid return due to it from the underlying asset, the holder of the participation interest will no longer hold any obligation of ours with regard to payment. It is anticipated that each participation interest will have a varying return that is dependent upon, and will generally be identical to, the projected return on the underlying asset.

As an alternative means of investments for which we do not yet have sufficient funds, the Sponsor or an affiliate of the Sponsor and company may close and fund each investment prior to it being acquired by us. This ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We may then acquire such investment at a price equal to the fair market value of such investment, which will generally equal the cost of the investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition.

Results of Operations

We were formed on April 6, 2023 and, as of the date of this Offering Circular, we have not commenced our principal operations. As of April 6, 2023, our Manager has made a total of $54,125 in convenience payments on our behalf, $8,875 of which we recorded as general and administrative operating expenses and $45,250 of which is recorded as deferred offering costs on our balance sheet. Subsequent to our inception day and through May 17, 2023, our Manager advanced us $10,000 to be used for operations.

Distributions

We do not expect to declare any distributions until the proceeds from our public offering are invested and we begin generating cash flow from operations. We expect primarily to invest in properties with existing tenants that generate a positive cash flow from operations. As a result, we would expect to begin to make distributions, on a semi-annual basis, based on cash flow from operations shortly after our initial acquisition of properties following our reimbursing our Manager for our formation, organization and offering expenses, as discussed in “Management Compensation.”

Once we begin to make distributions, we expect that our Manager will declare and make them on a periodic basis based on the operating cash flow from our assets, as determined by our Manager. In addition, we generally expect to hold these properties for three to five years from purchase and, thereafter, may make distributions to shareholders based on the sale proceeds to the extent that our Manager determines not to reinvest the proceeds in additional properties. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our operating cash flow, dispositions of our assets and/or our need to maintain reserves. Distributions will be paid to shareholders as of the record dates selected by the Manager.

Trends

The company has a limited operating history and has not yet generated revenue from intended operations. The company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the company’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, changes to minimum wages and employee benefit requirements, consumer tastes and trends in our market, negative press, or further restrictions and mandates related to the coronavirus (COVID-19). These adverse conditions could affect the Company's financial condition and the results of its operations.

Critical Accounting Policies

Use of Estimates

The preparation of our financial statements in conformity with U.S. GAAP require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the company. Unobservable inputs are inputs that reflect the company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Offering Costs

The company accounts for offering costs in accordance with ASC 340, “Other Assets and Deferred Costs”. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in member’s equity (deficit) or the related debt, as applicable. Costs related to unsuccessful offerings are expensed.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The company will recognize revenue when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the company expects to receive in exchange for those goods or services. The company will apply the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No revenue has been generated to date. The primary revenues of the Company will be from rentals of residential units.

Income Taxes

The Company applies ASC 740 Income Taxes. The Company will be taxed as a corporation. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At inception, the company established a full valuation allowance against all deferred tax assets. The company has not yet filed its initial income tax return. Management does not anticipate taking any uncertain tax positions.

PRIOR PERFORMANCE SUMMARY

The information presented in this section represents the relevant historical experience of real estate programs sponsored by Pacific Oak Residential, Inc. and its affiliates. Investors in this offering should not assume that they will experience returns, if any, comparable to those experienced by investors in such prior real estate programs.

The Sponsor of the company is Pacific Oak Residential, Inc., which is a majority-owned subsidiary of Pacific Oak Holding Group, LLC. Pacific Oak Holding Group, LLC was formed in 2018 by Keith Hall and Peter McMillan. Pacific Oak Holding Group also owns controlling interests in Pacific Oak Capital Advisors, Pacific Oak Capital Markets and Pacific Oak Resident Advisors.

In 2004, Messrs. Hall and McMillan and two other individuals co-founded KBS Holdings LLC, which owns KBS Capital Advisors LLC (an external advisor to KBS-sponsored real estate programs) and KBS Capital Markets Group LLC (a registered broker dealer and the dealer manager for KBS-sponsored real estate programs). KBS Holdings sponsored the following non- traded REITs: KBS Real Estate Investment Trust, Inc. (“KBS REIT I”) (which liquidated in December 2018), KBS Real Estate Investment Trust II, Inc. (“KBS REIT II”), KBS Real Estate Investment Trust III, Inc. (“KBS REIT III”), Pacific Oak Strategic Opportunity REIT, Inc. (“Pacific Oak Strategic Opportunity REIT,” which was formerly known as KBS Strategic Opportunity REIT, Inc.), KBS Legacy Partners Apartment REIT, Inc. (“KBS Legacy Partners Apartment REIT”) (which liquidated in December 2018), Pacific Oak Strategic Opportunity REIT II, Inc. (“Pacific Oak Strategic Opportunity REIT II”, which was formerly known as KBS Strategic Opportunity REIT II, Inc. and was acquired by merger by Pacific Oak Strategic Opportunity REIT in October 2020) and KBS Growth & Income REIT, Inc. (“KBS Growth & Income REIT”).

KBS Capital Advisors also initially served as the U.S. asset manager with respect to approximately $1.1 billion of real estate investments on behalf of Keppel Pacific Oak US REIT. Keppel Pacific Oak US REIT is a Singapore real estate investment trust listed on the Singapore Exchange Securities Trading Limited.

Beginning in 2018 but increasingly more so from October 2019 through September 1, 2021, Messrs. Hall and McMillan became less involved with KBS Holdings, KBS Capital Advisors and KBS Capital Markets Group, and increasingly more involved with programs sponsored by Pacific Oak Holding Group. During this time, they also focused on certain KBS- sponsored programs (Pacific Oak Strategic Opportunity REIT and Pacific Oak Strategic Opportunity REIT II) and were less involved with certain other KBS-sponsored programs (KBS REIT II, KBS REIT III and KBS Growth & Income REIT). In particular, two former KBS- sponsored programs, Pacific Oak Strategic Opportunity REIT and Pacific Oak Strategic Opportunity REIT II terminated their advisory contracts with KBS Capital Advisors effective October 31, 2019 and retained Pacific Oak Capital Advisors as of November 1, 2019. Keppel Pacific Oak US REIT also terminated its asset management agreement with KBS Capital Advisors effective October 31, 2019 and engaged Pacific Oak Capital Advisors to act as the U.S. asset manager as of November 1, 2019. After the transfer of these advisory agreements, Messrs. Hall and McMillan became even less involved with KBS Holdings and the KBS-affiliated entities and KBS-sponsored programs. On September 1, 2021, Messrs. McMillan and Hall divested their ownership interest in KBS Holdings, and at such time, Messrs. McMillan and Hall ceased to have an ownership interest in KBS Holdings, KBS Capital Advisors and KBS Capital Markets Group, though they remain the sole shareholders of Pacific Oak Holding Group.

Similarly, through September 1, 2021, there were three private programs with respect to which Messrs. McMillan and Hall were responsible for managing and operating the investments of the respective entities. These entities had a range of investment objectives and have been largely concentrated in multi-family properties or single-family residential homes.

In November 2019, Pacific Oak Strategic Opportunity REIT acquired Reven Housing REIT, Inc. (“Reven”), which owned a portfolio of primarily single-family rental properties. Reven’s common stock was listed on the NASDAQ. Upon closing, Reven delisted its shares and changed its name to Pacific Oak Residential Trust, Inc. (“PORT”). As a result of this transaction, PORT became wholly-owned by Pacific Oak Strategic Opportunity REIT.

Michael Gough, the President and CEO of our Manager, co-founded Battery Point Trust, Inc. (“BPT”), a private REIT established for a single investor (along with a number of affiliates and predecessor entities, collectively, “BPT Holdings”), in 2013. In March 2019 and prior to Pacific Oak Strategic Opportunity REIT’s acquisition of PORT, PORT acquired BPT Holdings and additional preferred stock of BPT, following its earlier investment in preferred stock of BPT. Following further cross-investment between BPT and PORT, all of BPT’s stock was acquired by a subsidiary of PORT in July 2020 and BPT became a wholly owned subsidiary of PORT.

PORT and its affiliates subsequently established and invested in Pacific Oak Residential Trust II, Inc. (“PORT II”), a separate program sponsored by an affiliate of our sponsor to raise capital in a private placement and invest primarily in single-family rental properties. Between October 2020 and May 2022 PORT invested $33.5 million into PORT II and PORT II raised $702,000 from nine third-party investors. On June 27, 2022, PORT purchased all the outstanding stock of PORT II from the other investors and PORT II became a wholly-owned subsidiary of PORT.

In the early 2020’s, Pacific Oak Capital Advisors also established, and is the sponsor and manager of, three additional private real estate vehicles that invest in commercial real estate properties.

As a result of the forgoing, our Sponsor and its affiliates currently operate Pacific Oak Strategic Opportunity REIT, a public program. The operations and assets of Pacific Oak Strategic Opportunity REIT include:

•	The operations and assets of Pacific Oak Strategic Opportunity REIT II from its acquisition in October 2020

•	The operations and assets of Pacific Oak Residential Trust from its acquisition by Pacific Oak Strategic Opportunity REIT in November 2019

•	The operations and assets of Pacific Oak Residential Trust II since its inception in 2020

•	The operations and assets of BPT since the acquisition by PORT of all of the stock of BPT in July 2020.

An affiliate of our Sponsor, Pacific Oak Capital Advisors, also manages Keppel Pacific Oak US REIT and three additional private programs focused on commercial real estate properties.

Because of the development of Pacific Oak Strategic Opportunity REIT through acquisitions of other programs, the sponsor and manager of Pacific Oak Strategic Opportunity REIT has separated the management and operations of its portfolio of single- and multi-family rental properties, which are managed by our Sponsor and Manager, Pacific Oak Residential Inc., from its office buildings and other more traditional commercial properties, which are managed by Pacific Oak Capital Advisors. Furthermore, there are significant differences in the market and operational dynamics between residential rental properties as compared to office buildings and other more traditional commercial properties, especially following the disruption of the commercial real estate market in the wake of COVID. As a result of the foregoing, we believe that the prior performance of single- and multi-family rental properties that are managed by our Manager and Sponsor is the most comparable to our business and of relevance to potential investors in this offering. Therefore, we are providing certain prior performance information, through December 31, 2022, for the portfolio of single- and multi-family rental properties that are managed by our Manager and Sponsor, consisting of:

•	PORT (from its acquisition by Pacific Oak Strategic Opportunity REIT in November 2019)

•	PORT II (from its inception in 2020 through its acquisition by PORT in June 2022)

•	BPT – since its formation by Mr. Gough and through its acquisition by PORT in July 2020

In aggregate for the above programs, over the past ten years (or from and through the applicable dates discussed above):

•	$40.0 million was raised from an initial investor to create BPT, which was later sold to PORT. $34.2 million was raised by PORT II, representing $33.5 million invested by PORT and $702,000 by third-party investors, prior to PORT II being acquired by PORT in 2022.

•	$105.0 million was used to invest in 2456 properties, of which 1,166 were located in the Midwest market, 1,286 in Southern market; 4 in the Northeast market and none in the Northwest market,

•	100% (based on purchase price) of the properties purchased were residential properties,

•	The properties purchased were comprised of nearly 100% (based on purchase price) of used properties, with a de minimis amount of newly-constructed properties, and

•	PORT has not had a liquidation event to date and, therefore, only 17 properties have been sold, reflecting properties that were significantly underperforming or experienced sustained damage from fire, flood, or otherwise. As a result, the aggregate sale price represents a de minimis increase over the aggregate purchase price (less than 0.5%) with a weighted average holding period (based on purchase price) of 3.2 years.

The above information excludes transfers of property that occurred as a result of the acquisition of one program by another program.

There have been no major adverse business developments or conditions experienced by any of these prior programs that would be material to purchasers of our Class A common shares in this offering.

DESCRIPTION OF OUR CLASS A COMMON SHARES

The following description of our Class A common shares, certain provisions of Delaware law and certain provisions of our certificate of formation and Operating Agreement are summaries and are qualified by reference to Delaware law, our certificate of formation and our Operating Agreement (including the Share Designation with respect to our Class A common shares), copies of which are filed as exhibits to the Offering Statement of which this Offering Circular is a part.

General

The company is a Delaware limited liability company organized on April 6, 2023 under the Delaware Limited Liability Company Act, or Delaware LLC Act. The limited liability company interests in the company will be denominated in common shares of limited liability company interests, of which we have currently designated Class A common shares (the “Class A common shares”) and, if created in the future, preferred shares of limited liability company interests (“preferred shares”). Our Operating Agreement provides that we may issue an unlimited number of Class A common shares the approval of the Manager and without shareholder approval.

We are offering up to 7,500,000 of our Class A common shares at price of $10.00 per share. The Class A common shares have no par value, with the rights, preferences, powers, privileges and restrictions, qualifications and limitations set forth in the Share Designation for Class A common shares.

All of the Class A common shares offered by this Offering Circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the Class A common shares, as determined by the Manager, the holders of such shares will not be liable to us to make any additional capital contributions with respect to such shares (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the Delaware LLC Act). Holders of Class A common shares have no conversion, exchange, sinking fund or appraisal rights, no pre-emptive rights to subscribe for any securities of the company and no preferential rights to distributions.

We intend to elect to be treated as a corporation for U.S. federal income tax purposes from the date of our formation.

Distributions

We intend to make distributions periodically, as conditions permit. The order of distributions will be governed by the company’s Operating Agreement and by the Share Designation for the Class A common shares.

We divide distributions into two categories:

•	Distributions of ordinary operating cash flow (for example, net income from the rental of a property, after expenses); and

•	Distributions of the net proceeds from “capital transactions,” like sales or refinancing of properties, that are not reinvested (“net proceeds” means the gross proceeds of the capital transaction, reduced by the expenses of the transaction, including repayment of debt).

We expect to make distributions of ordinary operating cash flow on at least an annual basis, i.e., once per year. Distributions of the net proceeds from capital transactions will be made, if at all, upon the occurrence of a capital transaction. Distributions of ordinary operating cash flow will only be made while there is “Unreturned Invested Capital”, amount remaining of capital invested with respect to a Class A common share less any distributions of net proceeds from capital transactions paid on that share.

Distributions of ordinary operating cash flow

Distributions of ordinary operating cash flow will be in the following order of priority:

•	First, Class A common shareholders will receive distributions of operating cash flow until they have received a 5% cumulative, non-compounded annual return on their Unreturned Invested Capital, if any. We refer to this as the “Class A Preferred Return”.

•	Second, any remaining operating cash flow will be distributed to the Sponsor as a “Subordinated Asset Management Fee”.

Distributions of the net proceeds from capital transactions

Distributions of the net proceeds from capital transactions will be made from time to time as determined by the Manager to the holders of the Class A common shares. Holders of Class A common shares will be distributed on a pro rata basis an amount equal to 70% of the “Class A Investor Net Capital Proceeds”, with 30% of the Class A Investor Net Capital Proceeds going to the to the Sponsor.

The “Class A Investor Net Capital Proceeds” will be calculated by multiplying the total net proceeds from capital transactions in a particular distribution to all common shareholders of the company by a fraction, the numerator of which is the amount of capital contributions invested with respect to the outstanding Class A common shares as of the date of the distribution, and the denominator of which is the total amount capital contributions invested with respect to the outstanding common shares of the company as of such date. As of the date of this Offering Circular, no common shares are outstanding and only Class A common shares are being offered in this offering.

Tax Treatment of Distributions

Our distributions to shareholders will likely be treated as a corporate distribution on equity. Corporate distributions on equity are not deductible to the corporation but are generally taxable to the shareholder, subject to various exceptions and limitations. The distributions of ordinary operating cash flow and of net capital proceeds will be taxable as dividends to shareholders only to the extent of current and accumulated earnings and profits.  To the extent the company does not have current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the shareholder’s adjusted basis. If distributions still exceed the amount of adjusted basis, such excess would be considered as capital gains income to the shareholder, who will generally be subject to federal (and possibly state) income tax on such gains at a rate that depends upon the shareholder’s holding period with respect to the shares in question, among other factors. Since the tax treatment of any distributions may vary according to the financial performance of the company, as well as the particular circumstances of the investor, investors should consult their own tax advisers, and should further not assume that the distributions will be subject to the same tax treatment from year to year. These amounts will be reported to shareholders on Form 1099-DIV each year as part of their investment reporting package.

Voting Rights

Our Class A common shareholders will have voting rights only with respect to certain matters, as described below. Each outstanding Class A common share entitles the holder to one vote on all matters submitted to a vote of common shareholders. Generally, matters to be voted on by our shareholders must be approved by either a majority or supermajority, as the case may be, of the votes cast by all holders of outstanding common shares present in person or represented by proxy. If any such vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority.

The following circumstances will require the approval of holders representing a majority or supermajority, as the case may be, of the common shares:

•	any amendment to our Operating Agreement that would materially and adversely affect the rights of the common shares or affect shareholders disproportionally (majority);
•	removal of the Manager as the manager of the company for “cause” as described under “Management—Term and Removal of the Manager” (two-thirds); and
•	all such other matters as the Manager, in its sole discretion, determines will require the approval of shareholders, or as otherwise required by law.

General Procedures

Public Announcements; Notices. In the case of specified dispositions or a redemption, we will publicly announce or otherwise provide specified information to shareholders.

Meetings. Our Operating Agreement provides that special meetings of shareholders may only be called by the Manager. There will be no annual or regular periodic meetings of shareholders.

Fractional Shares. Our Manager will not have to issue or deliver any fractional shares to any holder of Class A common shares upon any redemption or distribution under the provisions described under “—Redemptions.” Instead of issuing fractional shares, we will pay cash for the fractional share in an amount equal to the fair market value of the fractional share, without interest.

Adjustments for Distributions. Upon the redemption of any common shares, the redemption price will be the original purchase price for such shares reduced by the aggregate sum of distributions of net capital proceeds, if any, declared on the shares.

Liquidation Rights

In the event of a liquidation, termination or winding up of the company, whether voluntary or involuntary, we will first pay or provide for payment of our debts and other liabilities, including the liquidation preferences of any class of preferred shares. Thereafter, holders of our common shares will share in our funds remaining for distribution pro rata in accordance with their respective interests in the company.

Preferred Shares

Section 215(e) of the Delaware LLC Act also specifically authorizes the creation of ownership interests of different classes of limited liability company interests, having such relative rights, powers and duties as the limited liability company agreement may provide, and may make provision for the future creation in the manner provided in the limited liability company agreement of additional classes of membership interests. In accordance with this provision, our Operating Agreement provides that the Manager is authorized to provide for the issuance from time to time of an unlimited amount of one or more classes or series of preferred shares of limited liability company interests (“preferred shares”). Unless otherwise required by law or by any stock exchange, if applicable, any such authorized preferred shares will be available for issuance without further action by our common shareholders. Our Manager is authorized to fix the number of preferred shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series and without shareholder approval. As of the date of this Offering Circular, no preferred shares are outstanding and we have no current plans to issue any preferred shares.

We could issue a class or series of preferred shares that could, depending on the terms of the class or series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of holders of common shares might believe to be in their best interests or in which holders of common shares might receive a premium for their common shares.

Operating Agreement

Non-Member Manager

Our Operating Agreement designates Pacific Oak Residential, Inc. as our non-member manager. Our Manager will generally not be entitled to vote on matters submitted to our shareholders, although its approval will be required with respect to certain amendments to the Operating Agreement that would adversely affect its rights. Our Manager will not have any distribution, redemption, conversion or liquidation rights by virtue of its status as the Manager.

Organization and Duration

We were formed on April 6, 2023, as GB8 Residential LLC, a Delaware limited liability company, and will remain in existence until dissolved in accordance with our Operating Agreement.

Purpose

Under our Operating Agreement, we are permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreement relating to such business activity.

Agreement to be Bound by our Operating Agreement; Power of Attorney

By purchasing a Class A common share, you will be admitted as a member of the company and will be bound by the provisions of, and deemed to be a party to, our Operating Agreement. Pursuant thereto, each shareholder and each person who acquires a Class A common share from a shareholder grants to the Manager a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, our Operating Agreement.

Limited Liability and Indemnification of the Manager and Others

Subject to certain limitations, our Operating Agreement limits the liability of our Manager and Sponsor and our Property Manager, their respective officers and directors, shareholders or members, affiliates and delegates, for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to such persons and entities.

Our Operating Agreement provides that to the fullest extent permitted by applicable law our Manager and Sponsor and our Property Manager, their respective officers and directors, shareholders or members, affiliates and delegates will not be liable to us. In addition, pursuant to our Operating Agreement, we have agreed to indemnify such persons and entities to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the company and attorney’s fees and disbursements) arising arising from the performance of any of their duties or obligations in connection with their service to us or this Agreement, or any investment made or held by us, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person or entity may be made party by reason of being or having been a manager of the company under Delaware law, a director, officer or agent of the company or any Subsidiary of the company, the Manager or the Property Manager, or an officer, director, member, partner, tax matters partner, fiduciary or trustee of another person or entity at our request.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Amendment of Our Operating Agreement; Exclusive Authority of the Manager to Amend our Operating Agreement

Amendments to our Operating Agreement may be proposed only by or with the consent of the Manager. Our Manager will not be required to seek approval of the shareholders to adopt or approve any amendment to our Operating Agreement, except to the extent that such amendment would have a material and adverse effect on such holders or affect shareholders disproportionally. In such a case, the proposed amendment must be approved in writing by holders representing a majority of the outstanding common shares.

Termination and Dissolution

We will continue as a limited liability company until terminated under our Operating Agreement. We will dissolve upon: (1) the election of the Manager to dissolve us; (2) the sale, exchange or other disposition of all or substantially all of our assets; (3) the entry of a decree of judicial dissolution of the company; or (4) at any time that we no longer have any shareholders, unless our business is continued in accordance with the Delaware LLC Act.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with GAAP. For financial reporting purposes and U.S. federal income tax purposes, our fiscal year and our tax year are the calendar year.

Determinations by the Manager

Any determinations made by the Manager under any provision described in our Operating Agreement will be final and binding on our shareholders, except as may otherwise be required by law.

Restrictions on Ownership and Transfer

Our Operating Agreement provides that our Manager may elect to for us to be qualified as a REIT in the future, though there are no current intentions to do so. In order for us to qualify as a REIT under the Internal Revenue Code, shares of the company must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). As a result, our Operating Agreement, subject to certain exceptions, contains restrictions on the number and value of our Class A common shares and the number and value of shares of the company that a person may own in order to enable us to qualify as a REIT in the future if our Manager so choses.

Our Operating Agreement provides that generally no person may own, or be deemed to own by virtue of certain attribution provisions of the Internal Revenue Code, either more than 9.8% in value or in number of our Class A common shares, whichever is more restrictive, or more than 9.8% in value or in number of our total outstanding shares, whichever is more restrictive. We refer to these limits collectively as the “ownership limit.” An individual or entity that becomes subject to the ownership limit or any of the other restrictions on ownership and transfer of the shares of the company described below is referred to as a “prohibited owner” if, had the violative transfer or other event been effective, the individual or entity would have been a beneficial owner or, if appropriate, a record owner of shares.

The applicable constructive ownership rules under the Internal Revenue Code are complex and may cause the company’s shares owned actually or constructively by a group of individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than the ownership limit of our Class A shares or total outstanding shares (or the acquisition by an individual or entity of an interest in an entity that owns, actually or constructively, our shares), could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limit.

Our Manager may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or excepted holder limit, for a particular shareholder if the shareholder’s ownership in excess of the ownership limit would not result in the company being “closely held” within the meaning of Code Section 856(h) (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would result in the company failing to eligible to qualify as a REIT. As a condition of its waiver or grant of excepted holder limit, the Manager may, but is not required to, require the recipient to obtain an opinion of counsel or IRS ruling satisfactory to the Manager in order to determine or ensure the company’s ability to qualify as a REIT. In addition, the Manager will reject any investor’s subscription in whole or in part if it determines that such subscription would violate such ownership limit.

In connection with granting a waiver of the ownership limit, creating an excepted holder limit or at any other time, the Manager may from time to time increase or decrease the ownership limit for all other individuals and entities unless, after giving effect to such increase, five or fewer individuals could beneficially or constructively own in the aggregate, more than 49.9% in value of our shares then outstanding or we would otherwise be unable qualify as a REIT. Prior to the modification of the ownership limit, the Manager may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our ability to qualify as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our Class A common shares or total outstanding shares of the company, as applicable, is in excess of such decreased ownership limit until such time as such individual’s or entity’s percentage ownership equals or falls below the decreased ownership limit, but any further acquisition of our Class A common shares or shares of the company, as applicable, in excess of such percentage ownership will be in violation of the ownership limit.

Our Operating Agreement further prohibits:

•	any person from beneficially or constructively owning, applying certain attribution rules of the Internal Revenue Code, shares of the company that would result in the company being “closely held” under Code Section 856(h) (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to be unable to qualify as a REIT; and
•	any person from transferring the company’s shares if such transfer would result in the company’s shares being owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of the company’s shares that will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of our shares, or who would have owned the company’s shares transferred to a trust as described below, must immediately give us written notice of the event, or in the case of an attempted or proposed transaction, must give at least 15 days’ prior written notice to us and provide us with such other information as we may request in order to determine the effect of such transfer on our ability to qualify as a REIT. The foregoing restrictions on ownership and transfer of the company’s shares will not apply if the Manager determines that it is no longer in our best interests to attempt to qualify as a REIT or that compliance with the restrictions and limitations on ownership and transfer of the company’s shares as described above is no longer required in order for us to qualify as a REIT.

If any transfer of the company’s shares would result in the company’s shares being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of our shares or any other event would otherwise result in any person violating the ownership limit or an excepted holder limit established by the Manager or in our being “closely held” under Code Section 856(h) (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary by the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or the company being “closely held” under Code Section 856(h) (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise being unable to qualify as a REIT, then our Operating Agreement provides that the transfer of the shares will be null and void.

Shares of the company transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price paid by the prohibited owner for the shares and (2) $10.00 per share. We may reduce the amount payable by the amount of any dividend or other distribution that we have paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above, and we may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such shares will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, as soon as practicable after receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limit or the other restrictions on ownership and transfer of shares of the company. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares less any distributions of net capital proceeds and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividend or other distribution that we paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the beneficiary of the trust, together with any dividends or other distributions thereon. In addition, if, prior to discovery by us that the company’s shares have been transferred to a trust, such shares are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by us with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid prior to our discovery that our shares have been transferred to the trust will be paid by the recipient to the trustee upon demand.

Subject to Delaware law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and
•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible company action, then the trustee may not rescind and recast the vote.

In addition, if the Manager determines in good faith that a proposed transfer or other event would violate the restrictions on ownership and transfer of our shares, the Manager may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem our shares, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of our shares, within 30 days after the end of each taxable year, must give us written notice, stating the shareholder’s name and address, the number of shares of each class of the company that the shareholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us in writing such additional information as we may request in order to determine the effect, if any, of the shareholder’s beneficial ownership on our ability to qualify as a REIT and to ensure compliance with the ownership limit. In addition, each shareholder must provide to us in writing such information as we may request in good faith in order to determine our ability to qualify as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for the Class A common shares or otherwise be in the best interest of the holders of the Class A common shares.

Personal Conduct Repurchase Right

Our Operating Agreement provides that we may elect to repurchase all of the common shares held by an investor, at a per share price equal to the original per share purchase price less any distributions of net capital proceeds, in the event that such investor fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon us, as determined by the Manager in its sole and absolute discretion. The purchase price will be payable to the investor in a single payment, with the payment becoming due fifteen (15) business days following the date on which we provide notice to the investor of our decision to repurchase the common shares.

Prospect of roll-up/Public Listing

The Manager may determine that it is in the best interest of the company to (i) contribute to, or convert the company into, an alternative vehicle, through consolidation, merger or other similar transaction with other companies, some of which may be managed by the Manager or its affiliates (a “Roll-Up”) or (ii) list the company’s shares (or shares of the Roll-Up vehicle) on a national securities exchange. In connection with a Roll-Up, shareholders may receive from the Roll-Up vehicle cash, stock, securities or other interests or assets of such vehicle, on such terms as the Manager deems fair and reasonable, provided, however, that the Manager will be required to obtain approval of shareholders holding a majority of the outstanding common shares if required by applicable laws or regulations.

Anti-Takeover Effects of Our Operating Agreement and Delaware Law

The following is a summary of certain provisions of our Operating Agreement and Delaware law that may be deemed to have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of the company. These provisions include the following:

Authorized but Unissued Shares

Our Operating Agreement authorizes us to issue additional common shares or other securities of the company for the consideration and on the terms and conditions established by the Manager without the approval of our shareholders. In particular, the Manager is authorized to provide for the issuance of an unlimited amount of one or more classes or series of shares of the company, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series. Our ability to issue additional shares and other securities could render more difficult or discourage an attempt to obtain control over us by means of a tender offer, merger or otherwise.

Delaware Business Combination Statute—Section 203

We are a limited liability company organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control. Section 203 of the DGCL, which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our Operating Agreement does not currently elect to have Section 203 of the DGCL apply to us. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of voting shares. Our Manager may elect to amend our Operating Agreement at any time to have Section 203 apply to us.

Valuation Policies

Our NAV is calculated quarterly based on the net asset values of our investments (including securities investments, if any), the addition of any other assets (such as cash on hand) and the deduction of any other liabilities. A third-party valuation firm will be selected by the Manager to serve as our independent valuation advisors.

Our NAV per share is calculated by our Manager, in coordination with the Investment Committee. If an event becomes known to the Manager (including through communication with our independent valuation advisors) that, in its opinion, is likely to have any material impact on previously provided estimated values of the affected properties, property-level debt or entity-level debt, the Manager will notify the applicable independent valuation advisor. If in the opinion of the applicable independent valuation advisor, such event is likely to have an impact on a previously provided valuation, the applicable independent valuation advisor will recommend valuation adjustments that will be incorporated into our quarterly NAV calculation. Once the independent valuation advisors have communicated the adjusted value estimate to our Manager, it will cause such adjusted value to be included in our quarterly NAV calculation. Our Manager is ultimately responsible for the determination of our NAV.

NAV is not a measure used under U.S generally accepted accounting principles (“GAAP”) and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure.

Our goal is to provide a reasonable estimate of the market value of the company’s shares on a quarterly basis. However, the majority of our assets will consist of residential and commercial real estate. As with any non-traded investment valuation protocol, the conclusions reached by our independent valuation expert will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share is unlikely to reflect the precise amount that might be paid for the company’s shares in a market transaction, and any potential disparity in our NAV per share may be in favor of shareholders who buy new shares, or existing shareholders.

We will not update our offering price per share for our Class A common shares in this offering based on any NAV calculations described above.

Redemption Plan

Our Manager may establish a redemption plan pursuant to which a holder of the company’s Class A common shares may request that we may redeem all or any portion of their shares, subject to the terms of such plan. However, as of the date of this Offering Circular, the Manager has not adopted such a plan, and has no intention to adopt such a plan in the foreseeable future.

Trading Market

We may consider seeking a quotation on an alternative trading system (“ATS”) in the future. In order to seek quotation on an ATS, we will likely enter into a listing agreement with the platform operator, and will likely engage a secondary market trading broker. If we decide to apply for quotation and assuming that our application is successful, sellers would be able to have shares that they wish to sell quoted on the ATS. The secondary market trading broker, will likely be entitled to a commission on sales made through the trading platform. There can be no assurance as to the volume or pricing of any trading on such platform. Any sales on a platform will also be subject to the conditions of and restrictions on transfer set out above in “Risk Factors – The company does not have a public trading market for its shares. While we may consider having our shares quoted on an ATS, there can be no guarantee that this will occur. Furthermore, even if the shares are quoted on an ATS, there can be no guarantee as to the volume or pricing with respect to any secondary trading that might develop. Liquidity may be limited in comparison to the liquidity of other real estate vehicles and REITs.”

Reports to Shareholders

Our Operating Agreement requires that we prepare an annual report and deliver it to our shareholders within 120 days after the end of each fiscal year, which requirement may be satisfied by our publicly filing our annual report pursuant to applicable securities laws.

Under the Securities Act, we must update this Offering Circular upon the occurrence of certain events, such as asset acquisitions. We will file updated offering circulars and offering circular supplements with the SEC. We are also subject to the informational reporting requirements of the Securities Act that are applicable to Tier 2 companies whose securities are offered pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. In addition, we will provide you directly with periodic updates, including offering circulars, offering circular supplements and other information.

We will provide such periodic updates electronically through our Sponsor’s website at www.gb8residential.com, and documents will be provided electronically. You may access and print all periodic updates provided through our website. As periodic updates become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the periodic updates. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. We will provide you with paper copies at any time upon request. The contents of www.gb8residential.com are not incorporated by reference in or otherwise a part of this Offering Circular.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), is a broad statutory framework that governs most U.S. retirement and other U.S. employee benefit plans. ERISA and the rules and regulations of the Department of Labor (the “DOL”) under ERISA contain provisions that should be considered by fiduciaries of employee benefit plans subject to the provisions of Title I of ERISA (“ERISA Plans”) and their legal advisors. In particular, a fiduciary of an ERISA Plan should consider whether an investment in our Class A common shares (or, in the case of a participant-directed defined contribution plan (a “Participant-Directed Plan”), making our Class A common shares available for investment under the Participant-Directed Plan) satisfies the requirements set forth in Part 4 of Title I of ERISA, including the requirements that (1) the investment satisfy the prudence and diversification standards of ERISA, (2) the investment be in the best interests of the participants and beneficiaries of the ERISA Plan, (3) the investment be permissible under the terms of the ERISA Plan’s investment policies and governing instruments and (4) the investment does not give rise to a non-exempt prohibited transaction under ERISA or Code Section 4975.

In determining whether an investment in our Class A common shares (or making the company’s shares available as an investment option under a Participant-Directed Plan) is prudent for ERISA purposes, a fiduciary of an ERISA Plan should consider all relevant facts and circumstances including, without limitation, possible limitations on the transferability of our Class A common shares, whether the investment provides sufficient liquidity in light of the foreseeable needs of the ERISA Plan (or the participant account in a Participant-Directed Plan), and whether the investment is reasonably designed, as part of the ERISA Plan’s portfolio, to further the ERISA Plan’s purposes, taking into consideration the risk of loss and the opportunity for gain (or other return) associated with the investment. It should be noted that we will invest our assets in accordance with the investment objectives and guidelines described in this Offering Circular, and that neither the Manager nor any of its affiliates has any responsibility for developing any overall investment strategy for any ERISA Plan (or the participant account in a Participant-Directed Plan) or for advising any ERISA Plan (or participant in a Participant-Directed Plan) as to the advisability or prudence of an investment in us. Rather, it is the obligation of the appropriate fiduciary for each ERISA Plan (or participant in a Participant-Directed Plan) to consider whether an investment in our Class A common shares by the ERISA Plan (or making such shares available for investment under a Participant-Directed Plan in which event it is the obligation of the participant to consider whether an investment in our Class A common shares is advisable), when judged in light of the overall portfolio of the ERISA Plan, will meet the prudence, diversification and other applicable requirements of ERISA.

Section 406 of ERISA and Code Section 4975 prohibit certain transactions involving the assets of an ERISA Plan, as well as those plans that are not subject to ERISA but that are subject to Code Section 4975, such as individual retirement accounts (“IRAs”) and non-ERISA Keogh plans (collectively with ERISA Plans, “Plans”), and certain persons (referred to as “parties in interest” for purposes of ERISA or “disqualified persons” for purposes of the Internal Revenue Code) having certain relationships to Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to non-deductible excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code, and the transaction might have to be rescinded. In addition, a fiduciary who causes an ERISA Plan to engage in a non-exempt prohibited transaction may be personally liable for any resultant loss incurred by the ERISA Plan and may be subject to other potential remedies.

A Plan that proposes to invest in our Class A common shares (or to make the company’s shares available for investment under a Participant-Directed Plan) may already maintain a relationship with the Manager or one or more of its affiliates, as a result of which the Manager or such affiliate may be a “party in interest” under ERISA or a “disqualified person” under the Internal Revenue Code, with respect to such Plan (e.g., if the Manager or such affiliate provides investment management, investment advisory or other services to that Plan). ERISA (and the Internal Revenue Code) prohibits plan assets from being used for the benefit of a party in interest (or disqualified person). This prohibition is not triggered by “incidental” benefits to a party in interest (or disqualified person) that result from a transaction involving the Plan that is motivated solely by the interests of the Plan. ERISA (and the Internal Revenue Code) also prohibits a fiduciary from using its position to cause the Plan to make an investment from which the fiduciary, its affiliates or certain parties in which it has an interest would receive a fee or other consideration or benefit. In this circumstance, Plans that propose to invest in our Class A common shares should consult with their counsel to determine whether an investment in our Class A common shares would result in a transaction that is prohibited by ERISA or Code Section 4975.

If our assets were considered to be assets of a Plan (referred to in this Offering Circular as “Plan Assets”), our management might be deemed to be fiduciaries of the investing Plan. In this event, the operation of the company could become subject to the restrictions of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and/or the prohibited transaction rules of Code Section 4975.

The DOL has promulgated a final regulation under ERISA, 29 C.F.R. § 2510.3-101 (as modified by Section 3(42) of ERISA, the “Plan Assets Regulation”), that provides guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute Plan Assets for purposes of applying the fiduciary requirements of Title I of ERISA (including the prohibited transaction rules of Section 406 of ERISA) and the prohibited transaction provisions of Code Section 4975.

Under the Plan Assets Regulation, the assets of an entity in which a Plan or IRA makes an equity investment will generally be deemed to be assets of such Plan or IRA unless the entity satisfies one of the exceptions to this general rule. Generally, the exceptions require that the investment in the entity be one of the following:

•	in securities issued by an investment company registered under the Investment Company Act;

•	in “publicly offered securities,” defined generally as interests that are “freely transferable,” “widely held” and registered with the SEC;

•	in an “operating company” which includes “venture capital operating companies” and “real estate operating companies;” or

•	in which equity participation by “benefit plan investors” is not significant.

The shares will constitute an “equity interest” for purposes of the Plan Assets Regulation, and the shares may not constitute “publicly offered securities” for purposes of the Plan Assets Regulation. In addition, the shares will not be issued by a registered investment company.

The 25% Limit. Under the Plan Assets Regulation, and assuming no other exemption applies, an entity’s assets would be deemed to include “plan assets” subject to ERISA on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the value of any class of equity interests in the entity is held by “benefit plan investors” (the “25% Limit”). For purposes of this determination, the value of equity interests held by a person (other than a benefit plan investor) that has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee with respect to such assets (or any affiliate of such a person) is disregarded. The term “benefit plan investor” is defined in the Plan Assets Regulation as (a) any employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to the provisions of Title I of ERISA, (b) any plan that is subject to Code Section 4975 and (c) any entity whose underlying assets include plan assets by reason of a plan’s investment in the entity (to the extent of such plan’s investment in the entity). Thus, our assets would not be considered to be “plan assets” for purposes of ERISA so long as the 25% Limit is not exceeded. Our Operating Agreement provides that if benefit plan investors exceed the 25% Limit, we may redeem their interests at a price equal to the purchase price per share paid by such investor less distributions of net capital proceeds. We intend to rely on this aspect of the Plan Assets Regulation.

Accordingly, we believe, on the basis of the Plan Assets Regulation, that our underlying assets should not constitute “plan assets” for purposes of ERISA. However, no assurance can be given that this will be the case.

If our assets are deemed to constitute “plan assets” under ERISA, certain of the transactions in which we might normally engage could constitute a non-exempt “prohibited transaction” under ERISA or Code Section 4975. In such circumstances, in our sole discretion, we may void or undo any such prohibited transaction, and we may require each investor that is a “benefit plan investor” to redeem their shares upon terms that we consider appropriate.

Prospective investors that are subject to the provisions of Title I of ERISA and/or Code Section 4975 should consult with their counsel and advisors as to the provisions of Title I of ERISA and/or Code Section 4975 relevant to an investment in our Class A common shares.

As discussed above, although IRAs and non-ERISA Keogh plans are not subject to ERISA, they are subject to the provisions of Code Section 4975, prohibiting transactions with “disqualified persons” and investments and transactions involving fiduciary conflicts. A prohibited transaction or conflict of interest could arise if the fiduciary making the decision to invest has a personal interest in or affiliation with the company or any of its respective affiliates. In the case of an IRA, a prohibited transaction or conflict of interest that involves the beneficiary of the IRA could result in disqualification of the IRA. A fiduciary for an IRA who has any personal interest in or affiliation with the company or any of its respective affiliates, should consult with his or her tax and legal advisors regarding the impact such interest may have on an investment in the company’s shares with assets of the IRA.

Shares sold by us may be purchased or owned by investors who are investing Plan assets. Our acceptance of an investment by a Plan should not be considered to be a determination or representation by us or any of our respective affiliates that such an investment is appropriate for a Plan. In consultation with its advisors, each prospective Plan investor should carefully consider whether an investment in the company is appropriate for, and permissible under, the terms of the Plan’s governing documents.

Governmental plans, foreign plans and most church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Code Section 4975, may nevertheless be subject to local, foreign, state or other federal laws that are substantially similar to the foregoing provisions of ERISA and the Internal Revenue Code. Fiduciaries of any such plans should consult with their counsel and advisors before deciding to invest in our Class A common shares.

PLAN OF DISTRIBUTION

We are offering a maximum of 7,500,000 shares of our Class A common stock on a “best efforts” basis for up to $75,000,000. We will not start operations or draw down on investors’ funds and admit investors as members until we have raised at least $1,000,000 in this offering (“Minimum Offering Amount”). After an investor executes a subscription agreement, those funds will be revocable until the date the Minimum Amount is reached. If we do not raise the Minimum Offering Amount within 12 months after this offering has been qualified by the Commission, we will cancel the offering and release all investors from their commitments. Under Regulation A, the company may only offer $75 million securities during a rolling 12-month period.

We will use our existing website and offering page, www.gb8residential.com, as our offering page, where investors can invest in our offering. We will also use blogs and other social media to provide notification of the offering. Persons who desire information will be directed to our offering page.

The cash price per share is $10 and the minimum investment is $1000, or 100 shares.

We intend to market the Class A common shares in this offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular or “testing the waters” materials on our own website or third-party websites. Affiliates of our Sponsor may purchase Class A common shares in this offering, their purchases will count toward the total amount raised and, if applicable. toward the Minimum Offering Amount.

Once we accept subscriptions for the Minimum Offering Amount, this offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion. At least every 12 months after this offering has been qualified by the Commission, the company will file a post-qualification amendment to include the company’s recent financial statements. The offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the Offering Statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions. Once we accept subscriptions for the Minimum Offering Amount, we may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us. To the extent there are irrevocable funds in escrow, we expect to hold closings as soon as practical and no later than 14 days after confirmation that an investor’s funds are irrevocable.

Our Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on www.gb8residential.com,.

No Selling Limited Partners

There are no selling shareholders; all net proceeds of this offering will go to GB8 Residential LLC.

The Broker-Dealer

The company has engaged Castle Placement, LLC (“Castle”), a FINRA/SIPC member firm, as its placement agent in connection with the solicitation of investments in this offering.

Castle will use its commercially reasonable efforts to provide the company with certain services to execute an offering under Regulation A, which may include:

•	completing appropriate due diligence on the company and its principals and helping the company create a landing page on castleplacement.com;

•	identifying prospective investors and providing a teaser and/or investor presentation to those investors;

•	conducting a mock investor call with the company and sharing insights and suggestions with the company regarding positioning and marketing the opportunity to Investors in calls and meetings;

•	assisting the company in connection with investors throughout the entire process through closing;

•	reviewing and helping to prepare written material prepared by the company such as the investor presentation and final definitive documents;

•	setting-up, administrating, and assisting the company in populating the virtual data room (“VDR”) on Castle's VDR platform;

•	working with the company to provide information, answer questions, and follow-up with investors;

•	including the offering on castleplacement.com and CPGO (Castle's proprietary app) for prospective investors to review;

•	conducting an accredited investor email campaign (optional – at an extra cost to the company);

•	providing paid (optional – at an extra cost to the company to reimburse Castle for payments to third-party providers) and/or organic digital marketing outreach to prospective investors (the company is responsible for creating the overall digital advertising creative content and strategy, including advertising videos and static ads - Castle will review and share ideas, and manage the ad placement strategy and implementation);

•	coordinating with a third-party videographer to help the company create an elevator pitch video for investors (optional – at an extra cost to the company);

•	providing the company with detailed information on CPGO regarding the status of each investor currently interested in the offering, and allowing the company to communicate with investors directly through CPGO;

•	helping the company to structure the offering, negotiating with investors, seeking proposals from investors;

•	recommending third party providers, such as counsel, auditors, escrow agents, transfer agents, etc.; and

•	assisting in arranging and closing of the offering.

While investment in this offering will be facilitated through the company’s landing page www.gb8residential.com, Castle will also provide information regarding this offering on its own website at castleplacement.com/portfolio/gb8.

As compensation for the services listed above, the company has agreed to pay Castle a commission equal to 2.75% of the amount raised from investors in the offering plus an upfront, non-refundable consulting / advisory fee of $20,000 for services performed in connection with the company’s placement agreement with Castle, such as due diligence, general consulting services relating to the offering, and coordination with third party vendors. In addition, the company has agreed to pay Castle's reasonable out-of-pocket expenses in connection with this engagement, including expenses for background investigations/reports on the company prior to marketing ($250 total cost if key people and company are in the US). Castle will not incur any material expenses (including digital advertising expenses) without the prior written consent of Company. Company shall be responsible for payment (directly or via reimbursement of Castle) of all fees and expenses in connection with the offering including without limitation: legal, audit, due diligence, escrow agent, transfer agent, advertising, credit card/ACH processing/fees, KYC/AML/OFAC, etc.

The company will pay to Castle pursuant to the same fee schedule contained in the placement agreement with respect to any transaction with an investor which is consummated, or for which a definitive agreement has been signed, within 12 months after the termination of the placement agreement with Castle (the “Tail”), provided, however, in connection with the Regulation A offering in accordance with FINRA Rule 2010: i) any tail fee to be received by Castle will only be received in connection with Castle’s marketing of the Regulation A offering to prospective investors, and ii) Castle will not be entitled to its fee if it was terminated for cause. If $15 million or more is raised in this offering, and the company conducts an additional offering of debt or equity securities within 12 months from the later of the termination of this offering or of our agreement with Castle, then the company will offer to engage Castle to act as the sole private placement agent for that additional offering on the same terms as those contained in the placement agreement. Notwithstanding the foregoing, in no case shall the rights granted to Castle as described in this paragraph exceed thirty 36 months following the date of the latter of (a) FINRA Rule 5110 approval of the placement agreement or (b) SEC qualification of the Offering Statement for this offering.

Assuming that all of the 7,500,000 shares are sold to investors, the company estimates that the total amount payable to Castle would be $2,092,500 for a fully-subscribed offering ($2,062,500 in commissions, the $20,000 upfront consulting / advisory fee and an estimated $10,000 for expenses). The company notes that, in the event the company does not pay amounts owed to Castle as required pursuant to its engagement agreement with Castle, amounts owed to Castle will incur a penalty in the form of an 18% annual interest rate on the unpaid amount owed to Castle, computed on a daily basis, until such amounts are repaid to Castle, up to a maimum penalty of $300,000. As such, if the Company incurs a penalty under the engagement agreement, the Company estimates the maximum amount payable to Castle under the engagement agreement in connection with this offering would be $2,392,500 for a fully-subscribed offering ($2,062,500 in commissions, the $20,000 upfront consulting / advisory fee, an estimated $10,000 for expenses, and $300,000 in penalties).

A copy of the company’s agreement with Castle and the addendums thereto are included as a exhibit to the Offering Statement of which this Offering Circular forms a part.

The Transfer Agent

We have engaged Continental Stock Transfer & Trust Company as our registered transfer agent.

Investors’ Tender of Funds and Return of Funds

Once we reach the Minimum Offering Amount, funds invested will not be revocable, meaning you will not be entitled to request the return of your funds; however, in the event of a liquidation or dissolution of the company should occur before the company has held a Closing (as defined below) covering your funds, you will be refunded your investment without interest or deduction. In the event that the offering is terminated (including due to liquidation and dissolution of the company), investor funds held in escrow will promptly be refunded to each investor in accordance with Rule 10b-9 under the Securities Exchange Act of 1934. If a subscription is rejected or if a recession is requested, all funds will be returned to subscribers within thirty days of such rejection without deduction or interest. Upon acceptance by us of a subscription, a confirmation of such acceptance will be sent to the subscriber.  The escrow agent has not investigated the desirability or advisability of investment in the units nor approved, endorsed or passed upon the merits of purchasing the securities. The company has engaged Wilmington Trust as the escrow agent for the offering.

After the Offering Statement has been qualified by the Securities and Exchange Commission, we may accept the tender of funds for shares of Class A common stock. The funds tendered by potential investors will be held by the Escrow Agent, and, after we accept subscriptions for the Minimum Offering Amount, will be transferred to the company upon Closing or returned to the investors as discussed above. Each time the company accepts funds (either transferred from the Escrow Agent or directly from the investors) from investors that have met the Closing Criteria is defined as a “Closing”, and each date for which a Closing is declared is a “Closing Date”. Each Closing is only expected to last one day. The company will accept subscriptions from investors that have met the Closing Criteria on the Closing Date. However, investors that have met the Closing Criteria after the Closing Date will not be included in that Closing, and will be part of the next available Closing, which the company expects to be as soon as practical but no later than 14 days after an investor has met the Closing Criteria. We may close on investments on a “rolling” basis (so not all investors will receive their securities on the same date). Once the Closing Criteria has been met, investors will receive a notification regarding that their investment will be included in the next available Closing. Upon a Closing, investors will receive a notification regarding their securities and funds tendered by investors will be made available to the company. The escrow agreement can be found ass an exhibit to the Offering Statement of which this Offering Circular is a part.

Process of Subscribing

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

If you decide to subscribe for the shares in this offering, you should complete the following steps:

Go to www.gb8residential.com or Castleplacement.com/portfolio/gb8, click on the “Start Here” button; and click on “Invest Now”.

•	Complete the online investment form, including reviewing and executing a Subscription Agreement;

•	Deliver funds directly by check, wire, debit card, credit card or electronic funds transfer via ACH to the specified account;

•	Once funds are received an automated AML check will be performed to verify the identity and status of the investor;

Additional Provisions of Note in the Subscription Agreement

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of New York, regardless of convenience or cost to you, the investor. In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of New York for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

In addition, the subscription agreement includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver in the subscription agreement, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the agreement, by a federal or state court in the State of New York. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

Advertising, Sales and other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, the past performance of the company and its affiliates, property brochures, articles and publications concerning real estate, or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to our units, these materials will not give a complete understanding of this offering, us or our securities and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in our units.

ADDITIONAL INFORMATION

We have filed with the SEC an Offering Statement under the Securities Act on Form 1-A regarding this offering. This Offering Circular, which is part of the Offering Statement, does not contain all the information set forth in the Offering Statement and the related exhibits filed with the SEC, to which we refer you. Upon the qualification of the Offering Statement, we will be subject to the informational reporting requirements of the Securities Act that are applicable to Tier 2 companies whose securities are qualified pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. You may read and copy the Offering Statement, the related exhibits and the reports and other information we file with the SEC at the SEC’s public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information regarding the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file with the SEC.

You may also request a copy of these filings at no cost, by emailing us at: info@bg8residential.com.

Within 120 days after the end of each fiscal year we will provide to our shareholders of record an annual report (via the SEC’s EDGAR website). The annual report will contain audited financial statements and certain other financial and narrative information that we are required to provide to shareholders.

We also maintain a website at www.gb8residential.com, where there may be additional information about our business, but the contents of that site are not incorporated by reference in or otherwise a part of this Offering Circular.

GB8 Residential LLC

FINANCIAL STATEMENTS

April 6, 2023

TOGETHER WITH
INDEPENDENT AUDITORS’ REPORT

GB8 Residential LLC

INDEPENDENT AUDITORS’ REPORT

To the Managing Member of
GB8 Residential LLC

Opinion

We have audited the accompanying financial statements of GB8 Residential LLC (the “Company”), which comprise the balance sheet as of April 6, 2023, and the related statements of operations and member’s deficit, and of cash flows on April 6, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 6, 2023, and the results of its operations and its cash flows on April 6, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

☐	Exercise professional judgment and maintain professional skepticism throughout the audit.

☐	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error,

and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

☐	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

☐	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

☐	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
May 17, 2023

GB8 RESIDENTIAL LLC
BALANCE SHEET
APRIL 6, 2023

Assets
Cash	$-

Total current assets	-

Deferred offering cost	45,250
Total assets	$45,250
Liabilities and Member's Deficit
Current liabilities -
Due to manager
Total liabilities	$54,125
54,125

Commitments and contingencies (Note 3)	-

Member's deficit -
Accumulated deficit	$(8,875)
Total member's deficit	(8,875)
Total liabilities and member's deficit	$45,250

See accompanying notes to the financial statements

3

GB8 RESIDENTIAL LLC

STATEMENT OF OPERATIONS AND MEMBER’S DEFICIT
APRIL 6, 2023

Revenues	$-

Operating Expenses
General and administrative	8,875
Total operating expenses	8,875

Net loss	$(8,875)
Beginning member's equity	-
Ending member's deficit	$(8,875)

See accompanying notes to the financial statements

4

GB8 RESIDENTIAL LLC
STATEMENT OF CASH FLOWS
APRIL 6, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,875)
Changes in operating assets and liabilities -
Net cash used in operating activities	(8,875)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related party advances	54,125
Deferred offering costs	(45,250)
Net cash provided by financing activities	8,875

Change in cash and cash equivalents -	-
Cash and cash equivalents, beginning of period (inception)	-
Cash and cash equivalents, end of period (inception)	$-

Supplemental disclosures of cash flow information -
Cash paid for interest	$-
Cash paid for income taxes	$-

See accompanying notes to the financial statements

5

GB8 RESIDENTIAL LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

GB8 Residential LLC (the “Company”) is a limited liability company formed on April 6, 2023 (“Inception”) in the State of Delaware. The Company was organized to purchase and renovate multi-family residential property. The Company is managed by Pacific Oak Residential, Inc., (the “Manager”).

Management’s Plans

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of April 6, 2023. However, the Company’s Manager has provided guarantees that they will provide funding for operations for a period in excess of one year from the issuance date of these financial statements.

Risks and Uncertainties

The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, changes to minimum wages and employee benefit requirements, consumer tastes and trends in our market, negative press, or further restrictions and mandates related to the coronavirus (COVID-19). These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s year-end is December 31.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP will require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6

Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of April 6, 2023, the Company has no cash and cash equivalents.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of April 6, 2023. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Offering Costs

The Company accounts for offering costs in accordance with ASC 340, “Other Assets and Deferred Costs”. Prior to the completion of an offering, offering costs were capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in member’s equity (deficit) or the related debt, as applicable. Costs related to unsuccessful offerings are expensed.

7

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

The Company will recognize revenue when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company will apply the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No revenue has been generated to date. The primary revenues of the Company will be from rentals of residential units.

Income Taxes

The Company applies ASC 740 Income Taxes. The Company will be taxed as a corporation. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At April 6, 2023, the Company established a full valuation allowance against all deferred tax assets. The Company has not yet filed its initial income tax return. Management does not anticipate taking any uncertain tax positions.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in Accounting Standards Codification. Management believes that those issued to date are either already included in the Company’s accounting or (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

The Manager has paid $54,125 in formation, organization and offering expenses on the Company’s behalf as of April 6, 2023. The Company will reimburse the Manager for these costs and future formation, organization and offering expenses it may incur on the Company’s behalf, subject to limitations. The Company expects these expenses to not exceed $250,000.

8

NOTE 4: MEMBER’S DEFICIT

General

As of April 6, 2023, the Company is authorized to issue an unlimited amount of preferred and common shares, which none are outstanding.

On April 12, 2023, the Company designated Class A Common Shares. The terms of the shares are as followed:

1)	Class A Common Operating Cash Flow – means with all respect to each amount of operating cash flow that the Manager determines to distribute to all Holders of Shares, the product of (a) the amount of Operating Cash Flow to be distributed, multiplied by (b) a fraction, numerator of which is the amount of Class A Capital Contributions and the denominator is the aggregate amount of all Capital Contributions from all Holders of Shares in the Company.
2)	Class A Common Preferred Return – means, as of the date of any distribution of Operating Cash Flow to Holders of Class A Common Shares, a cumulative non-compounded annual return on Class A Unreturned Invested Capital of five percent (5%).
3)	"Class A Net Capital Proceeds" means, as of the date of any distribution of Net Capital Proceeds to Holders of Class A Common Shares that the Manager determines to distribute to all Holders of Shares, the product of (a) the amount of Net Capital Proceeds to be distributed to all Holders of Shares, multiplied by (b) a fraction, the numerator of which is the amount of Class A Capital Contributions and the denominator is the aggregate amount of all Capital Contributions from all Holders of shares in the Company.
4)	Distribution of Net Capital Proceeds – Class A Common Net Capital Proceeds shall be distributed from time to time, as determined by the Manager in its sole discretion, seventy percent (70%) to the Holders of Class A Common Shares on a pro rata basis based on the number of Class A Shares owned by the respective Holders and thirty percent (30%) as a performance fee to the Manager.

NOTE 5: RELATED PARTY TRANSACTIONS

The Manager is vested with the full power and authority to do, and to direct its officers and agents to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Company.

In relation to the Company’s Operating Agreement, there are various fee arrangements as follows:

1)	Acquisition Fee –The Company will pay the Manager a fee of 1% of the amount of the purchase price of any property.
2)	Asset management fee – There is no fixed asset management fee payable to the Manager. Instead, the Manager will be paid a Subordinated Asset Management Fee which will be equal to the remaining ordinary operating cash flow after all of the holders of Class A Common Shares have received a cumulative non-compounded annual return on their unreturned invested capital of 5% payable from the Company’s operating cash flow.
3)	Reimbursement of acquisition expenses – The Company will reimburse the Manager for actual expenses incurred in connection with the investigation, selection, acquisition or due diligence of a prospective investment, whether or not the Company ultimately acquires the investment.
4)	Other Expense Reimbursement – The Company will reimburse the Manager for all formation, offering and operating expenses incurred by it on the Company’s behalf, subject to limitations.
5)	Exit Fee – The Company will pay the Manager a fee of 1.00% of the gross proceeds from the sale of an asset.

In accordance with the Company’s Operating Agreement the Manager has made a total of $54,125 in convenience payments on behalf of the Company through April 6, 2023. Subsequent to inception day, the Manager advanced the Company $10,000 to be used for operations.

In addition, the Operating Agreement contemplates that the Manager will appoint a property manager (the “Property Manager”), expected to be DMH Realty, LLC, an affiliate of the Manager, to manage the Company’s properties on a discretionary basis, and to exercise, to the exclusion of the Manager (but under the supervision and authority of the Manager), all the powers, rights and discretions conferred on the Manager in respect of the properties of the Company. Fees contemplated to be paid to the Property Manager under the form of property management agreement attached as Exhibit A to the Operating Agreement, consist of:

1)	Leasing fees – The Company shall pay to Property Manager on a monthly basis in arrears, the following fees in connection with ongoing lease activity: (a) for all newly placed tenants, one month’s rent applicable to the initial rent period, and (b) for all renewal tenants, $200.
2)	Property management fees – The Company shall pay to Property Manager, on a monthly basis in arrears, fees for services provided by Property Manager to manage each property equal to 8% of all collected revenues.
3)	Shared fees – The Company shall pay to Property Manager on a monthly basis in arrears, the following portion of additional fees actually collected from any Properties: (a) from application fees collected, 100% to Property Manager, (b) from insufficient funds fees collected, 50% to Property Manager; (c) from any late fees collected, 50% to Property Manager, and (d) from any other fees, 50% to Property Manager. For the avoidance of doubt, the Company shall retain 100% of the following fees: (x) any move-in fees, and (y) any pet fees.

NOTE 6: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through May 17, 2023 the date the financial statements were available to be issued and determined there are no other material events requiring disclosure or adjustment to the financial statement.

9

APPENDIX A

PRIOR PERFORMANCE TABLES

The information presented in this section represents the relevant historical experience of real estate programs sponsored by Pacific Oak Residential, Inc. and its affiliates. Investors in this offering should not assume that they will experience returns, if any, comparable to those experienced by investors in such prior real estate programs.

Narrative Summary

The Sponsor of the company is Pacific Oak Residential, Inc., which is a majority-owned subsidiary of Pacific Oak Holding Group, LLC. Pacific Oak Holding Group, LLC was formed in 2018 by Keith Hall and Peter McMillan. Pacific Oak Holding Group also owns controlling interests in Pacific Oak Capital Advisors, Pacific Oak Capital Markets and Pacific Oak Resident Advisors.

In 2004, Messrs. Hall and McMillan and two other individuals co-founded KBS Holdings LLC, which owns KBS Capital Advisors LLC (an external advisor to KBS-sponsored real estate programs) and KBS Capital Markets Group LLC (a registered broker dealer and the dealer manager for KBS-sponsored real estate programs). KBS Holdings sponsored the following non- traded REITs: KBS Real Estate Investment Trust, Inc. (“KBS REIT I”) (which liquidated in December 2018), KBS Real Estate Investment Trust II, Inc. (“KBS REIT II”), KBS Real Estate Investment Trust III, Inc. (“KBS REIT III”), Pacific Oak Strategic Opportunity REIT, Inc. (“Pacific Oak Strategic Opportunity REIT,” which was formerly known as KBS Strategic Opportunity REIT, Inc.), KBS Legacy Partners Apartment REIT, Inc. (“KBS Legacy Partners Apartment REIT”) (which liquidated in December 2018), Pacific Oak Strategic Opportunity REIT II, Inc. (“Pacific Oak Strategic Opportunity REIT II”, which was formerly known as KBS Strategic Opportunity REIT II, Inc. and was acquired by merger by Pacific Oak Strategic Opportunity REIT in October 2020) and KBS Growth & Income REIT, Inc. (“KBS Growth & Income REIT”).

KBS Capital Advisors also initially served as the U.S. asset manager with respect to approximately $1.1 billion of real estate investments on behalf of Keppel Pacific Oak US REIT. Keppel Pacific Oak US REIT is a Singapore real estate investment trust listed on the Singapore Exchange Securities Trading Limited.

Beginning in 2018 but increasingly more so from October 2019 through September 1, 2021, Messrs. Hall and McMillan became less involved with KBS Holdings, KBS Capital Advisors and KBS Capital Markets Group, and increasingly more involved with programs sponsored by Pacific Oak Holding Group. During this time, they also focused on certain KBS- sponsored programs (Pacific Oak Strategic Opportunity REIT and Pacific Oak Strategic Opportunity REIT II) and were less involved with certain other KBS-sponsored programs (KBS REIT II, KBS REIT III and KBS Growth & Income REIT). In particular, two former KBS- sponsored programs, Pacific Oak Strategic Opportunity REIT and Pacific Oak Strategic Opportunity REIT II terminated their advisory contracts with KBS Capital Advisors effective October 31, 2019 and retained Pacific Oak Capital Advisors as of November 1, 2019. Keppel Pacific Oak US REIT also terminated its asset management agreement with KBS Capital Advisors effective October 31, 2019 and engaged Pacific Oak Capital Advisors to act as the U.S. asset manager as of November 1, 2019. After the transfer of these advisory agreements, Messrs. Hall and McMillan became even less involved with KBS Holdings and the KBS-affiliated entities and KBS-sponsored programs. On September 1, 2021, Messrs. McMillan and Hall divested their ownership interest in KBS Holdings, and at such time, Messrs. McMillan and Hall ceased to have an ownership interest in KBS Holdings, KBS Capital Advisors and KBS Capital Markets Group, though they remain the sole shareholders of Pacific Oak Holding Group.

Similarly, through September 1, 2021, there were three private programs with respect to which Messrs. McMillan and Hall were responsible for managing and operating the investments of the respective entities. These entities had a range of investment objectives and have been largely concentrated in multi-family properties or single-family residential home.

In November 2019, Pacific Oak Strategic Opportunity REIT acquired Reven Housing REIT, Inc. (“Reven”), which owned a portfolio of primarily single-family rental properties. Reven’s common stock was listed on the NASDAQ. Upon closing, Reven delisted its shares and changed its name to Pacific Oak Residential Trust, Inc. (“PORT”). As a result of this transaction, PORT became wholly-owned by Pacific Oak Strategic Opportunity REIT.

Michael Gough, the President and CEO of our Manager, co-founded Battery Point Trust, Inc. (“BPT”), a private REIT established for a single investor (along with a number of affiliates and predecessor entities, collectively, “BPT Holdings”), in 2013. In March 2019 and prior to Pacific Oak Strategic Opportunity REIT’s acquisition of PORT, PORT acquired BPT Holdings and additional preferred stock of BPT, following its earlier investment in preferred stock of BPT. Following further cross-investment between BPT and PORT, all of BPT’s stock was acquired by a subsidiary of PORT in July 2020 and BPT became a wholly-owned subsidiary of PORT.

PORT and its affiliates subsequently established and invested in Pacific Oak Residential Trust II, Inc. (“PORT II”), a separate program sponsored by an affiliate of our sponsor to raise capital in a private placement and invest primarily in single-family rental properties. Between October 2020 and May 2022 PORT invested $33.5 million into PORT II and PORT II raised $702,000 from nine third-party investors. On June 27, 2022, PORT purchased all the outstanding stock of PORT II from the other investors and PORT II became a wholly-owned subsidiary of PORT.

In the early 2020’s, Pacific Oak Capital Advisors also established, and is the sponsor and manager of, three additional private real estate vehicles that invest in commercial real estate properties.

As a result of the forgoing, our Sponsor and its affiliates currently operate Pacific Oak Strategic Opportunity REIT, a public program.. The operations and assets of Pacific Oak Strategic Opportunity REIT include:

●	The operations and assets of Pacific Oak Strategic Opportunity REIT II from its acquisition in October 2020

●	The operations and assets of Pacific Oak Residential Trust from its acquisition by Pacific Oak Strategic Opportunity REIT in November 2019

●	The operations and assets of Pacific Oak Residential Trust II since its inception in 2020

●	The operations and assets of BPT since the acquisition by PORT of all of the stock of BPT in July 2020.

An affiliate of our Sponsor, Pacific Oak Capital Advisors, also manages Keppel Pacific Oak US REIT and three additional private programs focused on commercial real estate properties.

Because of the development of Pacific Oak Strategic Opportunity REIT through acquisitions of other programs, the sponsor and manager of Pacific Oak Strategic Opportunity REIT has separated the management and operations of its portfolio of single- and multi-family rental properties, which are managed by our Sponsor and Manager, Pacific Oak Residential Inc., from its office buildings and other more traditional commercial properties, which are managed by Pacific Oak Capital Advisors. Furthermore, there are significant differences in the market and operational dynamics between residential rental properties as compared to office buildings and other more traditional commercial properties, especially following the disruption of the commercial real estate market in the wake of COVID. As a result of the foregoing, we believe that the prior performance of single- and multi-family rental properties that are managed by our Manager and Sponsor is the most comparable to our business and of relevance to potential investors in this offering. Therefore, we are providing certain prior performance information, through December 31, 2022, for the portfolio of single- and multi-family rental properties that are managed by our Manager and Sponsor, consisting of:

●	PORT (from its acquisition by Pacific Oak Strategic Opportunity REIT in November 2019)

●	PORT II (from its inception in 2020 through its acquisition by PORT in June 2022)

●	BPT – since its formation by Mr. Gough and through its acquisition by PORT in July 2020

TABLE II

COMPENSATION TO SPONSOR

(UNAUDITED)

Table II presents information showing the aggregate compensation paid in the three years ended December 31, 2022 by PORT, assuming the operations of PORT II and BPT had been consolidated with PORT during the entire period.

Type of Compensation	Pacific Oak Residential Trust
Date offering commenced	n/a, please see above
Dollar amount raised (100%)	$125,699,957
Amount paid to sponsor from proceeds of offering	$0
Dollar amount of cash generated from operations before deducting payments to sponsor	$31,614,311
Property management fees	$5,466,502
Asset management fees	$5,647,276
Leasing commission	$215,713
Other - Acquisitions fees	$3,172,748
Amount paid (or earned) to sponsor from property sales and refinancing:	n/a	(1)

(1) PORT has not yet liquidated. Pacific Oak Residential Inc. would earn incentive fees upon liquidation based on the increase in portfolio value.

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

(UNAUDITED)

Table III presents the operating results of PORT for the fiscal years ended December 31, 2020, 2021 and 2022, assuming the operations of PORT II and BPT had been consolidated with PORT during the entire period.

Operating Results (PORT) (UNAUDITED)	2019	2020	2021	2022
Gross Revenues	$6,132,192	$19,151,126	$22,649,973	$24,400,327
Profit on sale of properties	$-	$-	$-	$-
Less:
Operating expenses	$(2,957,543)	$(9,064,052)	$(10,918,125)	$(11,572,271)
Interest expense	$(2,155,325)	$(4,900,348)	$(5,848,830)	$(6,400,683)
Depreciation	$(2,583,172)	$(6,452,622)	$(7,628,108)	$(8,291,224)
Net Income — GAAP Basis	$(1,563,849)	$(1,265,897)	$(1,745,090)	$(1,863,850)
Taxable Income
from operations	$-	$-	$-	$-
from gain on sale	$-	$-	$-	$-
Cash generated from operations	$3,174,649	$9,954,158	$8,726,453	$9,759,052
Cash generated from sales	$-	$-	$-	$-
Cash generated from refinancing	$-	$-	$-	$-
Cash generated from operations, sales and refinancing	$3,174,649	$9,954,158	$8,726,453	$9,759,052
Less: Cash distributions to investors
from operating cash flow	$140,000	$900,000	$900,000	$755,000
from sales and refinancing	$-	$-	$-	$-
from other (1)	$-	$-	$-	$16,800,000
Cash generated (deficiency) after cash distributions	$3,034,649	$9,054,158	$7,826,453	$(7,795,948)
Less: Special items (not including sales and refinancing)	$-	$-	$-	$-
Cash generated (deficiency) after cash distributions and special items	$3,034,649	$9,054,158	$7,826,453	$(7,795,948)

Tax and Distribution Data
Federal Income Tax Results:
Ordinary income (loss):				(2)
from operations	$(5,349,412)	$(1,434,518)	$486,382	(2)
from recapture	$-	$-	$-	(2)
Capital gain (loss)	$-	$-	$-	(2)
Cash Distributions to Investors
Source (on GAAP basis)
Investment income	$-	$-	$-	$-
Return of capital (1)	$-	$-	$-	$16,800,000
Source (on cash basis)
Sales	$-	$-	$-	$-
Refinancing	$-	$-	$-	$-
Operations	$140,000	$900,000	$900,000	$755,000
Other (1)				$16,800,000

(1)	Represents amounts paid to redeem preferred shares of PORT held by a legacy investor in Reven.

(2)	Tax returns for 2022 have not yet been finalized.

TABLE V

SALES OR DISPOSALS OF PROPERTIES

(UNAUDITED)

Table V presents information regarding all sales or disposals of property, in the most recent three years ended December 31, 2022, by PORT, PORT II and BPT, assuming the operations of PORT II and BPT had been consolidated with PORT during the entire period. The below information does not include transfers of property that occurred as a result of the acquisition of one program by another program. PORT has not had a liquidation event to date and, therefore, the 17 sales of properties below reflect properties that were significantly underperforming or experienced sustained damage from fire, flood, or otherwise.

			Selling Price, Net of Closing Costs & GAAP Adjustments					Cost of Properties Including Closing & Soft Costs
Property	Date Acq’d	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale (1)	Purchase Money Mortgage Taken Back by Program (1)	Adjustments Resulting from Application of GAAP (3)	Total (4)	Original Mortgage Financing	Total Acquisition Costs, Capital Improvements, Closing & Soft Costs (5)	Total	Gain (loss) on sale of Investment	Excess (Deficiency) of Property Operating Receipts Over Cash Expenditures (6)
515 Avalon Ave	7.1.20	4.7.22	$57,452	$0	$57,452	$0	$57,452	$0	$133,795	$133,795	$-76,343	$-76,343
875 Newton St	7.1.20	9.23.22	$118,030	$74,164	$43,866	$0	$43,866	$74,164	$100,980	$26,816	$17,050	$17,050
1707 High St	7.1.20	4.12.21	$2,573	$61,758	$-59,185	$0	$-59,185	$0	$94,171	$94,171	$-153,356	$-153,356
75 North Gamble	7.1.20	10.31.22	$39,075	$52,299	$-13,224	$0	$-13,224	$52,299	$99,561	$47,262	$-60,486	$-60,486
819 Grove St	7.1.20	9.16.22	$39,995	$67,077	$-27,082	$0	$-27,082	$67,072	$139,899	$72,827	$-99,909	$-99,909
9441 Cote Brilliante	7.1.20	10.31.21	$88,850	$67,077	$21,773	$0	$21,773	$0	$86,059	$86,059	$-64,286	$-64,286
436 N Illinois Ave	7.1.20	1.11.21	$170,404	$122,400	$48,004	$0	$48,004	$122,400	$165,000	$42,600	$5,404	$5,404
35 Merrimont Rd	7.1.20	5.12.21	$126,365	$0	$126,365	$0	$126,365	$0	$110,000	$110,000	$16,365	$16,365
419 East 10th St	11.23.21	1.12.22	$11,076	$0	$11,076	$0	$11,076	$0	$30,000	$30,000	$-18,924	$-18,924
9137 W Mill Rd	11.23.21	5.18.23	$115,856	$0	$115,856	$0	$115,856	$0	$32,821	$32,821	$83,035	$83,035
208 E Joplin Street	11.23.21	9.16.22	$4,217	$0	$4,217	$0	$4,217	$0	$25,000	$25,000	$-20,783	$-20,783
801 S Main St	11.23.21	1.27.22	$36,750	$0	$36,750	$0	$36,750	$0	$40,000	$40,000	$-3,250	$-3,250
1113 S 19th St	11.23.21	7.25.22	$114,436	$0	$114,436	$0	$114,436	$0	$63,871	$63,871	$50,565	$50,565
306 Van Buren St	11.23.21	6.27.22	$113,729	$0	$113,729	$0	$113,729	$0	$64,534	$64,534	$49,195	$49,195
8545 Laurens Rd	7.1.20	3.18.21	$50,000	$58,294	$-8,294	$0	$-8,294	$87,719	$69,531	$-18,188	$9,894	$9,894
1731 Tahiti Ln	9.25.20	10.28.22	$26,044	$87,719	$-61,675	$0	$-61,675	$0	$127,916	$127,916	$-189,591	$-189,591

(1)	Amounts shown are face amounts and do not represent discounted current value. Amounts reflected in the Mortgage Balance column represent the allocation of a portfolio level mortgage that, following the sale, is in all cases reallocated to the program’s existing properties or remains available for use in future property acquisitions. Amounts shown in the Purchase Money Mortgage Taken Back Column reflects the net increase or decrease in the total available collateral pool for the portfolio level mortgage. Generally our portfolio level mortgages are of a 5 to 10 year duration, with payments of interest only until maturing, with annual fixed interest rates ranging from 3.9% to 4.89%.

(2)	Amounts are net of total commissions paid and other closing costs. Costs incurred in the administration of the programs not related to the operation of properties are not included.

TABLE VI

ACQUISITIONS OF PROPERTIES BY PROGRAMS

(UNUDITED)

Table VI presents information regarding all properties acquired, in the most recent three years ended December 31, 2022, by PORT, PORT II and BPT, assuming the operations of PORT II and BPT had been consolidated with PORT during the entire period The below information does not include transfers of property that occurred as a result of the acquisition of one program by another program. Specifically, the below does not include the acquisition by PORT of BPT and its combined property portfolio consisting of an aggregate of 787,631 square footage of property acquired for $56.1 million in 2020.

Pacific Oak Residential Trust

Property Name (1)	Location (2)	Type (2)	Gross leasable space (sq.ft.) or number of units and total square feet of units	Date of purchase	Mortgage financing at date of purchase	Cash down payment	Contract purchase price plus acquisition fee	Other cash expenditures expensed (Acquisition Fee)	Other case expenditures capitalized	Total acquisition cost
Chicago (196)	Chicago	SFR	219,415	5/28/2020	$16,114,206	$1,121,846	$16,900,000	$170,654	$165,398	$17,236,052
DMFA (12)	MW/SE	SFR	16,343	7/29/2020	$808,713	$226,287	$1,035,000	$0	$0	$1,035,000
Memphis (11)	Memphis	SFR	18,008	8/14/2020	$968,060	$123,396	$1,050,000	$10,500	$30,956	$1,091,456
Chicago (21)	Chicago	SFR	25,959	3/17/2021	$1,947,468	$137,854	$2,020,890	$20,209	$44,223	$2,085,322
DMFA (23)	MW/SE	SFR	29,130	4/6/2021	$1,319,568	$759,859	$2,063,000	$0	$16,427	$2,079,427
DMFA (9)	MW/SE	SFR	14,820	11/23/2021	$195,898	$525,693	$714,000	$0	$7,591	$721,591
Memphis (7)	Memphis	SFR	9,597	9/25/2020	$903,244	$198,406	$1,095,500	$0	$6,150	$1,101,650
Houston (42)	Houston	SFR	62,949	6/30/2021	$5,162,705	$1,240,302	$6,116,000	$63,396	$223,611	$6,403,007
Memphis (12)	Memphis	SFR	13,102	9/2/2021	$964,909	$316,191	$1,143,500	$12,684	$124,916	$1,281,100
Cleveland (56)	Cleveland	SFR	66,336	9/27/2021	$7,000,000	$2,318,037	$9,200,000	$92,258	$25,779	$9,318,037
Memphis (10)	Memphis	SFR	15,777	11/30/2021	$877,190	$214,608	$973,500	$10,810	$107,488	$1,091,798
Houston (35)	Houston	SFR	52,758	12/28/2021	$3,070,165	$2,372,330	$5,300,000	$53,886	$88,609	$5,442,495
Memphis (89)	Memphis	SFR	97,277	2/10/2022	$3,834,031	$2,067,424	$5,500,000	$58,430	$343,025	$5,901,455
Michigan (283)	Michigan	SFR	532,088	5/12/2022	$59,400,001	$22,534,624	$80,250,000	$802,500	$882,125	$81,934,625
Ohio (41)	Ohio	SFR	54,613	5/18/2022	$5,199,998	$2,142,777	$7,250,000	$72,701	$20,074	$7,342,775
Memphis (6)	Memphis	SFR	6,911	6/20/2022	$598,421	$109,649	$700,500	$7,570	$0	$708,070
Chicago (29)	Chicago	SFR	33,695	9/8/2022	$2,602,583	$124,422	$2,720,000	$7,005	$0	$2,727,005
MemphisMLS	Memphis	SFR	9,881	9/15/2022	$831,898	$297,787	$1,118,500	$11,185	$0	$1,129,685
Memphis (20)	Memphis	SFR	33,608	9/15/2022	$2,647,409	$510,296	$3,126,441	$31,264	$0	$3,157,705
Memphis (5)	Memphis	SFR	6,215	9/15/2022	$520,942	$95,158	$610,000	$6,100	$0	$616,100

(1)	Each item under “property name,” other than MemphisMLS, represents a portfolios of properties acquired with the number in parenthesis after the property name representing the number of properties included in the portfolio. The data presented in the other columns has been aggregated for all properties within the specific portfolio.

(2)	“MW/SE” means Midwest / Southeast and “SFR” means single-family rental properties.